

TUESDAY, APRIL 23, 2019

8:30 A.M. (EDT)

Nasdaq MarketSite
Four Times Square
New York, NY 10036

Notice of 2019 Annual Meeting of Stockholders and Proxy Statement

Our Vision

Reimagining markets to realize
the potential of tomorrow.

Our Mission

We bring together ingenuity, integrity and
insights to deliver markets that accelerate
economic progress and empower people to
achieve their greatest ambitions.

MARCH 12, 2019

Dear Fellow Stockholders,

We would like to thank you for your support of Nasdaq. We approached 2018 with a dual focus: developing our core businesses organically and expanding in promising growth areas that align with our strategic objectives. Our long-term goal is to drive sustainable growth and value creation for you, our stockholders.

We recognize our role in society and remain committed to achieving our goal by executing efficiently, innovating for our clients, serving our communities, managing risks and pursuing excellence in every business segment to achieve long-term sustainable growth. We vigilantly guide Nasdaq by not only asking the "why" but also by governing the "how"; a successful visionary strategy depends on thoughtful execution.

As we reflect on 2018 and look forward, we believe Nasdaq is strategically positioned for future growth because of our investments in our technology, markets, alternative data and analytics businesses and our commitment to attracting, retaining and developing a workforce that is aligned with our strategic objectives.



$2.53B 2018 Net Revenues[1]

Business Priorities & Strategic Pivot

Nasdaq's strategic repositioning, a key management initiative launched in 2017 with the Board's full support, continued to move forward with a number of long-term investments. The company's growth segments continue to maximize our capabilities in technology, alternative data and analytics through the integration of eVestment and the acquisitions of Quandl and Cinnober. Our long-term investments in the Nasdaq Financial Framework and SMARTS surveillance platform for the buy-side demonstrate our innovation and proactive responsiveness to client needs and industry best practices. We also took steps to optimize our portfolio through the successful sale of our Public Relations Solutions and Digital Media Services businesses, the divestiture of our minority stake in LCH Group Holdings Limited and the recently announced agreement to sell BWise to SAI Global.

Our 2018 financial results are a testament to the success of this repositioning, with $2,526 million in net revenues and strong organic growth. GAAP diluted EPS was $2.73, compared with $4.30 in 2017, while non-GAAP diluted EPS was $4.84, a 20% increase compared with the prior year.[2]

---

[1] Represents revenues less transaction-based expenses.
[2] Refer to Annex A for our reconciliations of U.S. GAAP to non-GAAP net income and diluted EPS.



We committed to investing in profitable growth,
with a goal of 10% or greater ROIC.

Capital Allocation

A key area of focus for the Board and management in 2018 was capital deployment. We committed to investing in profitable growth, with a goal of 10% or greater ROIC. We raised our quarterly dividend from $0.38 in the first quarter of 2018 to $0.44 in the following three quarters of the year. We also focused on maintaining our investment grade status, with a program to deleverage to a mid-2X ratio. Finally, our commitment to returning capital to stockholders has resulted in Nasdaq buying back more than $1 billion of our shares since 2015, including $294 million in repurchases in 2018 funded by the proceeds received from the divestiture of our Public Relations Solutions and Digital Media Services businesses.

Our Commitment to Market Reform

Both management and the Board recognize that Nasdaq plays an important role within our society. Nasdaq's blueprint to ensure the U.S. markets remain attractive gained significant momentum during the year. Known as 'Revitalize,' this campaign launched in 2017 and seeks to maintain healthy equity markets to ensure job growth, fuel the economy and create long-term wealth. As a result of our efforts, and with bipartisan support, the campaign has spurred discussions on the proxy process by the SEC, movement in Congress to enhance transparency in the proxy advisory industry and growing support among the business community to streamline the quarterly reporting obligations for small and medium growth-sized companies. More information is available at nasdaq.com/revitalize.

Our Focus on People Practices (Human Capital Management) & Workplace Culture

Nasdaq remains committed to its diverse and inclusive culture, which we believe is a core strength of our company, particularly as we focus not only on long-term outcomes, but how they are achieved. In 2018, we were pleased with management's notable successes to attract and retain our talented workforce. We encouraged Nasdaq leadership to keenly focus on engaging our current workforce, empowering it to become actively involved in implementing our strategy and advancing our dynamic corporate culture. We also supported the expansion of Nasdaq's highly-competitive intern program, partnering with many prestigious universities to attract new talent. As our business and the industry evolve, we continue to remain focused on creating a corporate culture that is agile, innovative and able to adapt to meet the needs of our customers.

Corporate Sustainability

ESG remains a major focus for Nasdaq, at both the Board and management levels, for our own company and our clients. The Nominating & Governance Committee of our Board expanded its responsibilities in 2019 to include oversight of environmental and social policies, practices, initiatives and reporting. We launched several new ESG products, including our ESG Data Portal and the ESG Pilot Program, aimed at supporting global markets in achieving better ESG reporting. During 2018, Nasdaq reinforced its own commitment to green office space with the Nasdaq MarketSite transitioning to 100% renewable energy sourcing. Nasdaq was also the only stock exchange operator on the prestigious Dow Jones Sustainability North America Index for a third consecutive year.

"Our executives create our strategy and drive our corporate culture. The Board challenges the strategy and ensures the alignment of the strategy and corporate culture with a focus on long-term value creation."

MICHAEL R. SPLINTER
Chairman of the Board, Nasdaq

Enterprise Risk Management

As a Board, we focus on defensive as well as proactive initiatives, and Nasdaq's cybersecurity and enterprise risk management disciplines are at the core of our work for clients and the markets we serve. We maintain a comprehensive information security program led by our Chief Information Security Officer, who has defined a multi-year cybersecurity strategic plan that incorporates guidance from the National Institute of Standards and Technology industry standard Framework for Improving Critical Infrastructure Cybersecurity. In addition, our Global Ethics and Compliance Program supports Nasdaq's mission and business goals by reinforcing our ethical culture and managing compliance risk.

We continue to evolve and enhance our systems and programs to better deal with unpredictable occurrences in our business. In September 2018, a clearing member of Nasdaq Clearing's commodities market defaulted. Under the oversight of the Audit Committee, Nasdaq Clearing quickly launched a review of Nasdaq Clearing's risk management practices, conducted by a third-party firm, Oliver Wyman, and developed a plan to enhance the governance and operations of our clearinghouse throughout 2019. Nasdaq Clearing is already implementing many of these enhancements.

Board and Committee Composition

In our continued evaluation of our Board composition to ensure the Board is comprised of talented, skilled and ethical directors aligned with the long-term interests of stockholders, we are pleased to nominate Alfred W. Zollar, Executive Partner at Siris Capital Group, LLC and an experienced technologist and FinTech executive, to the Board. We also remain strongly committed to diversity on the Board.

A continued priority for the Board is to hear from you and engage with you, our stockholders. Please continue to share your views, opinions and suggestions with us by writing us at: AskBoard@nasdaq.com or Nasdaq Board of Directors c/o Joan Conley, SVP and Corporate Secretary, 805 King Farm Blvd., Rockville, MD 20850. We would like to thank you for your trust in Nasdaq. Our Board is committed to driving value on your behalf through our steadfast support of Nasdaq's corporate strategy and our management team's purposeful execution of our strategy in alignment with our mission and values.

The Board of Directors of Nasdaq, Inc.

Melissa M. Arnoldi	Steven D. Black	Essa Kazim	John D. Rainey	Jacob Wallenberg
Charlene T. Begley	Adena T. Friedman	Thomas A. Kloet	Michael R. Splinter	Lars R. Wedenborn



ADENA T. FRIEDMAN
President & CEO

MARCH 12, 2019

Dear Stockholders,

As I look back on 2018, my second year serving as President and CEO of Nasdaq, I reflect on a year marked by the new strategic direction for our company. I am proud to say that we made substantial progress toward the ambitious and far-reaching objectives that we established at the end of 2017. The steps we took to put our strategy into action reaffirm our commitment to growth by realigning with our clients' needs, establishing Nasdaq as an innovative analytics and technology leader, deploying our "Markets Everywhere" technology efforts and enhancing our competitive position across our foundational businesses.

Of course, preparing for the future requires being nimble and adaptable to change – and 2018 was undoubtedly a year of significant change and disruption for the global capital markets. These changes stemmed from a variety of technological, market-driven and regulatory issues. However, we were able to react accordingly and stay focused on the long-term goals that we set for ourselves.

Rewrite Tomorrow

2018 was a critical year for Nasdaq as we progressed on our path to maximize our opportunities as a technology and analytics provider while we sustained and grew our core marketplace businesses. We delivered net revenues of $2.5 billion and solid full-year organic revenue growth of 8% across our businesses, a substantial increase from recent years. This was driven by our non-trading business segments each contributing at or above their recently-raised medium-term growth outlook ranges, while our core Market Services business delivered its best performance in seven years and our index franchise set new records both in terms of revenues and licensed AUMs.

We also are successfully reallocating resources to Nasdaq's growth areas, investing over $1 billion into our Market Technology and Information Services businesses through a mix of acquisitions and R&D initiatives to maximize our capabilities in emerging technology, data and analytics. The completion of our acquisitions of data and analytics platforms eVestment and Quandl, as well as Cinnober, an exchange and clearing technology provider, will allow us to stay on the forefront of the technologies that are critical to our clients' success.

With our capital allocation priorities, we remain committed to returning capital as earnings and free cash flow grow. In 2018, we delivered $674 million back to our stockholders through stock repurchases and dividends, while also raising our quarterly dividend per share by 16%.

"We are focused on creating sustainable value with emphasis on organic revenue growth across our businesses while maintaining healthy expense discipline, with the goal to drive a strong return on invested capital and double digit total stockholder return."

A D E N A   T .   F R I E D M A N
President & CEO, Nasdaq

A central component to our business strategy is a broad understanding that we are operating in a fast-moving and dynamic environment driven by rapid technological change and shifting client demands. The investments we made in the Nasdaq Financial Framework, our next generation market technology platform, are of particular importance. The Nasdaq Financial Framework infrastructure can be delivered for the first time as a hosted solution, unlocking new growth opportunities and enabling material operating efficiencies.

While this investment initiative is long-term in nature, the client response has been encouraging, and we were incredibly excited to announce our partnership with NSE, the largest exchange in India and one of the largest exchanges in the world by volume. NSE agreed to replace its clearing and settlement systems with architecture using the Nasdaq Financial Framework to allow clearing and settlement of all asset classes in one system. In April, Gemini, the digital asset exchange and custodian, announced it will leverage our SMARTS market surveillance technology to monitor its marketplace and surveil activity across the Gemini auction process that is used to determine the settlement price for certain Bitcoin futures. In total, our Market Technology segment signed 12 new market infrastructure operator clients and 20 new buy- and sell-side clients for our surveillance solutions in 2018, nearly double the number of clients signed in 2017.

We have also started to evolve how the Nasdaq Financial Framework can benefit enterprises outside of traditional financial markets, such as those in the advertising, insurance and gaming and wagering industries. While this "markets everywhere" opportunity is still in the early stages, we are seeing encouraging progress with notable partnerships in Hong Kong and Stockholm and look forward to sharing exciting updates later in the year.

Finally, we optimized our portfolio through the successful sale of our Public Relations Solutions and Digital Media Services businesses to West Corporation in mid-2018 and the recently announced agreement to sell BWise to SAI Global. These divestitures allow us to shift resources, people and capital to growth opportunity areas within the company, while also maintaining investments in core businesses.

$27.7B

In our sixth consecutive year as the market leader in the number of IPOs in the U.S., we led U.S. exchanges with a 72% win-rate, welcoming 186 IPOs, with new listings raising $27.7 billion.

72%

U.S. IPO win-rate

186

U.S. IPOs listed on the Nasdaq Stock Market in 2018

The Quality of the U.S. and European Capital Markets

2018 also was a notable year for new listings at Nasdaq – our sixth consecutive year as market leader in the number of IPOs in the U.S. We led U.S. exchanges with a 72% win-rate, welcoming 186 IPOs, with new listings raising $27.7 billion. However, despite favorable market conditions for the majority of the year, there are still fewer publicly listed companies today than there were 25 years ago. We remain committed to working toward many of the market overhaul objectives we laid out in our blueprint, "The Promise of Market Reform: Reigniting America's Economic Engine," and there have been numerous developments worthy of celebration.

In July, the U.S. House of Representatives passed JOBS Act 3.0 by a 406-4 bipartisan vote that advances many aspects of our blueprint's agenda. We saw the SEC affirm how important transparency is to well-functioning markets, and we were proud to share some of our 'Revitalize' agenda through participation in the agency's roundtable on thinly-traded securities. Separately, we continue to be vocal in support of improving the market structure for thinly-traded exchange traded products.

We remain committed to advocating for reforms that improve market structure and aim to ease regulatory challenges our corporate clients are facing. In April 2018, we participated in an SEC roundtable to discuss market structure for small and mid-cap securities, following which we submitted an application for a rule change that would ease the pressures of fragmented trading, and we continue to be engaged with policy makers and regulators on various issues pertinent to our clients. This includes obtaining signatures from more than 300 listed companies to propose SEC oversight of proxy advisors and supporting the SEC's proposal to extend "test-the-waters" reform by allowing all issuers to communicate with potential investors about a possible IPO or other registered securities offerings.

In Europe, where our Nordic markets continue to attract new companies from across the region, we are working together with relevant stakeholders and industry organizations to ensure the implementation of the MiFID II legislation will not hinder the function, growth and development of European markets. While we support MiFID II's goal of increasing investor protection, fairness and transparency, we continue to work with key policy makers to enhance the new rules to ensure that they accomplish their intended purpose. Additionally, as a result of new MiFID II requirements, we are working with our corporate clients to help them manage significant changes that are impacting research coverage and corporate access to both the buy-side and sell-side.

Environmental, Social and Governance

In addition to making strides this year toward the future of our business, we remain committed to ensuring the sustainability of our planet and the strength of the communities where we live and work. In 2018, ESG remained high on the radar of both our clients and Nasdaq – starting with a commitment from our Board and senior management, and extending throughout the entire organization and our operations.

Nasdaq was able to reach new milestones for its ESG offerings last year, which we view as critical to ensuring that we are both a leader of and a participant in an industry-wide effort to enhance voluntary ESG reporting guidelines. We launched new ESG-focused client solutions to achieve this goal, including our ESG Data Portal, a centralized distribution point that offers investors access to standardized ESG data from companies listed on our Nordic markets. We also continue to see strong client-adoption of our ESG Reporting Guide Pilot in the Nordic and Baltic regions.

We reinforced our commitment to green office space during the year by successfully transitioning the Nasdaq MarketSite to 100% renewable energy sourcing. Nasdaq was also the only stock exchange operator on the prestigious Dow Jones Sustainability North America Index for a third consecutive year – a testament to our success in integrating sustainable practices into our business.

To be the best organization possible, we have remained committed to one of our most important strengths: our diverse and inclusive corporate culture. We made further progress toward our goals last year through a refreshed values framework and programs that foster inclusion and celebrate the differences among all of our employees. These important measures help ensure that Nasdaq's ethics and transparency standards are first-rate, allowing us to attract and retain the talented people we need to accomplish our strategic goals.

The years ahead for Nasdaq are bright, and our team is energized by the early results of our strategic direction to reimagine markets to realize the potential of tomorrow.



ALFRED W. ZOLLAR
2019 Director Nominee

We continually look to ensure our leadership – including our Board of Directors – is comprised of fresh insights and new perspectives that represent the long-term interest of our stockholders, and we strive for diversity to advance our commitment to foster an inclusive and forward-thinking workplace. We were fortunate to welcome Jacob Wallenberg, Chairman of Investor AB, as our newest director in April 2018. We are pleased to have Alfred W. Zollar, Executive Partner of Siris Capital Group, LLC and former executive at IBM, stand for election to the Board at our Annual Meeting.

Looking Ahead

Nasdaq's accomplishments in 2018, along with our commitment to maintaining our course for the future, provide me with immense pride and excitement for what's to come. I am confident that we are taking the right actions now to succeed in a future of limitless innovation and growth opportunities – a future that isn't far away.

During the next year, our efforts will focus on the following execution priorities. First, we aim to enhance our technology presence across capital markets and beyond, which we intend to measure principally through the implementation and client adoption of the Nasdaq Financial Framework. Second, we aim to drive better client interactions through our trade surveillance, data analytics and integrity solutions across our sell-side, buy-side and corporate clients, which we will measure through the client adoption of our innovative solutions. Third, we want to enhance our leadership position in the marketplaces in which we operate as we continue to innovate with new functionality and strong market share in our core marketplaces. And lastly, we want to build meaningfully on our high integrity, mission-driven culture, to multiply our opportunities to innovate and grow.

The years ahead for Nasdaq are bright, and our team is energized by the early results of our strategic direction to reimagine markets to realize the potential of tomorrow.

Adena T. Friedman
President and CEO
Nasdaq, Inc.

Notice of Annual Meeting of Stockholders

To the Stockholders of Nasdaq, Inc.

You are receiving this proxy statement because you were a stockholder at the close of business on the record date of February 25, 2019 and are entitled to vote at our Annual Meeting of Stockholders. Our Board of Directors is soliciting the accompanying proxy for use at the Annual Meeting. The Annual Meeting will be held to:

» elect 11 directors for a one-year term;

» approve the company's executive compensation on an advisory basis;

» ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019;

» consider a stockholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and

» transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

In accordance with rules of the SEC, instead of mailing printed copies of our proxy materials to each stockholder of record, we are furnishing the proxy materials for the 2019 Annual Meeting by providing access to these documents on the internet. A notice of internet availability of proxy materials is being mailed to our stockholders. We first mailed or delivered this notice on or about March 12, 2019. The notice of internet availability contains instructions for accessing and reviewing our proxy materials and submitting a proxy over the internet. Our proxy materials were made available at www.proxyvote.com on the date that we first mailed or delivered the notice of internet availability. The notice also will tell you how to request our proxy materials in printed form or by e-mail, at no charge. The notice contains a control number that you will need to submit a proxy to vote your shares.

If you plan to attend the meeting in New York, you will need to request an admission ticket in advance and present a valid form of photo identification and proof of ownership of our common stock as of the record date as detailed on page 124 of the proxy statement. Please arrive early at the meeting location to register and join the meeting.

By Order of the Board of Directors,

Adena T. Friedman
President and CEO
New York, New York
March 12, 2019

TUESDAY, APRIL 23, 2019

8:30 A.M. (EDT)

Nasdaq MarketSite
Four Times Square
New York, NY 10036

HOW TO VOTE

Your vote is important. You are eligible to vote if you were a stockholder of record at the close of business on February 25, 2019.

Please read the proxy statement with care and vote right away using any of the following methods and your control number.



By Internet Using Your Computer
www.proxyvote.com
Visit 24/7



By Phone
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



By Internet Using Your Tablet or Smart Phone
Scan this QR code 24/7 to vote with your mobile device



By Mail
Cast your ballot, sign your proxy card and return by postage-paid envelope



Attend the Annual Meeting
Vote in person

Join the live webcast of the meeting from our Investor Relations website:
http://ir.nasdaq.com/investors/annual-meeting

Acronyms and Certain Defined Terms

CEO	Chief Executive Officer
CFO	Chief Financial Officer
COBRA	Consolidated Omnibus Budget Reconciliation Act
ECIP	Executive Corporate Incentive Plan
EPS	Earnings Per Share
Equity Plan	Nasdaq's Equity Incentive Plan
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
EVP	Executive Vice President
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation"
GAAP	Generally Accepted Accounting Principles
H.E.	His Excellency
IPO	Initial Public Offering
M&A	Mergers and Acquisitions
NEO	Named Executive Officer
PCAOB	Public Company Accounting Oversight Board
People@Nasdaq	Nasdaq's Human Resources Department
PSU	Performance Share Unit
ROIC	Return on Invested Capital
RSU	Restricted Stock Unit
SEC	U.S. Securities and Exchange Commission
S&P 500	S&P 500 Stock Market Index
SVP	Senior Vice President
TSR	Total Stockholder Return

Table of Contents



Proxy Summary

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider in voting your shares. You should carefully read the entire proxy statement, as well as our 2018 annual report on Form 10-K, before voting.

Integrity is at the foundation of everything we do – it is a critical enabler of our mission to build an enduring brand, serve our clients and attract top talent. Everything that we do grows out of that fundamental commitment to doing the right thing."

A D E N A   T.   F R I E D M A N
President & CEO, Nasdaq

Voting Matters and Board Recommendations

Proposal	Nasdaq Board's Recommendation
Proposal 1. Election of Directors (PAGE 44) The Board and the Nominating & Governance Committee believe that the 11 director nominees possess the skills, experience and diversity to advise management on the company's strategy for long-term value creation, as well as to monitor performance and provide effective oversight of strategy execution and risk.	FOR EACH NOMINEE
Proposal 2. Approval of the Company's Executive Compensation on an Advisory Basis (Page 66) The company seeks a non-binding advisory vote to approve the compensation of its NEOs as described in the Compensation Discussion and Analysis section beginning on page 67. The Board values stockholders' opinions and the Management Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	FOR
Proposal 3. Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2019 (Page 110) The Board and Audit Committee believe that the retention of Ernst & Young LLP to serve as the company's independent auditor for 2019 is in the best interests of the company and its stockholders.	FOR
Proposal 4. Stockholder Proposal – Right to Act by Written Consent (Page 112) As in 2015, 2017 and 2018, the Board believes that the stockholder proposal to allow action by written consent is not in the best interests of Nasdaq and its stockholders and urges stockholders to reject the proposal as they have done at each of the past annual meetings in which it was presented.	AGAINST

Performance Highlights

We delivered excellent results for stockholders in 2018 as we refined our strategic direction and continued to position ourselves as a financial technology leader.

54.9%

3-Year cumulative TSR,[1] significantly outperforming both the S&P 500 and Nasdaq Composite

5% and 8%

5% net revenue growth[2] in 2018 versus 2017, including 8% organic revenue growth excluding the impact of acquisitions, divestitures and changes in foreign exchange rates

11.6%

1-Year TSR,[1] significantly outperforming the S&P 500 and Nasdaq Composite

$1.4B

Returned to stockholders in repurchased stock and dividends over the last three years

$2.73

2018 GAAP diluted EPS, compared to $4.30 in 2017

$4.84

2018 non-GAAP diluted EPS, compared to $4.02 in 2017

---

[1]   In this proxy statement, TSR for a particular period of time is calculated by adding cumulative dividends to the ending stock price, and dividing this by the beginning stock price. A 30-day average is used to calculate the beginning and ending stock prices.

[2]   Net revenues were $2,526 million in 2018, an increase of 5% compared to 2017, resulting from 8% organic growth, partially offset by a 3% reduction from the net impact of the divestiture and acquisition of businesses.

2018 - 2019 Board of Directors



Steven D. Black

John D. Rainey

Thomas A. Kloet

Lars R. Wedenborn

Essa Kazim

Melissa M. Arnoldi

Jacob Wallenberg

Adena T. Friedman

Michael R. Splinter

Charlene T. Begley

Director Nominees

Name and Classification[1]	Age	Director Since	Principal Occupation	Independent	Current Committee Memberships				Other Public Company Boards
					AC	FC	MCC	NGC	
Melissa M. Arnoldi Non-Industry; Public	46	2017	CEO, Vrio Corp., a subsidiary of AT&T Inc.	•	•				0
Charlene T. Begley Non-Industry; Public	52	2014	Retired SVP & Chief Information Officer, General Electric Company	•	•		•		2
Steven D. Black Non-Industry; Public	66	2011	Co-CEO, Bregal Investments	•			Chair	•	1
Adena T. Friedman Staff	49	2017	President and CEO, Nasdaq, Inc.			•			0
Essa Kazim Non-Industry	60	2008	Governor, Dubai International Financial Center; Chairman, Borse Dubai and Dubai Financial Market	•		•			1
Thomas A. Kloet Non-Industry; Public	60	2015	Retired CEO & Executive Director, TMX Group Limited	•	Chair			•	0
John D. Rainey Non-Industry; Issuer	48	2017	CFO and EVP of Global Customer Operations, PayPal Holdings, Inc.	•	•	Chair			0
Michael R. Splinter[2] Non-Industry; Public	68	2008	Retired Chairman and CEO, Applied Materials, Inc.	•			•	Chair	2
Jacob Wallenberg Non-Industry	63	2018	Chairman, Investor AB	•				•	3
Lars R. Wedenborn Non-Industry	60	2008	CEO, FAM AB	•		•			1
Alfred W. Zollar Non-Industry; Public	64	N/A	Executive Partner, Siris Capital Group, LLC	•					2
Number of Meetings Held in 2018					9	3	4	5	

[1]   In accordance with SEC requirements to ensure that balanced viewpoints are represented on our Board of Directors, Nasdaq's By-Laws require that all directors be classified as: Industry Directors; Non-Industry Directors, which may be further classified as either Issuer Directors or Public Directors; or Staff Directors. The requirements for each classification are outlined in the By-Laws.

[2]   Mr. Splinter is serving as Chairman of the Board from April 2018 through the 2019 Annual Meeting of Stockholders.

AC: Audit Committee
FC: Finance Committee
MCC: Management Compensation Committee
NGC: Nominating & Governance Committee

Our Board[1]

Director Qualifications



72%	36%	45%	82%	82%	82%	91%	100%
8 CAPITAL MARKETS	**4** CYBERSECURITY	**5** ENVIRONMENTAL & SOCIAL	**9** FINTECH	**9** M&A	**9** PUBLIC COMPANY BOARD & CORPORATE GOVERNANCE	**10** RISK MANAGEMENT	**11** STRATEGIC VISION & LEADERSHIP

Diverse Backgrounds



73%
8 CURRENT & FORMER
CEOS OR CHAIRMEN

27%
3 CURRENT & FORMER
EXCHANGE OFFICIALS

27%
3 WOMEN

18%
2 ETHNICALLY DIVERSE

27%
3 BORN OUTSIDE
THE U.S.

36%
4 WORK OUTSIDE
THE U.S.

64%

If each director nominee is elected to the Board at the 2019 Annual Meeting of Stockholders, **64%** of the Board will be diverse in terms of gender, ethnicity or nationality.

Director Tenure



45%
2 YEARS OR LESS

64%
5 YEARS OR LESS

73%
10 YEARS OR LESS

0-2 years	3-5 years	6-10 years	10+ years
5	2	1	3

Director Age



46   57.8   68

AVERAGE AGE

---

[1] Statistics in this chart are calculated with respect to the 11 Board nominees listed on the prior page.

We value our stockholders' perspectives and maintain a robust stockholder engagement program.

Engaging with Our Stockholders

We value our stockholders' perspectives and maintain a robust stockholder engagement program. During 2018, we conducted outreach to a cross-section of stockholders owning approximately 45% of our outstanding shares. In 2018, our key stockholder engagement activities included our 2018 Investor Day, 6 investor (non-deal) road shows in 6 countries, 17 investor conferences and our 2018 Annual Meeting of Stockholders.

We also held formal engagement sessions with the investment stewardship teams at holders of approximately 60% of our outstanding shares. In addition, we conducted quarterly outreach to the investment stewardship teams at many of our institutional holders.

Ongoing communication with our stockholders helps the Board and senior management gain useful feedback on a wide range of subjects and understand the issues that matter most to our stockholders. Nasdaq views accountability to stockholders as both a mark of good governance and a critical component of our success. Management regularly confers with investors and actively solicits feedback on a variety of topics including those listed below.

2018 Stockholder Meeting Highlights[1]

88.5%
STOCKHOLDER LEVEL
OF PARTICIPATION

99.7%
STOCKHOLDERS WHO VOTED
IN SUPPORT OF PRESIDENT & CEO

99.6%
STOCKHOLDERS WHO VOTED IN
SUPPORT OF CHAIRMAN OF THE BOARD

99.2% - 99.9%
PERCENTAGE RANGE OF VOTES FOR OTHER
DIRECTOR NOMINEES

96.4%
STOCKHOLDERS WHO VOTED IN SUPPORT
OF 2018 SAY ON PAY PROPOSAL

[1] These voting results exclude excess shares that were ineligible to vote as a result of the 5% voting limitation in the Company's Amended and Restated Certificate of Incorporation.

Annual Stockholder Outreach Cycle

Nasdaq believes that strong corporate governance should include regular, constructive year-round engagement with portfolio managers and investment stewardship teams. We actively listen to our institutional stockholders' investment stewardship teams as part of our annual engagement cycle as described below.

We actively listen to our institutional stockholders' investment stewardship teams as part of our annual engagement cycle.



Spring	Summer	Fall	Winter

» Active outreach with institutional holders to discuss important governance items to be considered at Annual Meeting	» Review results and feedback from Annual Meeting with institutional holders	» Conduct annual Board assessment of governance, including feedback of stockholders	» Active outreach with institutional holders to understand their priorities in the areas of corporate governance, executive compensation, ESG and other disclosures
» Publish annual communications to stockholders: annual report, proxy statement and 10-K	» Share investor feedback with the entire Board	» Active outreach with institutional holders to identify focus and priorities for the coming year	» Share investor feedback with the entire Board
» Conduct Annual Meeting	» Active outreach with institutional holders to discuss vote and follow-up issues	» Engage with investors through industry conferences, non-deal roadshows and meetings	» Review governance best practices and trends, regulatory developments and our governance framework
» Post Annual Meeting results on Nasdaq website	» Engage with investors through industry conferences, non-deal roadshows and meetings	» Conduct annual perception study	» Engage with investors through industry conferences, non-deal roadshows and meetings
» Engage with investors through industry conferences, non-deal roadshows and meetings	» Webcasts of most conference presentations are available to all investors, including individual investors	» Webcasts of most conference presentations are available to all investors, including individual investors	» Webcasts of most conference presentations are available to all investors, including individual investors
» Webcasts of most conference presentations are available to all investors, including individual investors			

What We Heard/What We Did

What We Heard	What We Did
Nasdaq Corporate Strategy and Focus on Long-Term Value Creation *Strategic Pivot, Capital Allocation, Strategic Investments*	» At our Investor Day in March 2018, we communicated a clear framework for our strategic pivot and capital allocation priorities with clear metrics to measure success. » We advanced our strategic repositioning to maximize opportunities as a technology, markets and analytics provider with significant, strategic organic investments in the Nasdaq Financial Framework, SMARTS Data Discovery, Nasdaq Private Market and eVestment Private Markets, supplemented by the acquisitions of Cinnober and Quandl. » We divested the Public Relations Solutions and Digital Media Services businesses that were formerly a part of our Corporate Solutions business. » We increased the revenue growth targets for our non-transactional businesses and established a target ROIC rate of greater than or equal to 10% for organic and inorganic investments. » We increased the regular dividend by 16% to $0.44 per share consistent with our Board's policy to provide stockholders with regular and growing dividends over the long term as earnings and cash flow grow. » Our share repurchase program continued with the primary objective of maintaining a stable share count, while also returning the after-tax proceeds from the divestiture to stockholders through share repurchases.
Board Governance and Oversight *Board Composition, Refreshment, Assessment, Training/Education*	» We continue to align our board composition with our strategic direction with the nomination of Alfred W. Zollar, an Executive Partner at Siris Capital Group, LLC and former executive at IBM, for election to the Board at the 2019 Annual Meeting. » Our Board conducted year-round planning for director succession and refreshment to ensure an appropriate mix of skills, experience, tenure and diversity. » We enhanced both our written and in-person board evaluations and self-assessments. » A majority of our independent directors attended continuing education and professional director development sessions throughout the year.

Remuneration and Compensation
 	
Alignment of Pay Policies with Corporate Strategy
	» We reformulated our company values as actionable behavior statements, providing the ability to measure, recognize and reward employees who model these expectations.
	
	» The Management Compensation Committee of our Board reviewed and approved:
	  » a new executive compensation peer group in alignment with our corporate strategy;
	  » a total rewards philosophy and pay structure to ensure alignment with the corporate strategy in a challenging and competitive labor market; and
	  » performance goals for incentive compensation that incent execution of corporate strategy.

People Practices (Human Capital Management) *Alignment of Culture with Corporate Strategy*	» We focused on the employee experience by increasing our capacity to listen to and learn from employees, including "listening tours" at a number of our offices, surveys of all new hires and a global employee engagement survey. » We developed new leadership expectations accompanied by a new training curriculum to enhance our leadership capabilities in driving our innovative and agile culture. » We expanded the global footprint of our Young Professionals Program, a comprehensive two-year professional development program for new college graduates, including a certificate in Digital Innovation from a prestigious university, in order to build a strong talent pipeline. » We expanded our commitment to diversity, equality and inclusion through the creation of five new internal employee affinity groups. We also provided formal training for senior leaders on diversity and inclusion topics, including micro-inequities. » We furthered our commitment to innovation through our Nasdaq Next program, which encourages employees to have a growth mindset.

What We Heard	What We Did
 **Environmental and Social Issues** *Oversight, Assessment, Goals and Metrics*	» The Nominating & Governance Committee of our Board expanded its responsibilities to include oversight of environmental and social policies, practices, initiatives and reporting. » We identified key environmental and social areas of focus for Nasdaq through creation of an ESG Steering Committee. » We identified environmental and social goals and metrics for 2019.
 **Managing Global Enterprise Risk** *Comprehensive Risk Oversight by the Audit Committee, Ethical Culture, SpeakUp! Program*	» The Board, through the Audit Committee, continued to set Nasdaq's risk appetite – the boundaries in which Nasdaq's management operates while achieving the corporate objectives. The risk governance structure monitors adherence to the risk appetite, and risk reporting provides management, risk committees and the Audit Committee with information to facilitate risk-informed decision-making. » The Audit Committee continued its robust oversight of our information/cybersecurity program and breach preparedness, and Nasdaq engaged an external auditor to review the program for maturity and improvement. » We increased risk transparency and awareness by engaging employees at all levels of the organization through employee training, a risk incident capture program and risk assessments. » We strengthened our business continuity and disaster recovery management programs to minimize any negative impact to the organization in the event of a crisis. » Our President and CEO and other executive officers frequently communicated with employees about our culture of integrity. » Similar to prior years, we achieved 100% compliance by all active employees with our annual Code of Ethics certification requirement. » We reinforced the importance and accessibility of our SpeakUp! Program – an enterprise-wide program that provides associates multiple channels to seek ethics and compliance guidance, report suspected misconduct or identify concerns – with employees through broad communications, refreshed signage and manager-training materials. » We conducted enterprise-wide in-person trainings, team presentations and workshops to prepare our employees and business units for the implementation of the General Data Protection Regulation. » We enhanced our supply chain risk management program to address regulatory expectations and the risk associated with the use of third parties to support our operations. This includes both promoting ethics by our suppliers and monitoring them for risk.
 **Stockholder Proposals** *Right to Act by Written Consent*	» We engaged with our investors about the voting results from the 2018 Annual Meeting of Stockholders, including the results on the stockholder proposal on the right to act by written consent. Our conversations with investors are consistent with the voting results on this issue – while some view written consent as an important right, the majority of our stockholders did not express support for adopting it.

Executive Compensation Highlights

Compensation decisions made for 2018 were aligned with Nasdaq's strong financial and operational performance and reflected a continued emphasis on variable, at-risk compensation paid out over the long-term. Compensation decisions are intended to reinforce our focus on performance and sustained, profitable growth.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

Beginning on page 123, you will find answers to frequently asked questions about proxy materials, voting, our Annual Meeting and company filings and reports. We also created an Annual Meeting Information page on our Investor Relations website, which allows our stockholders to easily access the company's proxy materials, vote online, submit questions in advance of the 2019 Annual Meeting of Stockholders, access the webcast of the meeting and learn more about our company. Visit us at http://ir.nasdaq.com/investors/annual-meeting.

The majority of our NEOs' pay is based on performance and consists largely of equity-based compensation.	**85%** of our NEOs' total target direct compensation was performance-based or "at risk" in 2018; **60%** of our NEOs' total target direct compensation was equity-based compensation. Total target direct compensation includes base salary, target annual cash incentive awards and target equity awards.
Annual incentives are based on achievement of rigorous performance goals.	In 2018, payouts of annual incentives reflected our achievement of performance goals relating to corporate net revenues and corporate operating income (run rate), in addition to accomplishment of strategic objectives and business unit financial results. The resulting payouts to NEOs ranged from **175%-189%** of targeted amounts.
We use long-term incentives to promote retention and reward our NEOs.	Our main long-term incentive program for NEOs consists entirely of PSUs based on TSR relative to other companies, including the S&P 500 companies and a group of peer companies. Over the three-year period from January 1, 2016 through December 31, 2018, Nasdaq's cumulative TSR was **54.9%**, which was at the **76th** percentile of S&P 500 companies and the **43rd** percentile of peer companies. This TSR performance resulted in performance vesting of PSUs at **130%** of target shares.
Our compensation program is grounded in best practices.	Our best practices include strong stock ownership guidelines for directors and executives, no hedging or pledging of Nasdaq stock, a long-standing "clawback" policy, and no tax gross-ups on severance arrangements or perquisites.
Our executive compensation program does not encourage excessive risk-taking.	The Audit and Management Compensation Committees closely monitor the risks associated with our executive compensation program and individual compensation decisions. Annually we conduct a comprehensive risk assessment of our compensation program.

Corporate Governance Highlights

We are committed to good corporate governance, as it promotes the long-term interests of stockholders, supports Board and management accountability and builds public trust in the company. The Corporate Governance section beginning on page 25 describes our governance framework, which includes the following highlights. Statistics about the Board of Directors in this chart are calculated with respect to the 11 nominees for election as the 2019 Annual Meeting.

Corporate Governance



NEW IN 2019
Nominating & Governance Committee Oversight of Environmental and Social Policies, Practices, Initiatives and Reporting

Annual Election of Directors

Majority Voting for Directors in Uncontested Elections

Ongoing Board Review of Strategic Planning and Capital Allocation for Long-Term Value Creation

Comprehensive Risk Oversight by the Full Board under Audit Committee Leadership with Emphasis on Strategic and Business, Financial, Operational, and Legal and Regulatory Risks

Regular Executive Sessions of Independent Directors at Both Board and Committee Meetings

Proxy Access

Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies

Annual Board, Committee and Director Evaluations

Stockholder Right to Call Special Meeting

Board and Employee Codes of Conduct and Global Ethics and Compliance Program



Corporate Governance and Ethics

Corporate Governance and Ethics

Corporate Governance Framework

Our governance framework focuses on the interests of stockholders. It is designed to promote governance transparency and ensure our Board has the necessary authority to review and evaluate our business operations and make decisions that are independent of management and in the best interests of stockholders. Our goal is to align the interests of directors, management and stockholders while complying with or exceeding the requirements of The Nasdaq Stock Market and applicable law.

This governance framework establishes the practices our Board follows with respect to oversight of:

- » our corporate strategy for long-term value creation;
- » capital allocation;
- » risk management, including risks relating to information security and cybersecurity;
- » our human capital management program and corporate culture initiatives;
- » our corporate governance structures, principles and practices;
- » succession planning;
- » executive compensation;
- » our environmental and social stewardship program and initiatives; and
- » compliance with local regulations and laws across our business lines and geographic regions.

At each Board meeting, independent directors have the opportunity to meet in Executive Session without company management present.

Board's Role in Long-Term Strategic Planning

The Board takes an active role with management to formulate and review Nasdaq's long-term corporate strategy and capital allocation plan for long-term value creation. In 2017, with the full participation and support of the Board, Nasdaq undertook a comprehensive review of its existing strategic framework. As a result of the review, we reoriented our vision, mission and strategy to embrace our strengths and focus on businesses that respond to our clients' and customers' evolving needs.

In 2018, the Board continued to focus on our reoriented strategy with emphasis on client segment viewpoints and opportunities, our culture of innovation, specific business unit strategies, M&A and financial considerations. For further information on our corporate strategy, see "Item 1. Business—Growth Strategy" in our annual report on Form 10-K for the fiscal year ended December 31, 2018.

> Our goal is to align the interests of directors, management and stockholders while complying with or exceeding the requirements of The Nasdaq Stock Market and applicable law.

Our Business Segments



MARKET TECHNOLOGY

INFORMATION SERVICES

CORPORATE SERVICES

MARKET SERVICES

The Board and management routinely confer on our company's execution of its long-term strategic plans, the status of key strategic initiatives and the principal strategic opportunities and risks facing Nasdaq. In addition, the Board periodically devotes meetings to conduct an in-depth long-term strategic review with our company's senior management team. During these reviews, the Board and management discuss emerging technological and macroeconomic trends and short and long-term plans and priorities for each of our business units.

Additionally, the Board annually discusses and approves the company's budget and capital allocation plan, which are linked to Nasdaq's long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Nasdaq.

Board Refreshment

The Nominating & Governance Committee oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity that promotes and supports the company's long-term strategy.

The Nominating & Governance Committee oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity that promotes and supports the company's long-term strategy. In doing so, the Nominating & Governance Committee takes into consideration the corporate strategy and the overall needs, composition and size of the Board, as well as the criteria adopted by the Board regarding director qualifications.

In addition, the Board has nominated Alfred W. Zollar, who is an Executive Partner at Siris Capital Group, LLC and a former executive at IBM, for election to the Board at the 2019 Annual Meeting. Mr. Zollar is an experienced technologist and FinTech executive and has significant experience as a director of publicly traded companies.

Succession Planning for Nasdaq Leadership

The Board is committed to positioning Nasdaq for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. In this regard, formally on an annual basis and informally throughout the year in Executive Session, the Nominating & Governance Committee, the Management Compensation Committee, the Board and the President and CEO review the succession planning and leadership development program, including a short-term and long-term succession plan for development, retention and replacement of senior officers. These reviews and succession planning discussions take into account desired leadership skills, key capabilities and experience in light of our current and evolving business and strategic direction. Our directors also have exposure to key talent through Board and Committee presentations and discussions, as well as informal events and interactions throughout the year.

In conjunction with the annual report of the succession plan, the President and CEO also reports on Nasdaq's program for senior management leadership development.

In addition, the President and CEO prepares, and the Board reviews, a short-term succession plan that delineates a temporary delegation of authority to certain officers of the company, if all or a portion of the senior officers should unexpectedly become unable to perform their duties.

In 2018, the full Board reviewed specific executive development and talent management topics at two of its scheduled in-person meetings.

Risk Oversight

The Board's role in risk oversight is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the company. The Board is assisted in meeting this responsibility by several Board Committees as described below under "Board Committees." The Audit Committee receives regular reports relating to operational compliance with the company's risk appetite and reviews any deviations, ultimately reporting on them to the Board. Furthermore, directors meet on a regular basis, both in Chairman's Session with the CEO present and in Executive Session without the presence of management, to discuss a wide range of matters, including matters pertaining to risk.

The Board, through the Audit Committee, sets the company's risk appetite (i.e., the boundaries within which Nasdaq's management operates while achieving corporate objectives). In addition, Nasdaq's Board reviews and approves the company's ERM Policy, which mandates ERM requirements and defines employees' risk management roles and responsibilities.

Per the ERM Policy, Nasdaq employs an ERM approach that manages risk within the approved risk appetite through objective and consistent identification, assessment, monitoring and measurement of significant risks across the company.

Nasdaq classifies risks into the following four broad categories.

» **Strategic and Business Risk:** Risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment.

» **Financial Risk:** Risk to the company's financial position or ability to operate due to investment decisions and financial risk management practices in particular as it relates to market, credit, capital and liquidity risks.

» **Operational Risk:** Risks arising from the company's people, processes and systems and external causes, including, among other things, risks related to transaction errors, financial misstatements, technology, information security (including cybersecurity), engagement of third parties and maintaining business continuity.

» **Legal and Regulatory Risk:** Exposure to civil and criminal consequences - including regulatory penalties, fines, forfeiture and litigation - while conducting business operations.

Nasdaq's management has day-to-day responsibility for: (i) managing risk arising from company activities, including making decisions within stated Board-delegated authority; (ii) ensuring employees understand their responsibilities for managing risk incorporating a "three lines of defense" model; and (iii) establishing internal controls as well as guidance and standards

The Board's role in risk oversight is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the company.

to implement the risk management policy. In the "three lines of defense" model, the first line (i.e., the business and corporate support units) executes core processes and controls, the second line (i.e., the risk, control, and oversight teams) sets policies and establishes frameworks to manage risks and the third line (i.e., the Internal Audit Department) provides an independent review of the first and second lines.

Nasdaq's Global Risk Management Committee, which comprises senior executives, assists the Board in its risk oversight role, ensuring that the ERM framework is appropriate and functioning as intended and the level of risk assumed by the company is consistent with Nasdaq's strategy and risk appetite. Nasdaq also has other limited-scope management risk committees that address specific risks, geographic areas and/or subsidiaries. These risk management committees, which include representatives from business units and support functions, monitor current and emerging risks within their purview to ensure an appropriate level of risk. Together, the various management risk committees facilitate timely escalation of issues to the Global Risk Management Committee, which escalates critical issues to the Board.

Nasdaq's Group Risk Management Department oversees the ERM framework, supports its implementation and aggregates and reports risk information.

Board Leadership Structure

In accordance with our Corporate Governance Guidelines, Nasdaq separates the roles of Chairman of the Board and President and CEO. Our Chairman of the Board is an independent director. We believe that this separation of roles and allocation of distinct responsibilities to each role facilitates communication between senior management and the full Board about issues such as corporate governance, management development, succession planning, executive compensation and company performance.

Nasdaq's President and CEO, Adena T. Friedman, who has over 20 years' experience in the securities industry, is responsible for the strategic direction, day-to-day leadership and performance of Nasdaq. The Chairman of Nasdaq's Board, Michael R. Splinter, who brings to the Board leadership experience as a public company CEO, as well as cybersecurity, capital markets and FinTech expertise, provides guidance to the President and CEO, presides over Board meetings, including Executive Sessions, and serves as a primary liaison between the President and CEO and other directors.

Board Diversity

If each director nominee is elected to the Board at the 2019 Annual Meeting of Stockholders, 64% of the Board will be diverse in terms of gender, ethnicity or nationality.

We believe that the separation of the roles of Chairman of the Board and President and CEO and allocation of distinct responsibilities to each role facilitates communication between senior management and the full Board about issues such as corporate governance, management development, succession planning, executive compensation and company performance.

27%
of our Board nominees are female

18%
of our Board nominees are ethnically diverse

27%
of our Board nominees were born outside the U.S.

36%
of our Board nominees work outside the U.S.

Board Independence

- **Substantial majority of independent directors.** 10 of our 11 director nominees are independent of the company and management.
- **Executive Sessions of independent directors.** At each Board meeting, independent directors have the opportunity to meet in Executive Session without company management present. The independent Chairman of the Board is responsible for chairing the Executive Sessions of the Board and reporting to the President and CEO and Corporate Secretary on any actions taken during Executive Sessions. In 2018, the Board met 10 times in Executive Session.
- **Independent advisors.** Each Committee has the authority and budget to retain independent advisors.

Board Committee Independence and Expertise

- **Committee independence.** All Board Committees, with the exception of the Finance Committee, are comprised exclusively of independent directors, as required by the listing rules of The Nasdaq Stock Market.
- **Executive Sessions of independent directors.** At each Committee meeting, members of the Audit Committee, Finance Committee, Management Compensation Committee and Nominating & Governance Committee have the opportunity to meet in Executive Session.
- **Financial sophistication and expertise.** Each member of the Audit Committee is independent as defined in Rule 10A-3 adopted pursuant to the Sarbanes-Oxley Act of 2002 and in the listing rules of The Nasdaq Stock Market. Four members of the Audit Committee are "audit committee financial experts" within the meaning of SEC regulations and meet the "financial sophistication" standard of The Nasdaq Stock Market.

Stockholder Rights

- **Annual elections.** All directors are elected annually. Nasdaq does not have a classified Board.
- **Proxy access.** We implemented proxy access at 3%/3 years by amending our By-Laws to allow a stockholder, or group of stockholders, that complies with certain customary requirements to nominate candidates, constituting up to the greater of two individuals and 25% of the total number of directors then in office, for service on the Board and have those candidates included in Nasdaq's proxy materials.
- **Special meetings.** Stockholders representing 15% or more of outstanding shares can convene a special meeting.
- **Majority voting.** We have a majority vote standard for uncontested director elections.



1

ISS Governance QuickScore

Best Possible Score on a Scale of 1 to 10

Meetings and Meeting Attendance

The Board held 11 meetings during the year ended December 31, 2018, and the Board met in Executive Session without management present during 10 of those meetings. None of the current directors attended fewer than 82% of the meetings of the Board and those Committees on which the director served during the 2018 fiscal year. Nasdaq's policy is to encourage all directors to attend annual and special meetings of our stockholders. All current members of the Board who were directors at the time of the Annual Meeting held on April 24, 2018, attended the 2018 Annual Meeting.

Nasdaq's Board: By the Numbers in 2018

11	**10**	**32**	**100%**
Meetings held by the Board	*Times the Board met in Executive Session without management present*	*Total Board and Committee meetings*	*of the current members of the Board who were directors at the time of the Annual Meeting held on April 24, 2018, attended the 2018 Annual Meeting*

Director Orientation and Continuing Education

Our comprehensive and robust orientation programs familiarize new directors with Nasdaq's businesses, strategies and policies. We also provide year-round in-person or telephonic tutorials to educate Board members on emerging and evolving initiatives and strategies. Our directors receive frequent updates on recent developments, press coverage and current events that relate to our strategy and business.

Newly elected directors are paired with an experienced director for ongoing mentorship.

Directors regularly attend continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties on the Board and relevant Committees. In 2018, 70% of our directors attended continuing education programs.

Attendance at these programs provides our directors with additional insight into our business and industry and gives them valuable perspective on the performance of our company, the Board, our President and CEO and members of senior management.

The Board Assessment Process

We have a three-tiered board assessment process. Annually, the Board conducts a three-part evaluation process, coordinated by the Chairman of the Board, which consists of: a full Board evaluation, Committee evaluations, and individual director self-assessments and feedback. Input from all three components is a data point considered by the Nominating & Governance Committee for determining future nominees.



Questionnaire

Written questionnaire for the Board and each Committee solicits director feedback about the effectiveness of the Board and its Committees on an unattributed basis

Director Self-Assessment

Candid, one-on-one discussions between the Chairman of the Board and each independent director elicit further input and feedback

Ongoing

The Board and Committees regularly monitor progress of any agreed-upon actions

Feedback

A summary of the results of both the questionnaire and the one-on-one discussions is provided to the Board and the Committees

Board Assessment Process

Action Plan

The Board and Committees consider and agree on an action plan to implement changes, policies and procedures in light of the evaluation process, as appropriate

Discussion and Evaluation

The Board and Committees discuss the feedback in Chairman's or Executive Session

Stockholder Communication with Directors

Stockholders and other interested parties are invited to contact the Board by writing us at: AskBoard@nasdaq.com or Nasdaq Board of Directors, c/o Joan C. Conley, SVP and Corporate Secretary, **805 King Farm Boulevard, Rockville, Maryland 20850.**

Code of Ethics: Board and Employees

> We embrace good governance by holding ourselves to the highest ethical standards in all our interactions.

We embrace good governance by holding ourselves to the highest ethical standards in all our interactions. We have adopted the Nasdaq Code of Ethics, which is applicable to the Board, all of our employees (including the principal executive officer, the principal financial officer and the controller and principal accounting officer), contractors and others who conduct work on behalf of Nasdaq. We also have a separate Nasdaq Code of Conduct for the Board, which contains supplemental provisions specifically applicable to directors. These codes embody the company's fundamental ethics and compliance principles and expectations of business conduct.

The Nasdaq Code of Ethics and related policies are subject to annual review by our Board. As part of the 2018 updates to the Code of Ethics and related policies, we enhanced coverage of our commitment to preventing fraud or money laundering related to our business, prohibiting insider trading (in particular, related to cybersecurity events) and addressing personal data breaches. We also added content to the Code of Ethics to help employees with ethical decision-making in determining whether to give or receive a gift or business courtesy. Other revisions reflected updates to company policies, regulatory developments and other improvements identified as part of the annual review process.

Our Global Ethics and Compliance Program is based on industry-leading practices and is designed to meet or exceed available standards, including those promulgated by U.S. and European regulators in the jurisdictions in which we operate. Pillars of the program include structural elements, such as policies, risk assessment, monitoring, training and communications, and key risk areas, including anti-bribery and corruption, data privacy and antitrust and competition. The Global Ethics and Compliance Program is reinforced by executive leadership including coverage of ethics during employee town halls and participation in our ongoing Ethics in Action webinar series.

Nasdaq is committed to providing employees the ability to report concerns or seek guidance on ethics and compliance matters without fear of retaliation. In 2018, we reinforced our SpeakUp! Program with communications and training to ensure Nasdaq employees and other stakeholders have awareness of channels to raise issues, seek guidance and report potential violations of our Code of Ethics or other company policies. The program is administered within the Legal and Regulatory Group and implemented by cross-functional teams representing all areas of the company. Oversight is provided by the Global Compliance Council.

We post amendments to and intend to post waivers from (to the extent applicable to the principal executive officer, the principal financial officer or the controller and principal accounting officer) the Nasdaq Code of Ethics or the Nasdaq Code of Conduct for the Board on our Investor Relations website. We also will disclose amendments or waivers to the codes in any manner otherwise required by the standards applicable to companies listed on The Nasdaq Stock Market.

Governance and Ethics Documents

Nasdaq's commitment to governance transparency, integrity and ethical business practices is foundational to our business. This commitment is reflected in the governance and ethics documents listed below, which are available on our Investor Relations website at http://ir.nasdaq.com/.

Governance Documents

Amended and Restated Certificate of Incorporation	Audit Committee Charter	Board of Directors Duties & Obligations
By-Laws	Corporate Governance Guidelines	Finance Committee Charter
Management Compensation Committee Charter	Nominating & Governance Committee Charter	Procedures for Communicating with the Board of Directors

Ethics Documents

Code of Ethics

(which includes content on the SpeakUp! Program; Diversity, Equality and Inclusion; Conflicts of Interest; Gifts, Business-Related Events & Anti-Bribery and Corruption; the Global Trading Policy; Confidentiality, Privacy and External Communications; Antitrust; Self-Regulatory Organization Obligations; Accurate Reporting and Disclosure; Sanctions, Export and Trade Control Compliance; and, Ethical Vendor and Expense Management)

Code of Conduct for the Board of Directors

Supplier Code of Ethics



Enterprise-Wide Approach to ESG

Enterprise-Wide Approach to ESG

Nasdaq is committed to integrating sustainability into our everyday actions to help create long-term value for our stockholders and the communities where we operate. We aim to operate the company responsibly while managing risks and using our resources wisely.

The information below describes our ESG program and policies, environmental initiatives, social initiatives and focus on entrepreneurship. To learn more about Nasdaq's corporate governance, visit page 25.

ESG Program and Policies

Our ESG Mission Statement is to ensure Nasdaq serves our clients, stockholders, employees and the communities we impact, through effective and sustainable ESG practices.

The Nominating & Governance Committee has formal responsibility and oversight of environmental and social policies and programs and receives regular reporting on key environmental and social matters and initiatives.

In 2018, we formed an internal ESG Working Group, which is co-chaired by executive leaders and comprised of geographically dispersed representatives from multiple business units. The ESG Working Group serves as the central oversight body for our environmental and social strategy. In 2018, the ESG Working Group formalized its mission statement, identified short- and long-term goals aligned with institutional investor and employee input, established a formal governance framework and deployed an employee awareness program and call to action.

Nasdaq's environmental and social policies, programs and practice statements include the following.

Environmental and Social Policies, Programs and Practice Statements
Anti-Discrimination and Anti-Harassment Policy
Employee Handbooks
The Nasdaq Environmental Practices Statement
The Nasdaq Human Rights Practices Statement
The Nasdaq Information Protection and Privacy Practices Statement

Environmental Initiatives

The key components of our environmental initiatives include: strategically optimizing our real estate and facilities footprint, the accessibility of our offices and the preservation of natural resources; empowering and educating our employees; monitoring vendors and suppliers and partnering with those who share our values; producing ESG-focused products for clients and listed companies; and serving as an ESG thought leader for listed companies and the public.

» **Strategically Optimizing Our Real Estate and Facilities Footprint, the Accessibility of Our Offices and the Preservation of Natural Resources**

- Nasdaq will aspire to achieve a Green Building Certification for all new large office construction, as was achieved at Nasdaq's Philadelphia office, which was awarded a Green Building LEED Platinum Certification in 2017.

- In 2018, Nasdaq's Helsinki office achieved carbon neutral status for the sixth year in a row.

- The Nasdaq MarketSite in Times Square became carbon neutral in 2018, with all the power used by the site offset by wind power credits. This initiative will be extended to our new event space schedule to open in April 2019, which is also targeting a Green Building LEED Silver Certification.

- When possible, our offices are located near public transportation. In addition, electric car charging stations are available around many of the office buildings where we are tenants.

- In many locations, we have a longstanding practice of offering employees pre-tax public transportation passes, allowances or subsidies.

- Our Environmental Practices Statement emphasizes our commitment to act as a responsible corporate citizen endeavoring to lessen our environmental impact and make our operations environmentally efficient.

» **Empowering and Educating Our Employees**

- Nasdaq created the Global Green Team Community, an initiative to bring together Nasdaq employees who are passionate and knowledgeable about the environment and who want to make a difference in their office and community.

- We offered employee awareness trainings on several ESG topics, such as supply chain, consumption, waste reduction/recycling, travel and what individuals can do to impact their community.

» **Monitoring Vendors and Suppliers and Partnering with Those Who Share Our Values**

- We encourage suppliers to adopt sustainability and environmental practices in line with our published Environmental Practices Statement and our Supplier Code of Ethics.

- To the extent practical and feasible, we expect suppliers to provide us with information to support our reporting and transparency commitments related to sustainability and environmental impacts.

» **Producing ESG-Focused Products for Clients and Listed Companies**

- Nasdaq maintains the ESG Data Portal, which is a centralized distribution point that offers investors access to standardized ESG data from Nordic listed companies.

- We launched ESG futures based on the OMXS30 ESG Responsible Index in Sweden; the product is the first exchange-listed and ESG-compliant index future in the world.

- We conducted the ESG Pilot Program, which used a European focus group to illuminate ways for our global markets to reach better and more practical ESG reporting.

- The Nasdaq Sustainable Debt Markets in the Nordics more than doubled during 2018, driven by the entrance of 18 new issuers, green bonds from three new countries and innovative retail instruments in Sweden. New segments for sustainable commercial paper, structured bonds and retail corporate bonds were also launched.



Preserving Our Natural Resources

- **WE SEEK** suppliers who actively operate according to sound environmental practices.

- **WE ENCOURAGE** the use of virtual meeting and video conferencing technology in lieu of physical travel.

- **WE HAVE** numerous waste recycling bins throughout our offices.

- **WE PROMOTE** staff participation in recycling initiatives.

- **WE WORK** with landlords to ensure effective recycling and waste reduction programs.

- **WE DEPLOY** energy efficient equipment and fixtures in all new office buildings to reduce energy consumption.

» **Serving as an ESG Thought Leader for Listed Companies and the Public**

- The Nasdaq ESG Reporting Guide serves as a baseline template for listed companies in the Nordics and reinforces the business case for voluntary disclosure.

- We hosted a sustainable business forum, "The Intersection of Entrepreneurship & Climate Innovation" at the Nasdaq Entrepreneurial Center, as part of the Global Climate Action Summit.

- We launched the Green Voices of Nasdaq Nordic campaign, where investors and issuers talk about leveraging the green bond market to support sustainable development.

"To be the best organization possible, we have remained committed to one of our most important strengths: our diverse and inclusive corporate culture."

ADENA T. FRIEDMAN
President & CEO, Nasdaq

Social Initiatives

The key components of our social initiatives include our people practices (human capital management), our safety and security standards and our Nasdaq GoodWorks corporate responsibility program.

» **Our People Practices (Human Capital Management)**

- Attracting, developing, and motivating the best people is critical to Nasdaq's success, and therefore fostering a compelling and differentiated organizational culture is fundamental to the execution of our long-term growth strategy.

- At Nasdaq, we strive to provide an inspiring, impactful and dynamic experience to all of our employees. We invest in our employees to ensure we remain an employer of choice and to inspire leadership, creativity, execution and personal growth. In our daily work, we value and reward client focus, integrity, collaboration, expertise and accountability, and we reinforce these values by embedding them into our programs, policies and processes.

- The Board and Management Compensation Committee regularly engage with the senior leadership team and People@Nasdaq group across a broad range of people and culture topics.

» **Our Safety and Security Standards**

- Annually, we review our business continuity policies to ensure the safety of our employees, facilities and critical business functions in case of natural disasters and unforeseen events.

- In September 2018, Nasdaq opened the Facility Security Operations Center, which monitors critical systems and worldwide events to improve situational awareness of breaking news that may have an impact upon Nasdaq employees.

- We use the LiveSafe mobile application, whereby Nasdaq can immediately contact employees around the world, notify them of a crisis event, check on their well-being and provide prompt guidance and services to help ensure their safety.

- We offer identity theft protection as a benefit to employees and their dependents.



Service Hours Volunteered
by Nasdaq Associates

4,000+

» **Our Nasdaq GoodWorks Corporate Responsibility Program**

- Nasdaq has committed to supporting the communities in which we live and work by providing our associates with paid time off to volunteer. Nasdaq also matches charitable donations up to $1,000 (and sometimes more for specific initiatives) per calendar year.

- In 2018, Nasdaq organized nearly 100 total volunteer events in 26 cities around the world. More than 600 associates volunteered and contributed over 4,000 service hours.

- Since inception in 2015, Nasdaq volunteer hours have increased 520%.

NASDAQ NEXT



Nasdaq Next is our internal program designed to foster a culture of innovation. In 2018, Nasdaq Next continued to build its strong innovation framework and expand our culture of innovation through innovation activities, Nasdaq Next Days and our Innovation Champions program.

INVESTMENT COMMITTEE

INNOVATION CHAMPIONS

INNOVATION ACTIVITIES

NASDAQ NEXT DAYS

POSSIBILITIES ENGINE

EDUCATION



15,000+

Entrepreneurs Benefited Worldwide

Focus on Entrepreneurship

The Nasdaq Entrepreneurial Center is a separate, non-profit organization established with the support of the Nasdaq Educational Foundation. The Center's mission is to deliver resources and mentoring to enable entrepreneurs across the globe to realize their potential. Since launching in September 2015, The Center has developed over 500 original programs that have benefited over 15,000 entrepreneurs worldwide. In keeping with a commitment to advancing inclusivity, the Center is proud that 48% of its entrepreneurs are women. To learn more about The Center, please visit: http://thecenter.nasdaq.org.

The Nasdaq Educational Foundation is also a separate, non-profit organization. The Foundation's mission is to connect the business, capital and innovative ideas that advance global economies. In 2018, the Foundation also supported academic programs on entrepreneurship at Columbia University, Fordham University, the University of North Carolina at Chapel Hill and the University of Texas at Austin.

500+
Original Programs
Developed

48%
of The Center's
Entrepreneurs
are Women



OUR CULTURE IN ACTION

Integrity

- Annual Code of Ethics Training and Certification Program for all employees.

- SpeakUp! Program enables employees to report concerns with the option of anonymity.

- "Ethics in Action" educational webinars offered on current ethics topics.

Employee Experience

- Global office "Listening Tour" to obtain employee feedback.

- New hires provided input on the Nasdaq recruitment, orientation and onboarding experience.

- Orientation program to welcome our colleagues who joined through recent M&A transactions.

Professional Development

- Launched a company-wide mentoring program and innovation training.

- Nasdaq Next "Innovation Days" took place in several global offices.

- Innovation Champions organized local brainstorming sessions.

Talent Management

- A high potential leadership program builds our leadership pipeline for the future.

- Our Nasdaq leadership competencies were defined for all leaders, aligned with our corporate values.

- "Nasdaq Listed Leader" Certificate Program launched.

Diversity, Inclusion and Belonging

- Nasdaq Diversity, Inclusion and Belonging Council launched.

- Nasdaq leaders participated in mandatory training on micro-inequities and unconscious bias.

- Non-profit organizations showcased at MarketSite through events and daily bell ringing ceremonies.



Board of
Directors

Board of Directors

Proposal 1: Election of Directors

> The Board
> of Directors
> unanimously
> recommends a vote
> FOR each of the
> nominees for director

The business and affairs of Nasdaq are managed under the direction of our Board. Our directors have diverse backgrounds and experience and represent a broad spectrum of viewpoints.

Pursuant to our Amended and Restated Certificate of Incorporation and By-Laws and based on our governance needs, the Board may determine the total number of directors. The Board is authorized to have 11 directors following our 2019 Annual Meeting.

Each of the 11 nominees identified in this proxy statement has been nominated by our Nominating & Governance Committee and Board for election to a one-year term expiring at our 2020 Annual Meeting of Stockholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier death, resignation or removal. All nominees have consented to be named in this proxy statement and to serve on the Nasdaq Board, if elected.

In an uncontested election, our directors are elected by a majority of votes cast at any meeting for the election of directors at which a quorum is present. This election is an uncontested election and therefore, each of the 11 nominees must receive the affirmative vote of a majority of the votes cast to be duly elected to the Board. Any shares not voted, including as a result of abstentions or broker non-votes, will not impact the vote.

Our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and such resignation will be considered by the Nominating & Governance Committee. This Committee will recommend to the full Board whether or not to accept the resignation. The Board is required to act on the recommendation and to disclose publicly its decision-making process with respect to the resignation. All the incumbent directors have submitted an irrevocable resignation.

Director Nomination Process

The Nominating & Governance Committee maintains an active list of potential board nominees that they continuously review as they consider how our business evolves and expands over time. The Nominating & Governance Committee considers possible candidates suggested by Board and Committee members, stockholders, industry groups and senior management. In addition to submitting suggested nominees to the Nominating & Governance Committee, a Nasdaq stockholder may nominate a person for election as a director, provided the stockholder follows the procedures specified in Nasdaq's By-Laws. The Nominating & Governance Committee reviews all candidates in the same manner, regardless of the source of the recommendation. In addition, the Nominating & Governance Committee may engage a third-party search firm

from time-to-time to assist in identifying and evaluating qualified candidates. For 2019, the new nominee to our Board was brought to the attention of the Nominating & Governance Committee by both our President and CEO and one of our current directors.

We are obligated by the terms of a stockholders' agreement dated February 27, 2008 between Nasdaq and Borse Dubai, as amended, to nominate and generally use best efforts to cause the election to the Nasdaq Board of one individual designated by Borse Dubai, subject to certain conditions. H.E. Kazim is the individual designated by Borse Dubai as its nominee.

We are also obligated by the terms of a stockholders' agreement dated December 16, 2010 between Nasdaq and Investor AB to nominate and generally use best efforts to cause the election to the Nasdaq Board of one individual designated by Investor AB, subject to certain conditions. Mr. Wallenberg is the individual designated by Investor AB as its nominee.

Director Independence

Nasdaq's common stock is currently listed on The Nasdaq Stock Market and Nasdaq Dubai. In order to qualify as independent under the listing rules of The Nasdaq Stock Market, a director must satisfy a two-part test. First, the director must not fall into any of several categories that would automatically disqualify the director from being deemed independent. Second, no director qualifies as independent unless the Board affirmatively determines that the director has no direct or indirect relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under the Nasdaq Dubai listing rules and the Markets Rules of the Dubai Financial Services Authority, a director is considered independent if the Board determines the director to be independent in character and judgment and to have no commercial or other relationships or circumstances that are likely to affect, or could appear to impair, the director's judgment in a manner other than in the best interests of the company.

Based upon detailed written submissions by each director nominee, the Board has determined that all of our director nominees are independent under the rules of each of The Nasdaq Stock Market and Nasdaq Dubai, other than Ms. Friedman. Ms. Friedman is deemed not to be independent because she is Nasdaq's President and CEO.

None of the director nominees are party to any arrangement with any person or entity other than the company relating to compensation or other payments in connection with the director's or nominee's candidacy or service as a director, other than arrangements that existed prior to the director's or nominee's candidacy.

5.18 years

Average tenure of Nasdaq's director nominees

0-11 years

Range of tenure

Director Criteria, Qualifications, Experience and Tenure

In evaluating the suitability of individual Board nominees, the Nominating & Governance Committee takes into account many factors that are set forth in our Corporate Governance Guidelines. These factors include a general and diverse understanding of the global economy, capital markets, finance and other disciplines relevant to the success of a large publicly-traded financial technology company, including cybersecurity; a general understanding of Nasdaq's business and technology; the classification requirements under our By-Laws; the individual's educational and professional background and personal accomplishments; diversity, including factors such as gender, age and geography; and the willingness to challenge the status quo.

The Nominating & Governance Committee evaluates each individual candidate in the context of the Board as a whole, with the objective of maintaining a group of directors that can further the success of Nasdaq's businesses, while representing the interests of stockholders, employees and the communities in which the company operates. In determining whether to recommend a Board member for re-election, the Nominating & Governance Committee also considers the director's participation in and contributions to the activities of the Board, the contents of the most recent Board and director assessment and attendance at meetings.

The Board and the Nominating & Governance Committee believe all director nominees exhibit the characteristics below.


A commitment to long-term value creation for our stockholders
High personal and professional ethics
A proven record of success
A commitment to the integrity of affiliated self-regulatory organizations
An appreciation of multiple cultures and perspectives
Leadership experience
Knowledge of financial services
Sufficient time to devote to Board service
Sound business judgment
An appreciation of stockholder feedback

Our Director Nominees

In addition, there are other attributes, skills and experience that should be represented on the Board as a whole, but not necessarily by each director. The table below summarizes key qualifications, skills and attributes most relevant to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board relies most; however, the lack of a mark does not mean the director does not possess that qualification or skill. Each director biography below describes each director's qualifications and relevant experience in more detail.

	Skills								Attributes	
	Capital Markets	Cyber-Security	Environ-mental & Social	FinTech	M&A	Public Company Board & Corporate Governance	Risk Management	Strategic Vision & Leadership	Diverse Backgrounds	Willingness to Challenge the Status Quo & Provide a Strong View of the Future
Melissa M. Arnoldi		•	•		•		•	•	•	•
Charlene T. Begley		•		•		•	•	•	•	•
Steven D. Black	•		•	•	•		•	•		•
Adena T. Friedman	•			•	•	•	•		•	•
Essa Kazim	•			•		•	•	•	•	•
Thomas A. Kloet	•			•	•	•	•	•		•
John D. Rainey	•		•	•	•		•	•		•
Michael R. Splinter	•	•		•	•	•	•	•		•
Jacob Wallenberg	•		•		•	•	•	•	•	•
Lars R. Wedenborn	•			•		•	•	•	•	•
Alfred W. Zollar		•	•	•	•	•		•	•	•

Skills & Attributes Key

SKILLS:



Capital Markets: The capital markets landscape is changing rapidly. Deep industry knowledge of the complexity of the evolving landscape helps us execute on our strategy, deepen client relationships, accelerate growth and deliver strong returns.



Cybersecurity: As a technology infrastructure provider, we view cybersecurity skills as essential to oversee the safe and secure functioning of our capital markets infrastructure, data, technology and other internal assets.



Environmental & Social: We are committed to integrating sustainability into our everyday actions to help create long-term value for our stockholders, our employees and the communities in which we operate.



FinTech: As we continue to develop our core markets and global technology offerings, a deep understanding of financial technology, the industry and the power of innovation will help us execute our strategic pivot and become a leader in mission critical FinTech solutions to capital markets and beyond.



M&A: As we reallocate capital towards technology and analytics product areas while sustaining marketplace foundations, we frequently evaluate tactical and strategic M&A transactions and seek nominees with experience in assessing and executing on these opportunities.



Public Company Board & Corporate Governance: Public company board experience yields practical skills and an understanding of regulatory requirements and best practices for public company governance. We are committed to strong corporate governance as it furthers the long-term interests of stockholders by promoting Board and management accountability and building public trust in the company.



Risk Management: Operating in a complex regulatory and risk environment necessitates skillful oversight of the identification, evaluation and prioritization of risks and the development of comprehensive policies and procedures to effectively mitigate risk and manage compliance.



Strategic Vision & Leadership: Strategic vision assists the Board in evaluating Nasdaq's corporate strategy and strategic initiatives. Experience in a leadership position provides practical insight into the skills needed to advance the corporate strategy and enhances the ability to recognize those skills in others.

ATTRIBUTES:



Diverse Backgrounds: Diverse backgrounds lead to diverse perspectives. We are committed to ensuring diverse backgrounds are represented on our board and throughout our organization to further the success of our business and best serve the diverse communities in which we operate.



Willingness to Challenge the Status Quo & Provide a Strong View of the Future: We seek nominees with innate and learned business acumen that will constructively question staff initiatives, guide the company forward with strategic vision and practiced insight and position Nasdaq to catch the "next wave" of disruptive innovation.



Melissa M. Arnoldi



Age: 46
Director Since: 2017
Other Public Company Boards: None
Board Committees: Audit
Country of Birth: United States

Ms. Arnoldi has been CEO of Vrio Corp., AT&T's Latin America digital entertainment services business, which operates under the SKY brand in Brazil and the DIRECTV brand elsewhere, since August 2018. Ms. Arnoldi has served in various capacities at AT&T Inc., a telecommunications company, since 2008, including: President of Technology & Operations at AT&T Communications from August 2017 to August 2018; President of Technology Development at AT&T Services, Inc. from September 2016 to August 2017; SVP, Technology Solutions & Business Strategy, from December 2014 to September 2016; VP, IT Strategy & Business Integration, from December 2012 to December 2014; and AVP, IT from January 2008 to December 2012. Prior to AT&T, Ms. Arnoldi was a partner in the Communications & High Technology Industry Group at Accenture Ltd. from 2006 to 2008, serving in various other capacities from 1996 to 2008.



Charlene T. Begley



Age: 52
Director Since: 2014
Other Public Company Boards: Hilton Worldwide Holdings Inc.; Red Hat, Inc.
Board Committees: Audit, Management Compensation
Country of Birth: United States

Ms. Begley served in various capacities for the General Electric Company, a diversified infrastructure and financial services company, from 1988 to 2013. Ms. Begley served in a dual role as SVP and Chief Information Officer, as well as President and CEO of GE's Home and Business Solutions Office, from January 2010 to December 2013. Previously, Ms. Begley served as President and CEO of GE's Enterprise Solutions from 2007 to 2009. At GE, Ms. Begley served as President and CEO of GE Plastics and GE Transportation. She also led GE's Corporate Audit staff and served as CFO for GE Transportation and GE Plastics Europe and India. Ms. Begley is the Chair of the Hilton audit committee, a member of the Red Hat audit committee and a member of the Hilton and Red Hat nominating and governance committees. Ms. Begley served on the Board of WPP plc from December 2013 to June 2017.



Steven D. Black



Age: 66
Director Since: 2011
Other Public Company Boards: The Bank of New York Mellon Corporation
Board Committees: Management Compensation (Chair) and Nominating & Governance
Country of Birth: United States

Mr. Black has been Co-CEO of Bregal Investments, a private equity firm, since September 2012. He was the Vice Chairman of JP Morgan Chase & Co. from March 2010 to February 2011 and a member of the firm's Operating and Executive Committees. Prior to that position, Mr. Black was the Executive Chairman of JP Morgan Investment Bank from October 2009 to March 2010. Mr. Black served as Co-CEO of JP Morgan Investment Bank from 2004 to 2009. Mr. Black was the Deputy Co-CEO of JP Morgan Investment Bank from 2003 to 2004. He also served as head of JP Morgan Investment Bank's Global Equities business from 2000 to 2003 following a career at Citigroup and its predecessor firms. Mr. Black is a member of The Bank of New York Mellon's human resources and compensation, corporate governance and nominating and corporate social responsibility committees.



Adena T. Friedman



Age: 49
Director Since: 2017
Other Public Company Boards: None
Board Committees: Finance
Country of Birth: United States

Ms. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.



Essa Kazim



Age: 60
Director Since: 2008
Other Public Company Boards: Dubai Financial Market PJSC
Board Committees: Finance
Country of Birth: United Arab Emirates

H.E. Kazim has been Governor of the Dubai International Financial Center since January 2014. Since 2006, he has served as Chairman of Borse Dubai and Chairman of the Dubai Financial Market. H.E. Kazim began his career as a Senior Analyst in the Research and Statistics Department of the UAE Central Bank in 1988 and then he moved to the Dubai Department of Economic Development as Director of Planning and Development in 1993. He was then appointed Director General of the Dubai Financial Market from 1999-2006. H.E. Kazim is Deputy Chairman of the Supreme Legislation Committee in Dubai and a member of the Supreme Fiscal Committee of Dubai.



Thomas A. Kloet



Age: 60
Director Since: 2015
Other Public Company Boards: None
Board Committees: Audit (Chair), Nominating & Governance
Country of Birth: United States

Mr. Kloet was the first CEO and Executive Director of TMX Group Limited, the holding company of the Toronto Stock Exchange; TSX Venture Exchange; Montreal Exchange; Canadian Depository for Securities; Canadian Derivatives Clearing Corporation and the BOX Options Exchange, from 2008 to 2014. Previously, he served as CEO of the Singapore Exchange and as a senior executive at Fimat USA (a unit of Société Générale), ABN AMRO and Credit Agricole Futures, Inc. He also served on the Boards of CME and various other exchanges worldwide. Mr. Kloet is a CPA and a member of the AICPA and was inducted into the FIA Hall of Fame in March 2015. Mr. Kloet is Vice Chairman of the Board of Trustees of Northern Funds, which offers 43 portfolios, and Northern Institutional Funds, which offers 7 portfolios. Mr. Kloet also chairs the Boards of Nasdaq's U.S. exchange subsidiaries.



John D. Rainey



Age: 48
Director Since: 2017
Other Public Company Boards: None
Board Committees: Audit, Finance (Chair)
Country of Birth: United States

Mr. Rainey joined PayPal Holdings, Inc., a technology platform and digital payments company, in August 2015 and serves as the company's CFO and EVP of Global Customer Operations. In this role he oversees all of the company's finance functions, as well as leading its customer service centers around the world, including Global Customer Service, Global Credit and Financial Services, and Decision and Analytics Management. Prior to this dual role he served as the company's Chief Financial Officer from August 2015 to January 2018. Before joining PayPal, Mr. Rainey was EVP and CFO of United Airlines from April 2012 to August 2015. From October 2010 to April 2012, Mr. Rainey was SVP of Financial Planning and Analysis at United Airlines. Mr. Rainey served in various positions in finance at Continental Airlines prior to the merger of United and Continental.



Michael R. Splinter



Age: 68
Director Since: 2008
Other Public Company Boards: Meyer Burger Technology Ltd; TSMC, Ltd.
Board Committees: Management Compensation, Nominating & Governance (Chair)
Country of Birth: United States

Mr. Splinter was elected Chairman of Nasdaq's Board effective May 10, 2017. He is a business and technology consultant and the co-founder of WISC Partners, a regional technology venture fund. He served as Executive Chairman of the Board of Directors of Applied Materials, a leading supplier of semiconductor equipment from 2009 until he retired in June 2015. At Applied Materials, he was also President and CEO. An engineer and technologist, Mr. Splinter is a 40-year veteran of the semiconductor industry. Prior to joining Applied Materials, Mr. Splinter was a long-time executive at Intel Corporation. Mr. Splinter was elected to the National Academy of Engineers in 2017. Mr. Splinter is a member of TSMC's audit and compensation committees.



Jacob Wallenberg



Age: 63
Director Since: 2018
Other Public Company Boards: ABB Ltd; Investor AB; Telefonaktiebolaget LM Ericsson
Board Committees: Nominating & Governance
Country of Birth: Sweden

Mr. Wallenberg has been Chairman of the Board of Investor AB since 2005. Previously, he served as Vice Chairman of Investor AB from 1999 to 2005 and as a member of Investor AB's Board since 1988. Mr. Wallenberg was the President and CEO of Skandinaviska Enskilda Banken AB in 1997 and the Chairman of its Board of Directors from 1998 to 2005. Mr. Wallenberg also was EVP and CFO of Investor AB from 1990 to 1993. Mr. Wallenberg is a member of the governance and nomination committee at ABB Ltd, the audit and risk and remuneration committee at Investor AB and the finance committee at Telefonaktiebolaget LM Ericsson. Mr. Wallenberg was Vice Chairman of the Board of SAS AB from 2001 to 2018.



Lars R. Wedenborn



Age: 60
Director Since: 2008
Other Public Company Boards: SKF AB
Board Committees: Audit
Country of Birth: Sweden

Mr. Wedenborn is CEO of FAM AB, which is wholly owned by the Wallenberg Foundations. He started his career as an auditor. From 1991 to 2000, he was Deputy Managing Director and CFO at Alfred Berg, a Scandinavian investment bank. He served with Investor AB, a Swedish industrial holding company, as EVP and CFO from 2000 to 2007. Mr. Wedenborn was a member of the Board of OMX AB prior to its acquisition by Nasdaq. Mr. Wedenborn was Chairman of the Nasdaq Nordic Ltd. Board from October 2009 to November 2018. Mr. Wedenborn is the Chair of the audit committee at SKF AB.



Alfred W. Zollar



Age: 64
Director Since: N/A
Other Public Company Boards: Public Service Enterprise Group Incorporated; Red Hat, Inc.
Board Committees: N/A
Country of Birth: United States

Mr. Zollar has been an Executive Partner at Siris Capital Group, LLC, a private equity firm, since February 2014. Mr. Zollar served as General Manager of the Tivoli Software division of International Business Machines Corporation, a provider of information technology, products and services, from July 2004 to January 2011. He held numerous other roles at IBM, including General Manager of IBM iSeries and General Manager of IBM Lotus Software. Mr. Zollar is a member of the Red Hat and PSEG audit committees, the Chair of the PSEG finance committee and a member of the PSEG fossil and nuclear generation operations oversight committees. Mr. Zollar served as a director of The Chubb Corporation from 2001 until 2016.

Board Committees

Our Board has four standing Committees: an Audit Committee, a Finance Committee, a Management Compensation Committee and a Nominating & Governance Committee. Each of these Committees, other than the Finance Committee, is composed exclusively of directors determined by the Board to be independent. The Chair of each Committee reports to the Board in Chairman's Session or Executive Session on the topics discussed and actions taken at each meeting. Each of these Committees operates under a written charter that includes the Committee's duties and responsibilities.

A description of each standing Committee is included on the following pages.

Our Board has four standing Committees:

- Audit Committee
- Finance Committee
- Management Compensation Committee
- Nominating & Governance Committee

"Managing risk and ensuring long-term sustainability is our primary focus. Using Nasdaq's enterprise risk approach, the Audit Committee focuses extensively on critical areas such as technology and cybersecurity, financial reporting, legal and regulatory matters and ethics."



THOMAS A. KLOET
Chairman of the Audit Committee

THOMAS A. KLOET

Audit Committee

KEY OBJECTIVES:

- Oversees Nasdaq's financial reporting process on behalf of the Board.
- Appoints, retains, approves the compensation of and oversees the independent registered public accounting firm.
- Assists the Board by reviewing and discussing the quality and integrity of accounting, auditing and financial reporting practices at Nasdaq, including assessing the staffing of employees in these functions.
- Assists the Board by reviewing the adequacy and effectiveness of internal controls and the effectiveness of Nasdaq's ERM and regulatory programs.
- Assists the Board by reviewing and discussing cybersecurity risks, data and privacy protection and technology initiatives.



9

Meetings in 2018

Thomas A. Kloet (Chair)
Melissa M. Arnoldi
Charlene T. Begley
John D. Rainey
Lars R. Wedenborn

» Reviews and approves or ratifies all related person transactions, as further described below under "Certain Relationships and Related Transactions."

» Assists the Board in reviewing and discussing Nasdaq's Global Ethics and Compliance Program, SpeakUp! Program and confidential whistleblower process.

» Assists the Board in its oversight of the internal audit function.

» Reviews and recommends to the Board for approval the company's regular dividend payments.

» Updates the Board on discussions and decisions from the Audit Committee meetings.

2018 HIGHLIGHTS:

» Oversaw Nasdaq's financial reporting process and reviewed the disclosures in the company's quarterly earnings releases, quarterly reports on Form 10-Q and annual report on Form 10-K.

» Reviewed non-GAAP disclosures, impairment assessments and the impact or potential impact of changes in various accounting standards.

» Provided oversight on the performance of the internal audit function during the year.

» Oversaw control remediation efforts by management.

» Reviewed and discussed the company's ERM program, including its governance structure, risk assessments and risk management practices and guidelines.

» Reviewed a maturity assessment of the information security program.

» Received regular updates on information security initiatives, cybersecurity threats and new technology initiatives from the Chief Information Officer and Chief Information Security Officer.

» Received updates on the Nasdaq data protection and privacy program.

» Reviewed key regulatory compliance matters.

» Provided oversight for the Global Ethics and Compliance Program and received regular updates on Nasdaq's SpeakUp! Program and confidential whistleblower process.



» Reviewed a report on Nasdaq's fraud management program.

» Evaluated the performance of the independent auditor and continued to review and approve all services provided and fees charged by such auditors.

» Participated in the selection of the external auditor's new lead engagement partner.

» Reviewed and approved or ratified all related person transactions, as further described below under "Certain Relationships and Related Transactions."

» Reviewed Nasdaq's corporate insurance program.

» Oversaw and discussed with management key risks, including emerging and escalating risks.

» Held Executive Sessions individually with the external auditor, internal auditors, the Global Chief Legal and Policy Officer, the CFO and the Chief Information Officer.

» Received informational reports from the external auditor on revenue recognition and disclosure requirements and other related critical audit matters.

RISK OVERSIGHT ROLE:

» Reviews the systems of internal controls, financial reporting and the Global Ethics and Compliance Program.

» Reviews the ERM program, including policy, structure and process.

INDEPENDENCE:

» Each member of the Audit Committee is independent as defined in Rule 10A-3 adopted pursuant to the Sarbanes-Oxley Act of 2002 and in the listing rules of The Nasdaq Stock Market. The Board determined that Messrs. Kloet, Rainey and Wedenborn and Ms. Begley are "audit committee financial experts" within the meaning of SEC regulations. Each also meets the "financial sophistication" standard of The Nasdaq Stock Market.



JOHN D. RAINEY



"Our capital priorities include investing in opportunities that achieve our strategic and financial objectives, growing the dividend over the long term as earnings and cash flow grow, repurchasing shares to maintain a stable share count and maintaining an investment grade status."

JOHN D. RAINEY
Chairman of the Finance Committee

3

Meetings in 2018

John D. Rainey (Chair)

Adena T. Friedman

Essa Kazim

Finance Committee

KEY OBJECTIVES:

- Reviews and recommends for approval by the Board the capital plan of the company, including the plan for repurchasing shares of the company's common stock and the proposed dividend plan.
- Reviews and recommends for approval by the Board significant mergers, acquisitions and business divestitures.
- Reviews and recommends for approval by the Board significant capital market transactions and other financing arrangements.
- Reviews and recommends for approval by the Board significant capital expenditures, lease commitments and asset disposals, excluding those included in the approved annual budget.

2018 HIGHLIGHTS:

- Conducted a comprehensive review of the capital plan for ultimate Board approval.
- Reviewed and approved the Quandl acquisition.
- Reviewed Nasdaq's minority investment activities.
- Approved the Financial Risk Appetite Statement and Treasury Policy.

RISK OVERSIGHT ROLE:

- Monitors operational and strategic risks related to Nasdaq's financial affairs, including capital structure and liquidity risks.
- Reviews the policies and strategies for managing financial exposure and certain risk management activities of Nasdaq's treasury function.

"Our pay-for-performance philosophy and compensation programs reflect our corporate strategy and are directly aligned with performance goals that promote sustainable long-term value creation."



STEVEN D. BLACK
Chairman of the Management Compensation Committee

STEVEN D. BLACK

Management Compensation Committee

KEY OBJECTIVES:

- Establishes and annually reviews the executive compensation philosophy and strategy.
- Reviews and approves the compensation and benefit programs applicable to Nasdaq's executive officers annually. Program changes applicable to the President and CEO and CFO are referred to the Board for final approval.
- Reviews and approves the base salary, incentive compensation, performance goals and equity awards for executive officers. For the President and CEO and CFO, these items are referred to the Board for final approval.
- Reviews and approves the base salary and incentive compensation for those non-executive officers with target total cash compensation in excess of $1,000,000 or an equity award valued in excess of $600,000.
- Together with the Nominating & Governance Committee, evaluates the performance of the President and CEO.
- Reviews the succession and development plans for executive officers and other key talent.
- Establishes and annually monitors compliance with the mandatory stock ownership guidelines.
- Reviews the results of any stockholder advisory votes on executive compensation and any other feedback that may be garnered through the company's ongoing stockholder engagement.

2018 HIGHLIGHTS:

- Focused extensively on development of executive talent and succession planning.
- Reviewed the effectiveness of the annual and long-term incentive plans.
- Together with the Nominating & Governance Committee, led the annual performance evaluation of the President and CEO.



4

Meetings in 2018

Steven D. Black (Chair)

Charlene T. Begley

Michael R. Splinter

RISK OVERSIGHT ROLE:

» Monitors the risks associated with elements of the compensation program, including organizational structure, compensation plans and goals, succession planning, organizational development and selection processes.

» Evaluates the effect the compensation structure may have on risk-related decisions.

INDEPENDENCE:

» Each member of the Management Compensation Committee is independent and meets the additional eligibility requirements set forth in the listing rules of The Nasdaq Stock Market.



MICHAEL R. SPLINTER

5

Meetings in 2018

Michael R. Splinter (Chair)

Steven D. Black

Thomas A. Kloet

Jacob Wallenberg

"We further enhanced our commitment to promoting diverse attributes on our board. We are nominating a board that will best position Nasdaq to successfully execute its long-term strategy."

MICHAEL R. SPLINTER
Chairman of the Nominating & Governance Committee

Nominating & Governance Committee

KEY OBJECTIVES:

» Determines the skills and qualifications necessary for the Board, develops criteria for selecting potential directors and manages the Board refreshment process.

» Identifies, reviews, evaluates and nominates candidates for annual elections to the Board.

» Leads the annual assessment of effectiveness of the Board, Committees and individual directors.

» Together with the Management Compensation Committee, leads the annual performance assessment of the President and CEO.

» Identifies and considers emerging corporate governance issue and trends.

» Reviews feedback from engagement sessions with investors and determines follow-up actions and plans.

» Monitors company compliance with corporate governance requirements and policies.

» Reviews and recommends the Board and Committee membership and leadership structure.

» Reviews and recommends to the Board candidates for election as officers with the rank of EVP or above.

» Oversees Nasdaq's environmental and social policies, practices, initiatives and reporting.

2018 HIGHLIGHTS:

» Considered stockholder feedback and input on governance topics garnered through analysis of the stockholder meeting vote and ongoing engagement with investors.

» Considered evolving governance issues, trends and policies, including the stockholder proposal on right to act by written consent.

» Discussed the qualifications and skills necessary for future director nominees in light of the strategic pivot of the organization.

» Continued to focus on Board refreshment, with a goal to identify nominees that would enhance the diversity of the Board.

» Conducted the annual Board and Committee effectiveness assessment, developed action plans based on the results and monitored follow-up items.

» Participated in a year-long series of tutorials on environmental and social policies and emerging issues.

RISK OVERSIGHT ROLE:

» Oversees risks related to the company's governance structure, trends, policies and processes.

» Monitors independence of the Board.

INDEPENDENCE:

» Each member of the Nominating & Governance Committee is independent, as required by the listing rules of The Nasdaq Stock Market.

Director Compensation

Annual non-employee director compensation is based upon a compensation year tied to the Annual Meeting of Stockholders. Employee directors, including Ms. Friedman, do not receive compensation for serving on the Board. Every two years, the Management Compensation Committee reviews the Director Compensation Policy, considers a competitive market analysis of director compensation data and recommends changes, if any, to the policy to the Board for approval. The following table reflects the compensation policy for non-employee directors for the current and prior compensation years.

Item	April 2018 - April 2019	May 2017 - April 2018
Annual Retainer for Board Members (Other than the Chairman)	$75,000	$75,000
Annual Retainer for Board Chairman	$240,000	$240,000
Annual Equity Award for All Board Members (Grant Date Market Value)	$230,000	$200,000
Annual Audit Committee and Management Compensation Committee Chair Compensation	$30,000	$30,000
Annual Audit Committee and Management Compensation Committee Member Compensation	$10,000	$10,000
Annual Finance Committee and Nominating & Governance Committee Chair Compensation	$20,000	$20,000
Annual Finance Committee and Nominating & Governance Committee Member Compensation	$5,000	$5,000

Each non-employee director may elect to receive the annual retainer in cash (payable in equal semi-annual installments), equity or a combination of cash and equity. Each non-employee director also may elect to receive Committee Chair and/or Committee member fees in cash (payable in equal semi-annual installments) or equity.

The annual equity award and any equity elected as part of the annual retainer or for Committee Chair and/or Committee member fees are awarded automatically on the date of the Annual Meeting of Stockholders immediately following election and appointment to the Board.

All equity paid to Board members consists of RSUs that vest in full one year from the date of grant. The amount of equity to be awarded is calculated based on the closing market price of our common stock on the date of the Annual Meeting. Unvested equity is forfeited in certain circumstances upon termination of the director's service on the Board.

Directors are reimbursed for business expenses and reasonable travel expenses for attending Board and Committee meetings. Non-employee directors do not receive retirement, health or life insurance benefits. Nasdaq provides each non-employee director with director and officer liability insurance coverage, as well as accidental death and dismemberment and travel insurance for and only when traveling on behalf of Nasdaq.

Stock Ownership Guidelines

Under our stock ownership guidelines, the Chairman of the Board must maintain a minimum ownership level in Nasdaq common stock of six times the annual equity award for Board members. Other non-employee directors must maintain a minimum ownership level of two times the annual equity award. Shares owned outright, through shared ownership and in the form of vested and unvested restricted stock, are taken into consideration in determining compliance with these stock ownership guidelines. Exceptions to this policy may be necessary or appropriate in individual situations and the Chairman of the Board may approve such exceptions from time to time. New directors have until four years after their initial election to the Board to obtain the minimum ownership level. All of the directors were in compliance with the guidelines as of December 31, 2018.

Director Compensation Table

The table below summarizes the compensation paid by Nasdaq to our non-employee directors for services rendered during the fiscal year ended December 31, 2018.

Under our stock ownership guidelines, the Chairman of the Board must maintain a minimum ownership level in Nasdaq common stock of six times the annual equity award for Board members. Other non-employee directors must maintain a minimum ownership level of two times the annual equity award

2018 Director Compensation Table

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3,4,5]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Melissa M. Arnoldi	$47,500	$262,198	–	–	–	–	$309,698
Charlene T. Begley	$95,000	$225,490	–	–	–	–	$320,490
Steven D. Black	–	$333,245	–	–	–	–	$333,245
Essa Kazim	–	$303,811	–	–	–	–	$303,811
Thomas A. Kloet[6]	$130,000	$333,245	–	–	–	–	$463,245
John D. Rainey	$75,000	$254,840	–	–	–	–	$329,840
Michael R. Splinter	–	$490,141	–	–	–	–	$490,141
Jacob Wallenberg	–	$303,811	–	–	–	–	$303,811
Lars R. Wedenborn[7]	$103,707	$235,217	–	–	–	–	$338,924

[1] Adena T. Friedman is not included in this table as she is an employee of Nasdaq and thus received no compensation for her service as a director. For information on the compensation received by Ms. Friedman as an employee of the company, see "Named Executive Officer Compensation."

[2] The differences in fees earned or paid in cash reported in this column largely reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs. These elections are made at the beginning of the Board compensation year and apply throughout the year. In addition, the difference in fees earned or paid also reflects individual Committee service.

[3] The amounts reported in this column reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K. The differences in the amounts reported among non-employee directors primarily reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs.

[4] These stock awards, which were awarded on April 24, 2018 to all the non-employee directors elected to the Board on that date, represent the annual equity award and any portion of annual retainer or Committee service fees that the director elected to receive in equity. Each non-employee director received the annual equity award, which consisted of 2,666 RSUs with a grant date fair value of $225,490. Mr. Splinter elected to receive his Chairman retainer in equity so he received an additional 2,782 RSUs with a grant date fair value of $235,302. Directors Black, Kazim, Kloet and Wallenberg elected to receive all of their annual retainers in equity, so they each received an additional 869 RSUs with a grant date fair value of $73,500. Director Arnoldi elected to receive half of the annual retainer in equity, so she received an additional 434 RSUs with a grant date fair value of $36,708. In addition, individual directors received the following amounts for Committee service fees: Mr. Black (405 RSUs with a grant date fair value of $34,255); H.E. Kazim (57 RSUs with a grant date fair value of $4,821); Mr. Kloet (405 RSUs with a grant date fair value of $34,255); Mr. Rainey (347 RSUs with a grant date fair value of $29,349); Mr. Splinter (347 RSUs with a grant date fair value of $29,349); Mr. Wallenberg (57 RSUs with a grant date fair value of $4,821); and Mr. Wedenborn (115 RSUs with a grant date fair value of $9,727).

[5] The aggregate number of unvested and vested shares and units of restricted stock beneficially owned by each non-employee director as of December 31, 2018 is summarized in the following table.

Director	Number of Unvested Restricted Shares and Units	Number of Vested Restricted Shares and Units
Melissa M. Arnoldi	3,100	4,268
Charlene T. Begley	2,666	7,608
Steven D. Black	3,940	31,199
Essa Kazim	3,592	31,161
Thomas A. Kloet	3,940	9,631
John D. Rainey	3,013	2,689
Michael R. Splinter	5,795	51,848
Jacob Wallenberg	3,592	–
Lars R. Wedenborn	2,781	–

[6] Fees Earned or Paid in Cash to Mr. Kloet include fees of $130,000 for his service as Chairman of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash. Mr. Kloet directed all of the cash fees to a charity for this reporting year.

[7] Fees Earned or Paid in Cash to Mr. Wedenborn include fees for his service both as a director of Nasdaq, Inc. ($75,000) and as Chairman of the Board of Nasdaq Nordic Ltd ($28,707 (€24,328)). The latter amount was converted to U.S. dollars from euros at an exchange rate of $1.1800 per euro, which was the average exchange rate for 2018. Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash.



Named Executive Officer Compensation

Named Executive Officer Compensation

The Board of Directors unanimously recommends a vote FOR the approval of the company's executive compensation on an advisory basis

PROPOSAL 2:

Approval of the Company's Executive Compensation on an Advisory Basis

We are asking stockholders to approve, on an advisory basis, the company's executive compensation as reported in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the executive compensation program and practices described in this proxy statement.

We urge stockholders to read the Compensation Discussion and Analysis below as well as the executive compensation tables and narrative beginning on page 67. The Compensation Discussion and Analysis describes our executive compensation program and the decisions made by our Management Compensation Committee in 2018 in more detail. The compensation tables provide detailed information on the compensation of our NEOs. The Board and the Management Compensation Committee believe that the compensation program for our NEOs has been effective in meeting the core principles described in the Compensation Discussion and Analysis in this proxy statement and has contributed to the company's long-term success.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2019 Annual Meeting of Stockholders.

RESOLVED, that the stockholders of Nasdaq, Inc. approve, on an advisory basis, the compensation of Nasdaq's NEOs, as disclosed in the proxy statement for Nasdaq's 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables and other related tables and narrative disclosure.

This advisory vote is not binding on the Board and the Management Compensation Committee. Although non-binding, the Board and the Management Compensation Committee will review and consider the outcome of the vote when making future decisions regarding our executive compensation program.

The Board has adopted a policy providing for annual stockholder advisory votes to approve the company's executive compensation. Under the current version of the policy, the next advisory vote to approve executive compensation will occur at the 2020 Annual Meeting of Stockholders.

Compensation Discussion and Analysis

Key Topics Covered

This Compensation Discussion and Analysis provides a summary of our executive compensation philosophy and programs and describes the compensation decisions we have made under these programs and the factors considered in making those decisions. Our executive compensation program supports Nasdaq's growth strategy and is aligned to create long-term stockholder value. This Compensation Discussion and Analysis and the Executive Compensation Tables focus on the compensation of our NEOs for 2018.

Business Performance Highlights

We achieved strong financial and operational performance across many of our business segments in 2018 while continuing to diversify our business, invest significantly in future initiatives and integrate our recent acquisitions.

 Achieved record net revenues of **$2.53 billion** for the full year ended December 31, 2018.

 Increased net revenues **5%** year over year, resulting from **8%** organic growth, partially offset by a 3% reduction from the net impact of the divestiture and acquisition of businesses. Revenue performance was led by **21%** growth in Information Services, a **9%** increase in Market Technology, a **9%** increase in Market Services and a **5%** increase in Corporate Services.

 2018 GAAP diluted EPS was **$2.73**, compared to $4.30 in 2017. 2018 non-GAAP diluted EPS increased **20%** compared to the prior year.

 Improved market share in U.S. equities.

 Led U.S. exchanges with **186** IPOs, representing **72%** of all U.S. IPOs, and welcomed **303** total new listings on The Nasdaq Stock Market.

 Progressed the strategic pivot through the acquisitions of Cinnober,[1] a major Swedish financial technology provider to brokers, exchanges and clearinghouses worldwide, and Quandl, a premier marketplace for unique, alpha-generating alternative datasets as well as for economic and financial datasets.

 Executed the divestiture of the Public Relations Solutions and Digital Media Services businesses.

 Integrated the late-2017 acquisition of eVestment, a leading provider of content and analytics used by asset managers, investment consultants and asset owners to help facilitate institutional investment decisions.

 Returned **$674 million** in value to stockholders through **$394 million** in repurchased stock and **$280 million** in paid dividends.

 Achieved **54.9%** three-year cumulative TSR, significantly outperforming the S&P 500 and the Nasdaq Composite during the same time frame. Achieved **11.6%** one-year TSR in 2018, despite a volatile market backdrop.

---

[1] We completed our public offer to acquire Cinnober in January 2019.

Decision-Making Framework

We design our executive compensation program to reward financial and operational performance, effective strategic leadership and achievement of business unit goals and objectives, which are key elements in driving stockholder value and sustainable growth. We also design the program to enable us to compete successfully for top talent and to build an effective leadership team for Nasdaq. Our compensation program is grounded in best practices and ethical and responsible conduct.

Key Governance Features of Executive Compensation Program

The following table summarizes the key governance and design features of our executive compensation program. We believe our executive compensation practices drive performance and serve our stockholders' long-term interests.

Pay for performance; 100% of annual incentives and annual long-term incentive grants are performance-based

Maintain a long-standing incentive "clawback" policy

Provide change in control protection that requires a "double trigger" (i.e., both a change in control of the company and a qualifying loss of employment)

Conduct a comprehensive annual risk assessment of our compensation program

Conduct an annual executive talent review and discussion on succession planning

Maintain robust stock ownership guidelines

Provide only limited perquisites, which provide nominal additional assistance to allow executives to focus on their duties



What We DO

Award non-performance based stock options

Guarantee bonus payments for our NEOs

Pay tax gross-ups on severance arrangements and perquisites

Permit re-pricing of underwater stock options without shareholder approval

Accrue or pay dividends on unearned or unvested equity awards

Allow hedging or pledging of Nasdaq stock

Provide ongoing supplemental executive retirement plans; all benefits have been frozen



What We DON'T DO

Total Rewards Philosophy

On an annual basis, the Management Compensation Committee reviews Nasdaq's compensation philosophy, programs and practices to ensure that they meet the needs of not only the company but also the stockholders. The following reflects our current total rewards philosophy.

Nasdaq's total rewards program is designed to attract, retain and empower employees to act with integrity, use ingenuity, deliver insights, pursue possibilities and achieve great results to successfully execute the company's growth strategy.

Nasdaq's balanced total rewards program encourages decisions and behaviors that align with the short and long-term interests of the company's stockholders.

The building blocks of our total rewards program are designed to promote and support our strategy and:

» **Reinforce our 2018 cultural values:** Clients, Passion, Innovation, Integrity, Effectiveness and Resiliency.

» **Energize and align employees with the most important priorities**, and encourage and reward high levels of performance, innovation and growth, while not promoting undue risk.

» **Retain our most talented employees** in a highly dynamic, competitive talent market.

» **Engage and excite current and future employees** who possess the leading skills and competencies needed for us to achieve our strategy and objectives.

Our compensation philosophy is based on the guiding principles described in the below table. Each individual component of compensation is considered independently and is not based on a formula. Each component, however, is intended to be complementary to the overall compensation package awarded to the executives.

Pay for Performance		**Retention**		**Competitive Pay Levels**
A substantial portion of compensation is variable or "at risk" and directly linked to individual, company and business unit performance.	⟷	Long-term vesting features ensure that an employee must remain with the company for a period of time to receive value from an award.	⟷	Total compensation is sufficiently competitive with industry peers to attract and retain executives with similar levels of experience, skills, education and responsibilities.
Internal Equity		**Collateral Implications**		**Stockholder Alignment**
Compensation takes into account the different levels of responsibilities, scope, risk, performance and future potential of our executives.	⟷	Our total compensation mix encourages executives to take appropriate, but not excessive, risks to improve our performance and build long-term stockholder value.	⟷	The financial interests of executives are aligned with the long-term interests of our stockholders through stock-based compensation and performance metrics that correlate with long-term stockholder value.

Say on Pay Results

Each year we carefully consider the results of our Say on Pay advisory vote from the prior year. At our 2018 Annual Meeting of Stockholders, over 96.4% of the votes cast were in favor of the advisory vote to approve executive compensation. In 2018 we retained the core elements of our executive compensation program, policies and decisions. We believe our programs continue to appropriately motivate and reward our senior management.

In addition to the perspective provided by the Say on Pay results, we also carefully solicit and consider feedback from our stockholders on executive compensation, corporate governance and other issues throughout the year. For further information on our stockholder engagement, see "Engaging with Our Stockholders" on page 18.

Compensation Determinations

We have established a process for evaluating the performance of the company, the President and CEO and other NEOs for compensation purposes. On an annual basis, the Management Compensation Committee, the Board and Nominating & Governance Committee review our President and CEO's performance in Executive Session. As part of their deliberative process, the Management Compensation Committee and Board evaluate our President and CEO's performance against the pre-established corporate goals and determine appropriate compensation. The factors considered include our President and CEO's performance against annual performance objectives, the performance of the company, the quality and development of the management team and employee engagement.

With the support of the People@Nasdaq group, our President and CEO develops compensation recommendations for the executive officers for consideration by the Management Compensation Committee and/or the Board. As part of this process, our President and CEO meets individually with each executive to discuss his or her performance against pre-established objectives determined during the previous year, as well as performance objectives and development plans for the coming year. This meeting gives each executive an opportunity to present his or her perspective of his or her performance as well as potential objectives and challenges for the upcoming year. Our President and CEO presents the results of each of the executive meetings to the Management Compensation Committee for its review and consideration as part of its deliberation process.

At our 2018 Annual Meeting of Stockholders

96.4%

of the votes cast were in favor of the advisory vote to approve executive compensation.



Competitive Positioning

To evaluate the external competitiveness of our executive compensation program, we compare certain elements of the program to similar elements used by peer companies. In setting 2018 compensation levels, the Management Compensation Committee used a comprehensive peer group, consisting of 31 companies, to conduct a competitive market analysis of the compensation program for our NEOs. We believe using and disclosing a peer group supports good governance and provides valuable input into compensation levels and program design.

When forming the peer group, we considered potential peers among both direct industry competitors and companies in related industries with similar talent needs. After identifying potential peers on this basis, we used the following seven screening criteria to select appropriate peer companies.

Each of these factors was considered, based on varying importance, to create a more refined list of companies for consideration. We then further reviewed each remaining company to determine its appropriateness for the final peer group with a particular focus on identifying meaningful talent peers. Certain companies were eliminated because of factors such as significantly different financials, limited competitive position for executive talent or limited global complexity relative to Nasdaq.

Based on the foregoing criteria, in connection with our strategic pivot, we expanded our executive compensation peer group to include an additional four companies in the market data and analytics industry to better reflect the extent to which Nasdaq competes for talent in this area. We also added eight companies in the technology industry to reflect Nasdaq's strategic focus on disruptive technologies such as machine intelligence and cloud-based computing.

We believe the current peer group includes an accurate representation of Nasdaq's size-relevant, talent-focused comparators and industry competitors.

Screening Criteria Used to Select Peer Companies

1. Revenue size

2. Market capitalization size

3. Financial performance

4. Direct exchange competitors

5. Financial services companies

6. Technology companies

7. Companies with global complexity

Executive Compensation Peer Group

The executive compensation peer group consists of the following companies.

Company	Industry
Adobe Inc.*	Software
Automatic Data Processing, Inc.	IT Services
BGC Partners, Inc.	Capital Markets
Cboe Global Markets, Inc.	Capital Markets
Citrix Systems, Inc.*	Software
CME Group Inc.	Capital Markets
Deutsche Börse AG	Capital Markets
Discover Financial Services	Consumer Finance
DST Systems, Inc.	IT Services
E*TRADE Financial Corporation	Capital Markets
eBay Inc.*	Internet Software & Services
FactSet Research Systems Inc.*	Capital Markets
Fidelity National Information Services, Inc.	IT Services
Fiserv, Inc.	IT Services
IHS Markit Ltd.*	Professional Services
Intercontinental Exchange, Inc.	Capital Markets
Intuit Inc.*	Application Software
Invesco Ltd.	Capital Markets
London Stock Exchange Group plc	Capital Markets
Mastercard Incorporated	IT Services
MSCI Inc.*	Capital Markets
PayPal Holdings, Inc.*	IT Services
S&P Global Inc.	Capital Markets
salesforce.com, inc.*	Software
Symantec Corporation*	Software
TD Ameritrade Holding Corporation	Capital Markets
The Charles Schwab Corporation	Capital Markets
Thomson Reuters Corporation*	Capital Markets
TMX Group Limited	Capital Markets
Visa Inc.	IT Services
Workday, Inc.*	Application Software

*Denotes company added to peer group in 2018.

[1] Please note that this peer group differs from the peer group used for the performance graph included in Item 5 of our annual report on Form 10-K, which is for stock performance comparisons and includes industry-only competitors.

Each executive is evaluated individually based on skills, knowledge, performance, growth potential and, in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

In addition to the peer group, we also consider that Nasdaq faces competition for talent from private firms, such as high frequency and other small trading firms, private equity funds and non-public technology companies for which public compensation data is not available.

Peer group data serves as only one reference point in evaluating our executive compensation program. We use this data to understand how various elements of our executive compensation program compare to other companies. However, we do not set the compensation of our executives based solely on this data nor do we target executive compensation to a specific percentile of the compensation set by our peer group. Instead, the comparison is conducted solely to determine if the compensation we pay to NEOs is competitive to the market. Each executive is evaluated individually based on skills, knowledge, performance, growth potential and, in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

President and CEO's Role in the Executive Compensation Process

Our President and CEO regularly attends Management Compensation Committee meetings at the invitation of the Management Compensation Committee and provides her perspective to the Management Compensation Committee regarding executive compensation matters generally and the specific performance of the other executive officers.

However, in accordance with the listing rules of The Nasdaq Stock Market, the President and CEO does not vote on executive compensation matters or attend Executive Sessions of the Management Compensation Committee or Board, and the President and CEO is not present when her own compensation is being discussed or approved.

Role of Compensation Consultants

In 2018, our People@Nasdaq group engaged Meridian Compensation Partners to assist staff in gathering data, reviewing best practices and making recommendations to the Management Compensation Committee about our executive compensation program. Meridian does not provide any other services to Nasdaq other than executive compensation consulting. Meridian does not directly advise the Management Compensation Committee or attend meetings. In 2018, we paid Meridian $38,212 in fees for competitive market data for executives and outside directors and $183,052 in fees for other executive compensation services. However, Meridian does not determine or recommend the amount or form of executive or director compensation.

Tally Sheets

When recommending compensation for the President and CEO and other NEOs, the Management Compensation Committee reviews tally sheets that detail the various elements of compensation for each executive. These tally sheets are used to evaluate the appropriateness of the total compensation package, to compare each executive's total compensation opportunity with his or her actual payout and to ensure that the compensation appropriately reflects the compensation program's focus on pay for performance.

What We Pay and Why: Elements of Executive Compensation

	Element	Description	Objectives	Where Described in More Detail
FIXED	Base Salary	» Fixed amount of compensation for service during the year	» Reward scope of responsibility, experience and individual performance	Page 77
AT-RISK	Annual Incentive Compensation	» At-risk compensation, dependent on goal achievement » Formula-driven annual incentive linked to corporate financial, business unit financial and strategic objectives and other organizational priorities	» Promote strong business results by rewarding value drivers, without creating an incentive to take excessive risk » Serve as key compensation vehicle for rewarding results and differentiating individual performance each year	Page 78
	Long-Term Incentive Compensation	» Award values are granted based on market competitive norms and individual performance » 100% of PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle	» Motivate and reward executives for outperforming peers over several years » Ensure that executives have a significant stake in the long-term financial success of the company, aligned with the stockholder experience » Promote longer-term retention	Page 82
BENEFITS	Retirement, Health and Welfare	» 401(k) plan with company match » Competitive welfare benefits » Frozen pension plan and frozen supplemental executive retirement plan	» Provide market-competitive benefits to attract and retain top talent » Frozen plans reflect legacy arrangements	Page 86
SEVERANCE	Severance Arrangements - Termination Due to Change in Control ("Double Trigger")	» Severance and related benefits paid upon termination without cause or resignation for good reason following a change in control » Accelerated equity vesting upon termination post-change in control » Retention of executives through a change in control	» Retention of executives through a change in control » Preserve executive objectivity when considering transactions in the best interest of stockholders » Assist in attracting top talent » Equity provisions keep executives whole in situations where shares may no longer exist or awards cannot otherwise be replaced	Page 86
	Severance Arrangements - Other	» Specified amounts under employment arrangements with some executive officers » Discretionary guidelines, for involuntary terminations without cause	» Assist in attracting top talent » Provide transition assistance if employment ends involuntarily » Promote smooth succession planning upon retirement » Allow the company to obtain release of employment-related claims	Page 86
OTHER	Limited	» Limited additional benefits provided to certain executives	» Provide nominal additional assistance that allows executives to focus on their duties	Page 87

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, breadth of knowledge and experience.

Pay for Performance

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, breadth of knowledge and experience. A large percentage of total target compensation is "at-risk" through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance and include a substantial portion of equity. The mix of total target direct compensation for our NEOs in 2018 is shown below.

NEOs—2018 Total Target Direct Compensation Mix



15%
Base Salary

25%
Target Annual Cash Incentive Awards

60%
Target Equity Awards

85%
"At-Risk" Performance Based Pay

60% + 25% = 85%

Base Salary

Base salaries are a fixed component of each NEO's compensation. In setting each NEO's base salary, the Management Compensation Committee and/or Board considers competitive market data derived from our peer group, annual market surveys and the NEO's individual contributions, performance, time in role, scope of responsibility, leadership skills and experience. We review base salaries on an annual basis and may adjust base salaries during the year in response to significant changes in an executive's responsibilities or events that would impact the long-term retention of a key executive. Salaries are established at levels commensurate with each executive's title, position and experience, recognizing that each executive is managing a component of a complex global company.

The following table shows each NEO's base salary at December 31, 2018 and 2017.

Name and Principal Position	Base Salary at December 31, 2018 ($)	Base Salary at December 31, 2017 ($)
Adena T. Friedman President and CEO	$1,000,000	$1,000,000
Michael Ptasznik EVP, Accounting and Corporate Strategy and CFO	$600,000	$500,000
Edward S. Knight EVP and Global Chief Legal and Policy Officer	$550,000	$500,000
Bradley J. Peterson EVP and Chief Information Officer	$550,000	$550,000
Thomas A. Wittman EVP, Global Trading and Market Services	$550,000	$550,000

For 2018, the Management Compensation Committee increased the base salaries of Messrs. Ptasznik and Knight based on performance-related factors and a review of the competitive positioning of their overall compensation as compared to the compensation of similar officers at companies in our peer group.

Annual Incentive Compensation

We maintain an annual performance-based cash incentive arrangement under which each NEO could earn cash incentive awards through our ECIP based on achievement of performance against pre-determined performance goals.

Plan-Based Target Award Opportunities

The Management Compensation Committee and/or Board established each NEO's target annual cash opportunity based on an assessment of each NEO's position and responsibilities, the competitive market analysis and the company's retention objectives.

The following table shows each NEO's target annual incentive opportunity in 2018 and 2017. Certain amounts are prorated to reflect increases that became effective after the beginning of the relevant year.

Name	2018 Target Annual Incentive Opportunity ($)	2017 Target Annual Incentive Opportunity ($)
Adena T. Friedman	$2,150,000	$2,000,000
Michael Ptasznik	$863,013	$750,000
Edward S. Knight	$806,507	$700,000
Bradley J. Peterson	$825,000	$818,250
Thomas A. Wittman	$825,000	$775,688

For 2018, the Management Compensation Committee and Board increased Ms. Friedman's target annual incentive compensation based on performance-related factors and a review of the competitive positioning of her overall compensation as compared to the compensation of similar officers at companies in our peer group. The Management Compensation Committee increased the target annual incentive compensation of Messrs. Knight and Ptasznik for the same reasons.

Performance Goals

The annual cash incentive award payments for our executives are based on the achievement of pre-established, quantifiable performance goals. The President and CEO selects and recommends goals for the other executive officers based on their areas of responsibility and input from each executive. The Management Compensation Committee and/or the Board review and consider our President and CEO's recommendations and approve the goals for the coming year after identifying the objectives most critical to our future growth and most likely to hold executives accountable for the operations for which they are responsible. Based on these same factors, the Management Compensation Committee and Board determine and approve the performance goals for the President and CEO.

The 2018 annual cash incentive awards were tied to results in the following areas:

» corporate financial objectives, including:

- operating income (run rate), which measures business efficiency and profitability;

- net revenues, which measure the ability to drive revenue growth;

» business unit financial objectives, which are defined business unit-specific goals that contribute to the company's revenue growth and profitability; and

» strategic objectives, which are defined corporate or business unit-specific goals that contribute to the company's long-term strategy execution and performance.

Operating income (run rate) and net revenues are the company's primary measures of short-term business success and key drivers of long-term stockholder value. Targets for operating income (run rate) and net revenues were set at the beginning of 2018, as part of the company's annual budgeting process, and were subject to adjustment for transactions and other extraordinary events.

Business unit financial objectives were established at the beginning of the year and were subject to adjustment for transactions and other extraordinary events. The Management Compensation Committee and/or the Board set the business unit objectives to promote and reward revenue and operating income growth.

Strategic objectives were established at the beginning of the year to ensure focus on longer-term initiatives aligned with executing on our strategic priorities. For our President and CEO, the Management Compensation Committee and Board approved performance goals that related to corporate-wide strategic objectives. The other NEOs had performance goals that were specific to their business units and reflective of the key responsibilities of each executive.

We set goals at levels where the maximum payout would be difficult to achieve and that are in excess of budget assumptions. The following table shows each NEO's performance objectives for 2018 and the relative weighting of these objectives.

The annual cash incentive award payments for our executives are based on the achievement of pre-established, quantifiable performance goals.

Name	Corporate Operating Income (Run Rate)	Corporate Net Revenues	Business Unit Financial Objectives	Nasdaq/Business Unit Strategic Objectives
Adena T. Friedman	60%	20%	–	20%
Michael Ptasznik	50%	20%	10%	20%
Edward S. Knight	50%	20%	10%	20%
Bradley J. Peterson	50%	20%	5%	25%
Thomas A. Wittman	30%	10%	40%	20%

Potential Payouts

Payouts are determined after the end of the year and are based on the sum of (i) actual performance under each corporate objective and (ii) actual performance against an executive's business unit financial objectives or strategic objectives. Each goal that applied to the NEOs for 2018 had a minimum, target and maximum performance level.

Scoring of each goal is based on actual goal achievement compared to the target. In 2018, payouts on each goal could vary between 0% and 200% of the target.

Payouts under the incentive compensation program also take into account ethical and responsible conduct. All awards are subject to negative adjustment at the full discretion of the Management Compensation Committee and/or the Board.

Corporate Objectives Performance vs. Goals

The table below shows achieved performance against each 2018 corporate objective and the percentage of target incentive opportunity yielded by such performance.

Corporate Objective	Threshold (0% payout)	Target (100% Payout)	Maximum (200% Payout)	Nasdaq's Results for 2018 as Measured for Compensation Purposes	Payout Percentage of Target Incentive Award Amount
Operating Income (Run Rate)[1,2]	$1,121.0m	$1,188.0m - $1,198.0m	$1,236.0m	$1,232.1m	189.74%
Net Revenues[3]	$2,336.0m	$2,412.0m - $2,431.0m	$2,478.0m	$2,516.2m	200.00%

[1] Operating income (run rate) reflects our non-GAAP operating income adjusted to exclude Nasdaq Next (i.e., our innovation investment program), the impact of changes in foreign exchange rates and certain intra-year acquisitions and severance. Non-GAAP operating income differs from U.S. GAAP operating income due to the exclusion of the following items: amortization expense of acquired intangible assets, merger and strategic initiatives expense and certain other expenses that are not part of ongoing business expenses. For a discussion of non-GAAP adjustments, see Annex A.

[2] The Management Compensation Committee and Board of Directors applied negative discretion to the scoring of the operating income (run rate) goal to reflect the estimated impact of expenses associated with the member default on the Nasdaq Clearing commodities market. The unadjusted calculation would have resulted in a score of 200%.

[3] Corporate net revenues exclude Nasdaq Next, the impact of changes in foreign exchange rates and certain intra-year acquisitions.

2018 Business Unit Financial Objectives and Strategic Objectives Performance vs. Goals

The Management Compensation Committee and/or the Board assessed each officer's achievement of the business unit financial objectives and strategic objectives in 2018, as described below. Specific metrics for these goals are not disclosed for competitive purposes. However, 100% of our NEO goals were defined with quantifiable performance metrics and were approved by the Management Compensation Committee. No discretion was applied to any goal scoring unless specially noted below.

Name	Performance Goal Type	Goal	Goal Weighting	Score as a Percent of Target
Adena T. Friedman	Strategic	Strategic Initiatives[1]	20%	146.72%
Michael Ptasznik	Business Unit Financial Objectives	Financial Initiatives	10%	197.73%
	Strategic	Divestiture of the Public Relations Solutions and Multimedia Services Businesses	5%	200.00%
		Successfully Implement Workday ERP	5%	116.67%
		Relocating Company Headquarters	5%	200.00%
		Enhance Nasdaq Risk Management Program	5%	175.00%
Edward S. Knight	Business Unit Financial Objectives	OGC Expenses	10%	0.00%
	Strategic	Strategic Initiatives - Information Services	5%	200.00%
		Divestiture of the Public Relations Solutions and Multimedia Services Businesses	5%	200.00%
		Revitalize the Attractiveness to Growth Companies to List on Nasdaq by Improving Market Structure	5%	200.00%
		Business Unit Support and Risk Management	5%	200.00%
Bradley S. Peterson	Business Unit Financial Objectives	Global Technology Expense Run Rate	5%	200.00%
	Strategic	Divestiture of the Public Relations Solutions and Multimedia Services Businesses	5%	200.00%
		Nasdaq Financial Framework	15%	193.11%
		Systems Reliability and Operational Excellence	5%	193.61%
Thomas A. Wittman	Business Unit Financial Objectives	Global Trading and Market Services Operating Income	30%	200.00%
		Global Trading and Market Services Revenue	5%	200.00%
		Global Trading and Market Services Nasdaq Next Revenue	5%	52.00%
	Strategic	Alternative Markets	4%	186.67%
		Proprietary Products Growth	4%	58.80%
		Nasdaq Financial Framework	4%	199.17%
		Fixed Income and European Commodities Growth Strategy	4%	200.00%
		NFX Energy Growth Strategy	4%	200.00%

[1] Ms. Friedmans' strategic intiatives goals related to: the eVestment integration; the Nasdaq Financial Framework; the divestiture of the Public Relations Solutions and Digital Media Services businesses; IPOs and listings switches; and Nasdaq Next revenue.

Award Payouts

In early 2019, the Management Compensation Committee and/or the Board determined the final levels of achievement for each of the goals and approved payout amounts. There were no guaranteed minimum payouts for any of our NEOs.

Name	2018 ECIP Award Payout ($)[1]	2017 ECIP Award Payout ($)
Adena T. Friedman	$3,838,517	$2,296,000
Michael Ptasznik	$1,593,034	$1,071,375
Edward S. Knight	$1,410,325	$960,000
Bradley J. Peterson	$1,556,502	$1,123,457
Thomas A. Wittman	$1,497,279	$950,000

[1] The Committee and the Board reduced the scored, formulaic ECIP award payouts by applying negative discretion to the scoring of the operating income (run rate) goal, as described above. In addition, after explicitly considering the member default on the Nasdaq Clearing commodities market and the Vasby data center outage, the Committee and the Board applied further negative discretion to the scored, formulaic ECIP award payouts for Ms. Friedman and Messrs. Peterson, Ptasznik and Wittman. The aggregate reduction resulting from the exercise of negative discretion for all NEOs was $480,805.

Global Exchange Peer Companies Used for Three-Year PSUs

ASX Limited

B3 S.A.

Bolsa Mexicana de Valores, S.A.B. de C.V.

Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.

Cboe Global Markets, Inc.

CME Group Inc.

Deutsche Börse AG

Euronext N.V.

Hong Kong Exchanges and Clearing Limited

Intercontinental Exchange, Inc.

Japan Exchange Group, Inc.

London Stock Exchange Group plc

NEX Group plc

Singapore Exchange Limited

TMX Group Limited

Long-Term Incentive Compensation

In 2018, we granted PSUs to each NEO to incent and reward our NEOs for growth in our TSR relative to two peer groups, as described below. Consistent with our pay for performance philosophy, this program represents 100% of the NEOs' long-term stock-based compensation.

In 2018, each NEO received a grant of PSUs subject to a three-year cumulative performance period beginning on January 1, 2018 and ending on December 31, 2020. The number of PSUs earned is based on Nasdaq's TSR relative to the TSR of the two equally weighted peer groups. The shares earned, if any, vest at the end of the performance period.

One group consists of all S&P 500 companies and the other group consists of the peer companies on the left. The peer companies include other global exchanges with sizable market capitalizations.

The TSR results are measured at the beginning and end of the three-year performance period. Nasdaq's relative performance ranking against each of these peer groups will determine the number of vested PSUs. For each vested PSU, Nasdaq will distribute one share of common stock to each NEO. The maximum payout will be 200% of the target number of PSUs granted if Nasdaq ranks at the 85th percentile or above of each of the groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout cannot exceed 100% of the target number of PSUs granted.

The table below illustrates the percentage of the target number of PSUs granted to each NEO that the NEO may receive based upon different levels of achievement against each of the peer groups. For each group, the resulting shares earned will be calculated by multiplying the relevant percentage from the table below by one-half of the target award amount. Any payouts earned at performance levels below the 50th percentile rank are designed to serve as a retention vehicle since we do not regularly grant non-performance-based equity, such as restricted stock, to our NEOs.

Percentile Rank of Nasdaq's Three-Year TSR Versus the Relevant Group	Resulting Shares Earned
>= 85th Percentile	200%
67.5th Percentile	150%
50th Percentile	100%
25th Percentile	50%
15th Percentile	30%
0 Percentile	0%

For levels of achievement between points, the resulting shares earned will be calculated based on straight-line interpolation.

Award Determination

In setting Ms. Friedman's 2018 equity award target, the Management Compensation Committee focused on motivating performance with significant upside and downside based on relative performance. Historical awards, newness to the role and the retention value of Ms. Friedman's outstanding equity were considered when determining the target amount of her award. Peer group data also was considered in establishing a market-competitive award level.

Ms. Friedman recommended the specific equity award targets for each of the other NEOs, which varied among executives depending upon responsibilities and retention considerations. The Management Compensation Committee and Board evaluated these recommendations and determined that the amount of each award reflected the individual's contributions, was aligned with competitive market levels and was appropriate for retention purposes.

The target amount and target face value of the PSUs awarded to each of the NEOs under this program is set forth in the table on page 84. The 2018 awards were approved on March 26 and 27, 2018 and granted on March 29, 2018, which was the date of Nasdaq's annual employee equity grant. The equity award targets are established for our NEOs based on an assessment of each officer's position and responsibilities, the competitive market analysis and the company's retention objectives.

Name	Target TSR PSUs (#)	Target Grant Date Face Value ($)
Adena T. Friedman	81,187	$7,000,000
Michael Ptasznik	18,557	$1,600,000
Edward S. Knight	12,758	$1,100,000
Bradley J. Peterson	20,876	$1,800,000
Thomas A. Wittman	18,557	$1,600,000

2018 Vesting of One-Time President and CEO Option Award

To recognize Ms. Friedman's promotion to President and CEO effective January 1, 2017, and to provide strong motivation to deliver long-term stock price appreciation in alignment with stockholder interests, the Management Compensation Committee and Board of Directors granted her a one-time, performance-based stock option award. 100% of the option grant is performance-based, and the grant vests one-third per year over three years, contingent upon the achievement of performance metrics.

The performance criteria for the option grant are set forth in the table below.

Vesting Date	Vesting Percent	Vesting Performance Requirement	Status
December 31, 2017	33%	2017 fully diluted EPS must be at least 3% greater than 2016 EPS	Vested
December 31, 2018	33%	2018 fully diluted EPS must be at least 3% greater than 2016 EPS; and either: 1. 2018 fully diluted EPS growth must be at least 3%; or 2. Average annual 2017 and 2018 fully diluted EPS growth must be at least 3%	Vested
December 31, 2019	34%	2019 fully diluted EPS must be at least 3% greater than 2016 EPS; and either: 1. 2019 fully diluted EPS growth must be at least 3%; or 2. Average annual 2017, 2018, and 2019 EPS growth must be at least 3%	Pending 2019 performance

Annual fully diluted EPS growth is determined based upon the percentage by which the fully diluted EPS of the company, as determined in accordance with the U.S. GAAP for the fiscal year of the company, exceeds the fully diluted EPS of the company, as determined in accordance with the U.S. GAAP for the prior fiscal year.

On January 29, 2019, the Management Compensation Committee and Board evaluated and approved the performance results for the vesting of the second one-third of the stock options granted to Ms. Friedman in January of 2017. The company's fully diluted EPS growth exceeded the performance requirement, which resulted in the approval of the vesting of one-third of the 2017 option award, or 89,606 options. The calculation of the company's fully diluted EPS growth was adjusted to exclude certain extraordinary items recorded in each of 2016, 2017 and 2018, including the tax reform benefit of $87 million in 2017 and the tax reform expense of $270 million in 2018.

Settlement of 2016 PSU Grants Based on Relative TSR

On January 29, 2019, the Management Compensation Committee evaluated and approved the performance results for the PSUs granted to senior executives in 2016. These PSUs were subject to a three-year cumulative performance period beginning on January 1, 2016 and ending on December 31, 2018 and performance was determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%. One group consisted of all S&P 500 companies and the other group consisted of 15 peer companies. We measure our TSR performance relative to two different groups in order to align with the varied interests of our stockholders.

The following table sets forth the 2016 PSU performance measure results.

Equity Award	Cumulative TSR	Weighting	Performance Factors	Percentile Rank	Payout	Blended Payout
2016 Three-Year PSU Award	54.9%	50%	Based on Relative TSR Against the S&P 500	76th	174%	130%
		50%	Based on Relative TSR Against Peers	43rd	86%	

Based on these results, the NEOs earned the number of PSUs set forth below as compared to the target amounts granted.

Name	Target PSUs	PSUs Earned
Adena T. Friedman	54,781	71,215
Michael Ptasznik	8,279	10,762
Edward S. Knight	16,434	21,364
Bradley J. Peterson	19,173	24,924
Thomas A. Wittman	15,064	19,583

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance measures.

General Equity Award Grant Practices

The Management Compensation Committee and the Board approve annual equity awards during regular first quarter meetings, which are scheduled well in advance and without regard to material company news announcements.

We believe that the current and expected expense and share utilization are reasonable and justified in light of the Management Compensation Committee's goals of aligning the long-term interests of officers and employees with those of stockholders and rewarding officers for long-term relative TSR growth while retaining a strong management team. We actively monitor the expense and share utilization associated with annual grants and are committed to adjusting grant practices when appropriate.

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance measures and monitors the compensation expense and share run rate that the company is incurring for outstanding equity awards.

The reference price for calculating the value of equity awards granted is the closing market price of Nasdaq's common stock on the date of grant. Existing equity ownership levels are not a factor in award determinations as we do not want to discourage senior executives from holding significant amounts of Nasdaq's common stock.

Benefits

Nasdaq provides a comprehensive benefits program to our executives, including the NEOs, which mirrors the program offered to our other employees. These benefits include, among other components, a 401(k) plan with 6% matching contributions, health and welfare benefits and an employee share purchase program. Under these plans, our NEOs participate on the same terms as other employees.

Severance

Except in employment agreements and other agreements for certain officers as described in this proxy statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment. However, the Management Compensation Committee and/or the Board has the discretion to pay severance. Severance plan decisions do not influence other compensation decisions, which are focused on motivating our executives to remain with Nasdaq and contribute to our future success.

Change in control severance is defined in employment agreements for certain NEOs, as described in this proxy, and in a change in control severance policy for NEOs without an employment agreement. We believe that the terms for triggering payment under each of the arrangements described in this proxy statement are reasonable. For example, these arrangements use what is known as a "double trigger," meaning that a severance payment resulting from a change in control is activated only upon the occurrence of both a change in control of the company and a qualifying loss of employment. Benefits under these arrangements will be provided only if Nasdaq is the target organization. In

addition, a change in control under these arrangements is limited to situations where the acquirer obtains a majority of Nasdaq's voting securities or the current members of our Board (or their approved successors) cease to constitute a majority of the Board.

For further information on Nasdaq's limited severance arrangements, see "Named Executive Officer Compensation – Potential Payments Upon Termination or Change in Control."

Other

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. Under her employment agreement, for security reasons, we provide Ms. Friedman with a company car and a security-trained driver for use when conducting company business. NEOs are eligible to receive basic financial planning services and executive health exams. In addition, like all employees and contractors, our executives are eligible to receive 100% corporate matching funds (and sometimes more for specific initiatives) for donations to an IRS-registered, 501(c)(3)-compliant organization. Participation in each of these programs is voluntary. We do not provide tax gross-up payments on perquisites.

Risk Mitigation and Other Pay Practices

Risk Assessment of Compensation Program

We monitor the risks associated with our compensation program on an ongoing basis. In February 2019, the Management Compensation Committee and Audit Committee were presented with the results of an annual formal assessment of our employee compensation program in order to evaluate the risks arising from our compensation policies and practices. This risk assessment report reflected a comprehensive review and analysis of the components of our compensation program. The Management Compensation Committee and Audit Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on the company.

The risk assessment was performed by an internal working group consisting of employees in the People@Nasdaq group, Group Risk Management and the Internal Audit Department, as well as the Offices of General Counsel and Corporate Secretary. The findings were presented to the Global Risk Management Committee, which concurred with the working group's report. The risk assessment included the following steps:

» collection and review of existing Nasdaq compensation policies and pay structures;

» development of a risk assessment scorecard, analysis approach and timeline; and

» review and evaluation of controls that might mitigate risk-taking (e.g., equity vesting structure, incentive recoupment policy and stock ownership guidelines).

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. We do not provide tax gross-up payments on perquisites.

Stock Ownership Guidelines

We have long recognized the importance of stock ownership as an essential means of closely aligning the interests of our executives with the interests of our stockholders. In addition to using equity awards as a primary long-term incentive compensation tool, we have stock ownership guidelines in place for our senior executives. Under its charter, the Management Compensation Committee is responsible for reviewing the stock ownership guidelines annually and verifying compliance.

Under the guidelines, the covered executives are expected to own specified dollar amounts of Nasdaq common stock based on a multiple of their base salary, as set forth in the table below.

Title	Value of Shares Owned
President and CEO	6x base salary
CFO	4x base salary
EVPs	3x base salary

Individual holdings, shares jointly owned with immediate family members or held in trust, shares or units of restricted stock (including vested and unvested), shares underlying PSUs after completion of the performance period and shares purchased or held through Nasdaq's plans, such as the Nasdaq ESPP, count toward satisfying the guidelines. New executives and executives who incur a material change in their responsibilities are expected to meet the applicable level of ownership within four years of their start date or the date of the change in responsibilities. All of the NEOs who were required to comply with the guidelines on December 31, 2018 were in compliance with the guidelines as of that date.

Stock Holding Guidelines

We encourage our senior executives to retain equity grants until the applicable stock ownership level discussed above is reached. Under the stock ownership guidelines, these officers must hold the specified dollar amounts of stock through the end of their employment with Nasdaq. We feel that our guidelines provide proper alignment of the interests of our management and our stockholders and therefore, we do not have additional stock holding requirements beyond the stock ownership guidelines.

Trading Controls and Hedging and Pledging Policies

We prohibit directors and executive officers from engaging in securities transactions that allow them either to insulate themselves, or profit, from a decline in Nasdaq's stock price (with the exception of selling shares outright). Specifically, these individuals may not enter into hedging transactions with respect to Nasdaq's common stock, including short sales and transactions in derivative securities. Finally, these individuals may not pledge, hypothecate or otherwise encumber their shares of Nasdaq common stock.

Nasdaq permits all employees, including the NEOs, to enter into plans established under Rule 10b5-1 of the Exchange Act enabling them to trade in our stock, including stock received through equity grants, during periods in which they might not otherwise be able to trade because material nonpublic information about Nasdaq has not been publicly released. These plans include specific instructions to a broker to trade on behalf of the employee if our stock price reaches a specified level or if certain other events occur and therefore, the employee no longer controls the decision to trade.

We prohibit directors and executive officers from hedging and pledging shares of Nasdaq common stock.

Incentive Recoupment Policy

The Board and Management Compensation Committee have adopted an incentive recoupment, or "clawback," policy that is applicable to officers with the rank of EVP and above. The policy provides that the company may recoup any cash or equity incentive payments predicated upon the achievement of financial results or operating metrics that are subsequently determined to be incorrect on account of material errors, material omissions, fraud or misconduct.

Tax and Accounting Implications of Executive Compensation

The Management Compensation Committee considers income tax and other consequences of individual compensation elements when it is analyzing the overall level of compensation and the mix of compensation among individual elements.

Section 162(m) of the Internal Revenue Code of 1986, as amended, provided a limit of $1 million on the remuneration that may be deducted by a public company in any year in respect of the President and CEO and the next three most highly compensated executive officers (other than the principal financial officer). However, "performance-based compensation" was fully deductible if the plan under which the compensation was paid had been approved by the stockholders and met other requirements. We attempted to structure our compensation arrangements so that amounts paid are tax deductible to the extent feasible and consistent with our overall compensation objectives.

Section 162(m) was amended by the Tax Cuts and Jobs Act, which was enacted on December 22, 2017 and effective January 1, 2018. New Section 162(m) continues to provide a limit of $1 million on the remuneration that may be deducted by a public company; however, remuneration in any year in respect of the President and CEO, the principal financial officer and the next three most highly compensated executive officers is now considered. Also, under the new legislation, there is no exception for "performance-based compensation," unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Such transition relief is not available to Nasdaq. Going forward, although "performance-based" criteria is no longer relevant in determining whether remuneration is deductible for tax purposes, the Management Compensation Committee intends to continue to apply performance-based criteria in structuring future compensation arrangements.

Depending upon the relevant circumstances at the time, the Management Compensation Committee may determine to award compensation that is not deductible. In making this determination, the Management Compensation Committee balances the purposes and needs of our executive compensation program against potential tax and other implications.

Generally, under U.S. GAAP, compensation is expensed as earned. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

Management Compensation Committee Report

The Management Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with our management. After such discussions, the Management Compensation Committee recommended to Nasdaq's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into Nasdaq's annual report on Form 10-K.

The Management Compensation Committee

Steven D. Black, Chair
Charlene T. Begley
Michael R. Splinter

Management Compensation Committee Interlocks and Insider Participation

None of the members of the Management Compensation Committee is an executive officer, employee or former officer of Nasdaq. With the exception of Ms. Friedman, none of Nasdaq's executive officers serves as a current member of the Nasdaq Board. None of Nasdaq's executive officers serves as a director or a member of the compensation committee of any entity that has one or more executive officers serving on the Nasdaq Board or Management Compensation Committee.



Executive Compensation Tables

The following tables, narrative and footnotes present the compensation of the NEOs during 2018 in the format mandated by the SEC.

2018 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Adena T. Friedman President and CEO	2018	$1,000,000	–	$9,481,830	–	$3,838,517	–	$46,050	$14,366,397
	2017	$994,231	–	$7,047,077	$3,999,997	$2,296,000	$54,641	$68,634	$14,460,580
	2016	$850,000	–	$5,111,067	–	$2,175,750	$26,519	$30,642	$8,193,978
Michael Ptasznik EVP, Accounting and Corporate Strategy and CFO	2018	$571,154	–	$2,167,272	–	$1,593,034	–	$21,533	$4,352,992
	2017	$500,000	–	$1,409,366	–	$1,071,375	–	$65,029	$3,045,770
	2016	$221,154	–	$2,252,756	–	$1,200,000	–	$23,542	$3,697,452
Edward S. Knight EVP and Global Chief Legal and Policy Officer	2018	$535,577	–	$1,490,007	–	$1,410,325	–	$16,500	$3,452,409
	2017	$500,000	–	$1,291,906	–	$960,000	$46,835	$22,025	$2,820,766
Bradley J. Peterson EVP and Chief Information Officer	2018	$550,000	–	$2,438,108	–	$1,556,502	–	$39,269	$4,583,879
	2017	$542,885	–	$1,709,462	–	$1,123,457	–	$38,884	$3,414,688
	2016	$525,000	–	$1,788,841	–	$1,327,600	–	$34,873	$3,676,314
Thomas A. Wittman EVP, Global Trading and Market Services	2018	$550,000	–	$2,167,272	–	$1,497,279	–	$33,141	$4,247,692
	2017	$512,115	–	$2,255,492	–	$950,000	$55,971	$37,683	$3,811,261

[1] The amounts reported in this column reflect the grant date fair value of the stock awards, including PSUs and RSUs, computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K. Since the 2018 three-year PSU award payouts are contingent on TSR-related performance-based vesting conditions, the grant date fair values were determined based on a Monte Carlo simulation model.

The Monte Carlo simulation model takes into account expected price movement of Nasdaq stock as compared to peer companies. As a result of the company's pre-grant 2018 TSR performance relative to peer companies, the Monte Carlo simulation model assigned a significantly higher value to each 2018 three-year PSU than the closing price of Nasdaq's stock on the grant date. Therefore, the value reflected in the 2018 Summary Compensation Table does not reflect the target grant date face value shown in the Long-Term Stock-Based Compensation section of the Compensation Discussion and Analysis in this proxy statement, and there is no assurance that the target grant date face values or FASB ASC Topic 718 fair values will ever be realized. The table below summarizes the target grant date face value of PSU grants that the Management Compensation Committee and the Board approved for the NEOs compared to the FASB ASC Topic 718 fair value.

Name	Year	Target PSUs (#)	Target Grant Date Face Value ($)	FASB ASC Topic 718 Fair Value ($)
Adena T. Friedman	2018	81,187	$7,000,000	$9,481,830
Michael Ptasznik	2018	18,557	$1,600,000	$2,167,272
Edward S. Knight	2018	12,758	$1,100,000	$1,490,007
Bradley J. Peterson	2018	20,876	$1,800,000	$2,438,108
Thomas A. Wittman	2018	18,557	$1,600,000	$2,167,272

2   The amounts reported in this column reflect the grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K.

3   The amounts reported in this column reflect the cash awards made to the NEOs under the ECIP or other performance-based incentive compensation programs.

4   Amounts for 2018 for Ms. Friedman and Messrs. Knight and Wittman are not reported in this column as there was a decrease in the actuarial present value of the NEOs' benefits under pension plans established by Nasdaq. The amounts of these decreases were as follows: $36,788 for Ms. Friedman, $180,537 for Mr. Knight and $27,677 for Mr. Wittman. The amounts reported in this column for 2016 and 2017 reflect the actuarial increase in the present value of the NEOs' benefits under all pension plans established by Nasdaq. Messrs. Ptasznik and Peterson are not participants in the pension plan. Assumptions used in calculating the amounts include a 4.45% discount rate as of December 31, 2018, a 3.70% discount rate as of December 31, 2017, a 4.15% discount rate as of December 31, 2016, a 4.30% discount rate as of December 31, 2015, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans) and other assumptions used as described in note 10 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K. Since Mr. Knight is older than 62, his actual age was used to calculate the present value of his accumulated benefit. None of the NEOs received above-market or preferential earnings on deferred compensation in 2018, 2017 or 2016.

5   The following table sets forth the 2018 amounts reported in the "All Other Compensation" column by type. The incremental cost of personal use of the company car (including commutation) is calculated based on an allocation of the cost of the driver, lease, tolls, fuel, parking, maintenance and other related expenses.

Name	Contribution to the 401(k) Plan ($)	Cost of Executive Health Exam ($)	Cost of Financial/ Tax Planning Services ($)	Incremental Cost of Personal Use of Company Car ($)	Matching Charitable Donations ($)	Total All Other Compensation ($)
Adena T. Friedman	$16,500	–	$16,607	$11,943	$1,000	$46,050
Michael Ptasznik	$16,308	$5,225	–	–	–	$21,533
Edward S. Knight	$16,500	–	–	–	–	$16,500
Bradley J. Peterson	$16,500	$4,725	$16,844	–	$1,200	$39,269
Thomas A. Wittman	$16,500	–	$16,641	–	–	$33,141

2018 Grants of Plan-Based Awards Table

Name	Commit-tee and/ or Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Num-ber of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Thresh-old ($)	Target ($)	Maximum ($)	Thresh-old (#)	Target (#)	Maximum (#)				
Adena T. Friedman	–	–	–	$2,150,000	$4,300,000	–	–	–	–	–	–	–
	3/27/18	3/29/18	–	–	–	–	81,187	162,374	–	–	–	$9,481,830
Michael Ptasznik	–	–	–	$863,013	$1,726,026	–	–	–	–	–	–	–
	3/27/18	3/29/18	–	–	–	–	18,557	37,114	–	–	–	$2,167,272
Edward S. Knight	–	–	–	$806,507	$1,613,014	–	–	–	–	–	–	–
	3/27/18	3/29/18	–	–	–	–	12,758	25,516	–	–	–	$1,490,007
Bradley J. Peterson	–	–	–	$825,000	$1,650,000	–	–	–	–	–	–	–
	3/27/18	3/29/18	–	–	–	–	20,876	41,752	–	–	–	$2,438,108
Thomas A. Wittman	–	–	–	$825,000	$1,650,000	–	–	–	–	–	–	–
	3/27/18	3/29/18	–	–	–	–	18,557	37,114	–	–	–	$2,167,272

[1] The amounts reported in these columns represent the possible range of payments under the ECIP or other performance-based incentive compensation programs. For information about the amounts actually earned by each NEO under the ECIP or other performance-based incentive compensation programs, see "Executive Compensation Tables – 2018 Summary Compensation Table." Amounts are considered earned in fiscal year 2018 although they were not paid until 2019.

[2] The amounts reported in these columns represent the possible range of PSUs that each NEO may earn under the Equity Plan, depending on the achievement of performance goals established by the Management Compensation Committee and/or Board.

[3] The amounts reported in this column represent the grant date fair value of the total equity awards reported in the previous columns calculated pursuant to FASB ASC Topic 718 based upon the assumptions discussed in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K. For further information about the calculation of these amounts, see "Executive Compensation Tables – 2018 Summary Compensation Table" on page 91.

2018 Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
	179,211	–	89,606[1]	$66.68	1/3/27	–	–	–	–
Adena T. Friedman	–	–	–	–	–	–	–	86,393[2]	$7,047,077
	–	–	–	–	–	–	–	81,187[3]	$6,622,424
	–	–	–	–	–	7,778[4]	$634,451	–	–
Michael Ptasznik	–	–	–	–	–	–	–	17,278[2]	$1,409,366
	–	–	–	–	–	–	–	18,557[3]	$1,513,694
	22,059	–	–	$19.75	3/4/20	–	–	–	–
Edward S. Knight	25,496	–	–	$25.28	3/28/21	–	–	–	–
	–	–	–	–	–	–	–	15,838[2]	$1,291,906
	–	–	–	–	–	–	–	12,758[3]	$1,040,670
Bradley J. Peterson	–	–	–	–	–	–	–	20,957[2]	$1,709,462
	–	–	–	–	–	–	–	20,876[3]	$1,702,855
	–	–	–	–	–	8,915[5]	$727,197	–	–
Thomas A. Wittman	–	–	–	–	–	–	–	15,838[2]	$1,291,906
	–	–	–	–	–	–	–	18,557[3]	$1,513,694

[1] These performance-based options will vest contingent on Nasdaq's satisfaction of certain specified performance goals established by the Management Compensation Committee and/or Board for the fiscal year ending December 31, 2019.

[2] This PSU award is subject to a three-year performance period ending on December 31, 2019. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

[3] This PSU award is subject to a three-year performance period ending on December 31, 2020. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

[4] These RSUs will vest on July 11, 2019.

[5] These RSUs will vest as to one-half on each of August 1, 2019 and August 1, 2020.

2018 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Adena T. Friedman[3]	–	–	71,215	$6,110,959
Michael Ptasznik[4]	–	–	18,539	$1,634,149
Edward S. Knight[5]	39,458	$2,374,869	21,364	$1,833,245
Bradley J. Peterson[6]	–	–	24,924	$2,138,728
Thomas A. Wittman[7]	–	–	24,040	$2,087,742

[1] The amounts reported in this column are calculated by multiplying the number of shares received upon exercise by the difference between the closing market price of our common stock on the date of exercise and the exercise price of the option.

[2] The amounts reported in this column are calculated by multiplying the number of shares of stock that vested by the closing market price of our common stock on the vesting date.

[3] The amount reported includes 33,589 shares that were withheld to pay taxes in connection with the vesting(s).

[4] The amount reported includes 7,831 shares that were withheld to pay taxes in connection with the vesting(s).

[5] The amount reported includes 8,796 shares that were withheld to pay taxes in connection with the vesting(s).

[6] The amount reported includes 11,541 shares that were withheld to pay taxes in connection with the vesting(s)..

[7] The amount reported includes 10,479 shares that were withheld to pay taxes in connection with the vesting(s).

Retirement Plans

Nasdaq maintains non-contributory, defined-benefit pension plans and non-qualified supplemental executive retirement plans for certain senior executives. Future service and salary for all participants do not count toward an accrual of benefits under these plans. However, participants continue to receive credit for future service for vesting of the frozen accrued benefits.

Nasdaq also maintains a supplemental employer retirement contribution plan, which was designed to enhance retirement contributions for certain officers whose base salaries or total contributions to qualified plans exceeded certain IRS limitations. As of January 1, 2014, Nasdaq discontinued contributions to the supplemental employer retirement contribution plan. However, participants continue to receive interest on prior contributions to the plan.

Nasdaq's frozen retirement plans reflect legacy agreements.

2018 Pension Benefits Table

Name[1]	Plan Name	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Adena T. Friedman	Pension Plan	13.92	$364,071	–
	Supplemental Executive Retirement Plan	13.92	–	–
Edward S. Knight	Pension Plan	7.83	$317,454	–
	Supplemental Executive Retirement Plan	7.83	$3,146,559	–
Thomas A. Wittman	Pension Plan	21.00	$450,267	–
	Supplemental Executive Retirement Plan	21.00	–	–

[1] Messrs. Ptasznik and Peterson are not participants in the pension plan or supplemental executive retirement plan.

[2] Since the pension plan and supplemental executive retirement plan were frozen in 2007, the number of years of credited service for each NEO under those plans differs from such officer's number of years of actual service with Nasdaq. As of December 31, 2018, Ms Friedman had 22.42 years of actual service with Nasdaq, while Mr. Knight had 19.50 years and Mr. Wittman had 32.00 years. Generally, participants in the pension plan became vested in retirement benefits under the plan after five years of service from the participant's date of hire. Participants in the supplemental executive retirement plan generally became vested in retirement benefits under the plan after reaching age 55 and completing 10 years of service. As of December 31, 2018, Mr. Knight was vested in benefits payable under both the pension plan and the supplemental executive retirement plan, and Ms. Friedman and Mr. Wittman were vested in benefits payable under the pension plan.

[3] The amounts reported comprise the actuarial present value of the NEO's accumulated benefit under the pension plan and supplemental executive retirement plan as of December 31, 2018. Assumptions used in calculating the amounts include a 4.45% discount rate as of December 31, 2018, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans) and other assumptions used as described in note 10 to the company's audited financial statements for the fiscal year ended December 31, 2018 included in our annual report on Form 10-K. Since Mr. Knight is older than 62, his actual age was used to calculate the present value of his accumulated benefit.

2018 Nonqualified Deferred Compensation Table

Name[1]	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Edward S. Knight	–	–	$7,976	–	$141,318
Thomas A. Wittman	–	–	$874	–	$15,489

[1] Ms. Friedman, Mr. Ptasznik and Mr. Peterson are not participants in the supplemental employer retirement contribution plan.

[2] The amounts reported in this column represent interest earned during 2018 on account balances. Interest is paid at an annual rate of 7% (which is the 10-year U.S. Treasury securities rate on the effective date of the supplemental employer retirement contribution plan plus an additional 1%). These amounts have not been included in the "Summary Compensation Table" for the fiscal year ended December 31, 2018 or for previous years.

[3] The amounts reported in this column represent account balances at December 31, 2018. These amounts include contributions that the company previously made to the NEOs under the supplemental employer retirement contribution plan and interest earned on account balances. To the extent that the NEOs were considered NEOs in prior years' proxy statements, the Supplemental ERC contributions for prior years were reported in the column "All Other Compensation" in the "Summary Compensation Table" found in our proxy statement for the annual meeting of stockholders.

Employment Agreements

Nasdaq currently has employment agreements with three of its NEOs: Ms. Friedman and Messrs. Knight and Peterson. In addition to the employment agreements, Nasdaq has entered into continuing obligations agreements with each of these officers related to confidentiality and intellectual property protection.

Ms. Friedman's and Mr. Peterson's employment agreements prohibit them from rendering services to a competing entity for a period of two years following the last date of employment. To the extent Mr. Knight acts in a non-legal capacity during the last 12 months of his employment, his employment agreement prohibits him from rendering services to a competing entity for a period of two years following the last date of employment. To receive certain termination payments and benefits, Ms. Friedman and Messrs. Knight and Peterson must execute a general release of claims against Nasdaq. In addition, termination payments and benefits may be discontinued if the NEO breaches the restrictive covenants in either the employment agreement or the continuing obligations agreement.

Each employment agreement for all three NEOs sets forth the payments and benefits that she or he will receive under various termination scenarios. For further information about these payments and benefits, see "Executive Compensation Tables – Potential Payments upon Termination and Change in Control."

Adena T. Friedman

In association with her promotion to the role of President and CEO, Ms. Friedman entered into a new employment agreement on November 14, 2016. The term of the agreement is January 1, 2017 to January 1, 2022, with no automatic renewals.

The agreement provides for:

» an annual base salary of no less than $1,000,000;

» annual incentive compensation that is targeted at no less than $2,000,000 based on the achievement of one or more performance goals established by the Management Compensation Committee; and

» a 2017 equity grant with a target value of no less than $6,000,000 in the form of PSUs.

Under the agreement, no equity award grants are guaranteed after 2017. However, Ms. Friedman may receive grants of equity awards, based on the Management Compensation Committee's evaluation of the performance of Nasdaq and Ms. Friedman, peer group market data and internal equity, in a manner consistent with past practices.

Nasdaq currently has employment agreements with three of its NEOs: Ms. Friedman and Messrs. Knight and Peterson.

Except in employment agreements and other agreements for certain officers as described in this proxy statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment.

Edward S. Knight

On July 29, 2018, Nasdaq entered into a new employment agreement with Mr. Edward S. Knight. The term of the employment agreement is through December 31, 2020, with no automatic renewals.

The agreement provides that Mr. Knight will receive:

» an annual base salary of no less than $550,000;

» annual incentive compensation that is targeted at no less than $825,000, based upon the achievement of one or more performance goals established by the President and CEO and the Management Compensation Committee; and

» an annual equity award, in accordance with the terms of the Equity Plan.

Bradley J. Peterson

On August 1, 2016, Nasdaq entered into a new employment agreement with Mr. Bradley J. Peterson. The term of the employment agreement is August 1, 2016 to July 31, 2021, with no automatic renewals.

The agreement provides that Mr. Peterson will report directly to the CEO and receive:

» an annual base salary of no less than $525,000;

» annual incentive compensation that is targeted at no less than $800,000, based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee; and

» an annual equity award with a target value of no less than $1,600,000, in accordance with the terms of the Equity Plan.

Potential Payments upon Termination or Change in Control

Involuntary Termination Not for Cause or Voluntary Termination with Good Reason

Employment Agreements

Under their employment agreements, if Ms. Friedman's or Mr. Peterson's employment is terminated by the company without cause, or by the executive for good reason, he or she will be entitled to the following severance payments and benefits from the company:

» a cash payment equal to the sum of: (i) two times the prior year's annual base salary (for Mr. Peterson, this amount decreased to 1.5 times the prior year's annual base salary after the first six months of his agreement), (ii) the target bonus amount for the year prior to the year terminated and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied; and

» a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 24 months (for Mr. Peterson, 18 months) or the date he or she is eligible for coverage under another employer's health care plan.

Under her new employment agreement, Ms. Friedman also would receive continued vesting for 12 months of outstanding PSUs, based on actual performance during the respective periods.

Under Mr. Knight's employment agreement, if his employment is terminated by the company without cause or by Mr. Knight for good reason, the company is obligated to pay to Mr. Knight:

» a pro rata portion of the incentive compensation for the year of termination;

» continued vesting of outstanding equity awards issued prior to the date of such termination of employment; and

» a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, for 18 months, as well as financial and tax services and executive physical exams for 24 months, following the date of such termination of employment.

Ms. Friedman and Messrs. Knight and Peterson have agreed to be subject to certain post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.

Other Agreements

Under the terms of his employment offer letter, if Mr. Ptasznik's employment is terminated by the company without cause, or by the executive for good reason, he will be eligible for the following severance payments and benefits from the company:

» a cash payment under Nasdaq's severance guidelines, which will be no less than the sum of: (i) 18 months of base salary and (ii) his target bonus;

» a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 12 months or the date he is eligible for coverage under another employer's health care plan;

» 18 months of continued equity vesting after termination; and

» acceleration of vesting of his one-time, new hire RSU grant, if termination occurs within the first three years of employment.

Other Severance for NEOs

Severance payments and benefits payable to NEOs not subject to an employment agreement or other severance arrangement would be made at the sole discretion of the company and the Management Compensation Committee. These payments are based on historical practices and predetermined guidelines that have been approved by the Management Compensation Committee.

Ms. Friedman and Messrs. Knight and Peterson have agreed to be subject to certain post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the company and a qualifying loss of employment occur.

ECIP

Under the ECIP, in the event an NEO's employment is terminated for any reason other than death, disability or retirement, the executive's right to a non-equity incentive plan compensation award for the year of termination is forfeited. The Management Compensation Committee, in its sole discretion, may pay a pro rata incentive compensation award to the executive for the year of termination.

Death or Disability

Employment Agreements

Under the employment agreements with Ms. Friedman and Messrs. Peterson and Knight, in the event of death or disability, each executive is entitled to a pro rata target bonus for the year of termination and accelerated vesting of all unvested equity that was awarded as of the effective date of her or his agreement.

ECIP

Under the ECIP, an NEO may, in the discretion of the Management Compensation Committee, receive a pro rata portion of his or her incentive compensation award in the event of death or disability.

Equity Plan

With respect to the other NEOs, under the relevant terms and conditions of the Equity Plan and the individual equity award agreements, all stock options or RSUs that would have vested within one year from the date of death or disability will immediately vest and all vested options may be exercised until the earlier of one year from the date of death or disability or their expiration date. Under the PSU award agreements for all the NEOs, in the event of disability, unvested PSU awards will be forfeited. In the event of death, unvested PSU awards will vest upon the later of the date of death or the date the performance period for the awards is completed.

Resignation Through Retirement Notice

In order to ensure a smooth transition to successors, Mr. Peterson may terminate his employment by providing the company with at least 270 days' prior written notice. If Mr. Peterson's employment is terminated with prior delivery of this notice, he will be entitled to the following payments and benefits:

» a cash payment equal to any pro rata target bonus for the year of termination if performance goals are satisfied; and

» continued vesting of all outstanding equity awards based on actual performance during the relevant performance period.

Under his employment agreement, Mr. Knight may terminate his employment by providing the company with at least 60 days' prior written notice. If his employment is terminated with prior delivery of this notice, he will be entitled to the following payments and benefits:

» a cash payment equal to any pro rata target bonus for the year of termination;

» continued vesting of all outstanding equity awards issued prior to the date of such termination of employment; and

» a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, for 18 months, as well as financial and tax services and executive physical exams for 24 months, following the date of such termination of employment.

Termination Due to Change in Control ("Double Trigger")

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the company and a qualifying loss of employment occur.

Employment Agreements

Under their employment agreements, if Ms. Friedman or Mr. Peterson is terminated within two years after a change in control, either by the company without cause or by the executive for good reason, the executive will be entitled to the following severance payments and benefits from the company:

» a cash payment equal to the sum of: (i) two times the prior year's annual base salary, (ii) the target bonus amount for the year prior to the year termination occurs and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied;

» a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 24 months or the date he or she is eligible for coverage under another employer's health care plan; and

» continued life insurance and accidental death and dismemberment insurance benefits for the same period as the continued health coverage payments.

Under Mr. Knight's employment agreement, if his employment is terminated within two years after a change in control either by the company without cause or by Mr. Knight for good reason, Mr. Knight shall receive a cash payment equal to the sum of his annual base salary through the remaining term of his employment, plus the applicable target bonus for the fiscal years remaining in his term of employment. Mr. Knight would also receive the same COBRA and other benefits coverage noted above for Ms. Friedman and Mr. Peterson.

Change in Control Severance Plan

Under the company's change in control severance plan, EVPs (including Messrs. Ptasznik and Wittman) are entitled to benefits in the event of a change in control. If the executive's employment is terminated by the company without cause within two years following a change in control or by the executive for good reason within one year after a change in control, then he or she will be entitled to the following severance payments and benefits from the company:

» a cash payment equal to the sum of (i) two times annual base salary, (ii) the target bonus amount as defined by the ECIP, (iii) any pro rata target bonus for the year of termination and (iv) any unpaid bonus which had been earned for a completed plan year;

» payment of the employer's share of COBRA premiums for continued coverage under health plans until the earlier of 24 months following termination, or the date the executive is eligible for coverage under another employer's health care plan; and

» outplacement services for up to 12 months, with a maximum value of $50,000.

Under a "best net provision," if amounts payable due to a change in control would be subject to an excise tax under Section 4999 of the Internal Revenue Code, payments or benefits to the executive would either be reduced to an amount that would not trigger an excise tax or the executive would receive all payments and benefits subject to the excise tax, whichever approach yields the best after-tax outcome for the executive officer.

The change in control severance plan contains restrictive covenants, which, among other things, require the executive to maintain the confidentiality of the company's proprietary information and to refrain from disparaging the company. Each executive also is prohibited from soliciting the company's employees or rendering services to a competitor for one year following termination. Further, to receive the benefits, the executive must execute a general release of claims against the company. In addition, the change in control payments and benefits may be discontinued if the executive breaches the restrictive covenants.

Equity Plan

Under the Equity Plan, if outstanding awards are assumed or substituted by the successor company and an employee, including an NEO, is involuntarily terminated by the company other than for cause within a one-year period after a change in control, all unvested equity awards will vest on the termination date. For awards not assumed or substituted by the successor company, all unvested awards shall vest immediately prior to the effective time of the change in control.

Estimated Termination or Change in Control Payments and Benefits

The table on the following page reflects the payments and benefits payable to each NEO in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of December 31, 2018, use the executive's compensation and service levels as of that date and are estimates of the amounts that would be payable to the NEOs in each situation. The actual amounts to be paid can only be determined at the time of an executive's actual separation from the company. Factors that may affect the nature and amount of payments made on termination of employment, among others, include the timing of the event, compensation level, the market price of the company's common stock and the executive's age. Annual incentive amounts are shown at target. The reported value of the accelerated vesting of outstanding equity awards is based on the intrinsic value of these awards (the value based upon the market price of the company's common stock on December 31, 2018). The value of PSUs that continue to vest after termination is reported as if the grants vested at target on the termination date. The amounts shown in the table do not include payments and benefits available generally to salaried employees, such as accrued vacation pay, pension benefits and any death, disability or welfare benefits available under broad-based plans. For information on pension and deferred compensation plans, see the "2018 Pension Benefits Table" on page 96.

Name	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Resignation through Retirement Notice ($)	Termination Due to Change in Control ("Double Trigger") ($)
Adena T. Friedman					
Severance	$4,000,000	–	–	–	$4,000,000
Pro-Rata Current Year Annual Incentive	$2,150,000	$2,150,000	$2,150,000	–	$2,150,000
Stock Option Vesting	–	$1,334,233	$1,334,233	–	–
Continued Performance-Based Equity Vesting	$7,047,077	$13,669,501	–	–	$13,669,501
Equity Vesting	–	–	–	–	–
Health & Welfare Benefits Continuation	$48,037	–	–	–	$48,037
TOTAL	**$13,245,114**	**$17,153,734**	**$3,484,233**	**–**	**$19,867,538**
Michael Ptasznik					
Severance	$1,800,000	–	–	–	$1,800,000
Pro-Rata Current Year Annual Incentive[1]	$900,000	$900,000	$900,000	–	$900,000
Continued Performance-Based Equity Vesting	$1,409,366	$2,923,061	–	–	$2,923,061
Equity Vesting	$634,451	$634,451	$634,451	–	$634,451
Health & Welfare Benefits Continuation	$24,018	–	–	–	$48,037
Outplacement Services	$50,000	–	–	–	$50,000
TOTAL	**$4,817,836**	**$4,457,512**	**$1,534,451**	**–**	**$6,355,549**
Edward S. Knight					
Severance	–	–	–	–	$2,750,000
Pro-Rata Current Year Annual Incentive	$825,000	$825,000	$825,000	$825,000	$825,000
Continued Performance-Based Equity Vesting	$2,332,576	$2,332,576	$2,332,576	$2,332,576	$2,332,576
Equity Vesting	–	–	–	–	–
Health & Welfare Benefits	$36,027	–	–	–	$48,037
TOTAL	**$3,193,603**	**$3,157,576**	**$3,157,576**	**$3,157,576**	**$5,955,613**
Bradley J. Peterson					
Severance	$1,650,000	–	–	–	$1,925,000
Pro-Rata Current Year Annual Incentive	$825,000	$825,000	$825,000	–	$825,000
Continued Performance-Based Equity Vesting	–	$3,412,318	–	–	$3,412,318
Equity Vesting	–	–	–	–	–
Health & Welfare Benefits	$36,027	–	–	–	$48,037
TOTAL	**$2,511,027**	**$4,237,318**	**$825,000**	**–**	**$6,210,355**
Thomas A. Wittman					
Severance	$1,650,000	–	–	–	$1,925,000
Pro-Rata Current Year Annual Incentive[1]	$825,000	$825,000	$825,000	–	$825,000
Continued Performance-Based Equity Vesting	–	$2,805,600	–	–	$2,805,600
Equity Vesting	–	$363,557	$363,557	–	$727,197
Health & Welfare Benefits	$36,027	–	–	–	$48,037
Outplacement Services	$50,000	–	–	–	$50,000
TOTAL	**$2,561,027**	**$3,994,157**	**$1,188,557**	**–**	**$6,380,834**

[1] Since this amount is discretionary, we have assumed that it would be paid at target.

CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our principal executive officer, President and CEO Adena T. Friedman, and the ratio of these two amounts.

Our methodology to identify the median of the annual total compensation of all employees included the following assumptions, adjustments and estimates.

> » We identified the median employee by reviewing the 2018 actual total compensation (which consists of the employee's base salary as of October 22, 2018, actual bonus paid in 2018 and grant date value of actual equity awards granted in 2018) of all full-time, part-time and hourly employees employed by us on October 22, 2018, a population size of 4,049, as further illustrated in the graphic.



NASDAQ'S GLOBAL WORKFORCE: 4,049 EMPLOYEES

1,857
NORTH AMERICA

1,466
EUROPE, MIDDLE EAST & AFRICA

726
ASIA PACIFIC

> » In determining the CEO pay ratio for fiscal year 2018, we used October 22, 2018 as the determination date, rather than October 5, 2017, which was the determination date we used in fiscal year 2017, because there were significant promotions and compensation changes that occurred earlier in October 2018, and we wanted to reflect the more current compensation data.

» Consistent with the applicable rules, we excluded certain employees from our total employee population in determining our median employee.

- We excluded eight employees who became our employees due to the acquisition of Red Quarry in October 2018, as permitted by the merger/acquisition exemption.

- 46 employees who joined Nasdaq after October 22, 2018 due to the acquisition of Quandl were not included in the total population.

- As permitted under the non-U.S. de minimis exemption, we excluded 202 employees located in jurisdictions outside of the United States, as follows: (1) three employees in Belgium, (2) 194 employees in the Philippines, (3) two employees in South Korea, (4) one employee in Turkey and (5) two employees in the United Arab Emirates.

- Following the application of these exclusions, the total number of employees used in our median employee analysis was 3,847 (1,857 employees from North America, 1,460 employees from Europe, the Middle East and Africa and 530 employees from Asia Pacific).

» We annualized 2018 base cash compensation for full-time and part-time permanent employees who were hired after January 1, 2018.

» All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.

» We did not make any cost-of-living adjustments or full-time equivalent adjustments in identifying the median employee.

Using this methodology, we determined that the median employee was an exempt, full time professional employee located in the U.S.

» The 2018 annual total compensation of Ms. Friedman was $14,366,397.

» Based on the same methodology we use for NEOs in the Summary Compensation Table, the 2018 annual total compensation of the median employee was $111,155.

» The ratio of the 2018 annual total compensation of Ms. Friedman to the 2018 annual total compensation of the median employee was 129 to 1.

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the SEC's rules. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies to identify the median employee. The SEC's rules also allow companies to exclude up to 5% of their workforce and make reasonable estimates and assumptions that may impact their employee populations. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Other companies have different employee populations and compensation practices and utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Audit Committee Matters

Audit Committee Matters

Audit Committee Report

AUDIT COMMITTEE RESPONSIBILITIES

The Audit Committee operates under a written charter. The charter, which was last amended effective February 21, 2019, includes the Audit Committee's duties and responsibilities.

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of Nasdaq's accounting, auditing, financial reporting practices and risk management. As part of this effort, the Audit Committee reviews the disclosures in the company's annual report on Form 10-K, quarterly reports on Form 10-Q and quarterly earnings releases. In addition, the Audit Committee assists the Board by reviewing and discussing the effectiveness of controls over Nasdaq's regulatory programs and ERM structure and process, Global Ethics and Compliance Program and confidential whistleblower process. The Audit Committee charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market.

For a description of the Audit Committee's key accomplishments in 2018, please refer to "Board Committees – Audit Committee – 2018 Highlights" on pages 55-57.

REVIEW OF AUDITED FINANCIAL STATEMENTS

The Audit Committee:

» reviewed and discussed the audited financial statements with management;

» discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communications with Audit Committees" as adopted by the PCAOB; and

» received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions referenced above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Nasdaq's annual report on Form 10-K.

The Audit Committee

Thomas A. Kloet, Chair
Melissa M. Arnoldi
Charlene T. Begley
John D. Rainey
Lars R. Wedenborn

Annual Evaluation and 2019 Selection of Independent Auditors

The Audit Committee annually evaluates the performance of the company's independent auditors, including the senior audit engagement team, and determines whether to re-engage the current independent auditors or consider other audit firms. The Audit Committee annually considers the impact of changing auditors when assessing whether to retain the current independent auditor.

Factors considered in deciding whether to retain Ernst & Young LLP include:

» global capabilities, technical expertise and knowledge of the company's operations;

» quality of communications with the Audit Committee and management;

» independence;

» the quality and efficiency of the services provided, including input from management on Ernst & Young LLP's performance and how effectively Ernst & Young LLP demonstrates its independent judgment and objectivity;

» external data on audit quality and performance, including recent PCAOB reports on Ernst & Young LLP and its peer firms;

» the appropriateness of fees;

» tenure as our independent auditor, considering the quality of advice and operational efficiencies resulting from Ernst & Young LLP's institutional knowledge of our operations, risks, business strategies and policies; and

» the controls and processes in place that help ensure Ernst & Young LLP's continued independence.

The Audit Committee assessed Ernst & Young LLP's performance as independent auditor during fiscal year 2018, including the performance of Ernst & Young LLP's lead audit engagement partner and the audit team. As part of its assessment, the Audit Committee reviewed a variety of indicators of audit quality including:

» an annual report from Ernst & Young LLP describing the independent auditors' internal quality control procedures; and

» any material issues raised by the most recent internal quality control review, or peer review.

The Audit Committee also received from Ernst & Young LLP a formal written statement describing all relationships between the firm and Nasdaq that might bear on the firm's independence, consistent with the applicable requirements of the PCAOB. The Audit Committee discussed with the independent registered public accounting firm any relationships that may impact the firm's objectivity and independence and satisfied itself as to the firm's independence.

Ernst & Young LLP has been retained as the company's external auditor continuously since 1986. The current lead engagement partner was designated commencing with the 2014 audit. In compliance with the mandated rotation of Ernst & Young LLP's lead engagement partner, a new lead engagement partner and team have been selected and will commence with the 2019 audit. The Audit Committee was directly involved in the selection process.

Based on its review, the Audit Committee has retained Ernst & Young LLP and believes its continued retention is in the best interests of Nasdaq and its stockholders.

Audit Fees and All Other Fees

The table below shows the amount of fees Nasdaq paid to Ernst & Young LLP for fiscal years 2018 and 2017, including expenses.

	2018	2017
Audit fees[1]	$6,015,712	$6,838,507
Audit-related fees[2]	$966,600	$942,500
Audit and audit-related fees	**$6,982,312**	**$7,781,007**
Tax fees	$29,299	$47,389
All other fees[3]	$1,193,627	$1,616,475
Total[4]	**$8,205,238**	**$9,444,871**

[1] Audit services were provided globally in 2018 and 2017. Fees related to audits of international subsidiaries are translated into U.S. dollars.

[2] The 2018 and 2017 audit-related fees primarily include due diligence on strategic initiatives, including mergers and acquisitions, as well as other attestation reports issued related to Nasdaq's regulatory environment.

[3] The 2018 and 2017 other fees primarily relate to the Swedish Financial Supervisory Authority listing requirements for companies applying for a listing on Nasdaq Stockholm AB. The validation of the company is required to be performed by an external accounting firm. The fees are collected from the listing company by us and paid to Ernst & Young LLP on behalf of the listing company.

[4] Fees exclude services provided to Nasdaq's non-profit entities and services provided in relation to Nasdaq's role as administrator for the Unlisted Trading Privileges Plan.

Audit fees primarily represent fees for:

» the audit of Nasdaq's annual financial statements included in our annual report on Form 10-K;

» the review of Nasdaq's quarterly reports on Form 10-Q;

» statutory audits of subsidiaries as required by statutes and regulations;

» accounting consultations on matters addressed during the audit or interim reviews;

» comfort letters and consents; and

» internal control attestation and reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees primarily represent fees for consultations associated with strategic initiatives, including M&A.

The Audit Committee pre-approves both audit and non-audit services performed by the independent registered public accounting firm, and Nasdaq's Audit Committee pre-approved all such services in 2018 and 2017.

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Ernst & Young LLP as Nasdaq's independent registered public accounting firm for the fiscal year ending December 31, 2019.

PROPOSAL 3:

Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2019

As outlined in the Audit Committee charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Nasdaq's financial statements.

The Audit Committee has appointed Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2019. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Nasdaq and its stockholders. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions by stockholders. The Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP as the independent registered public accounting firm is in the best interests of the company and its stockholders.





Other Items

Other Items

PROPOSAL 4:

Proposal 4: Stockholder Proposal – Right to Act by Written Consent

The Board of Directors unanimously recommends a vote AGAINST Proposal 4.

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, owner of no less than 500 shares of Nasdaq common stock, has informed Nasdaq that he plans to introduce the following proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the company, we have put a box around material provided by the proponent.

Stockholder Proposal and Supporting Statement

Proposal 4 - Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Hundreds of major companies enable shareholder action by written consent. Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic might have received a still higher vote than 67% at Allstate and Sprint if all shareholders had access to independent proxy voting advice.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

This proposal received 46%-support at our 2018 annual meeting. It would have received more than 51% support if all shareholders had access to independent proxy voting advice.

The expectation is that shareholders will not need to make use of this right of written consent because its mere existence will act as a guardrail to help ensue that our company is well supervised by the Board of Directors and management.

Please vote yes:
Right to Act by Written Consent - Proposal 4

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

Our Board carefully considered the advisory votes regarding similar proposals at our 2015, 2017 and 2018 annual meetings and concluded again that this proposal is not in the best interests of Nasdaq and its stockholders. This conclusion is consistent with that of our stockholders, large and small, who cast the majority of votes AGAINST the proposal at each of the annual meetings where it was presented. The Board therefore unanimously recommends that stockholders again vote AGAINST this proposal, as further explained below.

Action by Written Consent Is Unnecessary Given the Ability of Stockholders to Call Special Meetings

Stockholders holding as little as 15% of Nasdaq's voting power may call a special meeting of stockholders. This right permits Nasdaq's stockholders to effect change by bringing important matters before all stockholders for consideration in a fully transparent manner. Stockholder meetings offer important protections and advantages to all stockholders that are absent from the written consent process under this proposal. The protections and advantages of stockholder meetings include the following.

» All stockholders are provided with notice of the meeting and an opportunity to consider the proposed actions and vote their shares.

» The meeting provides stockholders with a transparent forum for open discussion and consideration of the proposed actions.

» Accurate and complete information about the proposed actions is widely distributed well in advance of the meeting, thereby encouraging a fully informed discussion and consideration of the merits of the proposed actions.

» The Board is able to analyze the proposed actions and provide a well-informed recommendation on them.

In this regard, Nasdaq notes that proxy advisory firm Glass Lewis has revised its policy concerning stockholder proposals on written consent. In cases like Nasdaq's where a company has adopted a special meeting right of 15% or below and has adopted reasonable proxy access provisions, Glass Lewis will generally recommend a vote against stockholder proposals regarding written consent. This change is consistent with Nasdaq's view that this proposal is unnecessary, given Nasdaq's corporate governance framework and practices. See pages 25-33.

Action by Written Consent Can Result in Secretive and Unsound Voting Processes, in Opposition to Nasdaq's Commitment to Transparent Decision Making

In contrast to the open and transparent forum of a stockholder meeting, stockholder action by written consent, where there is no advance notice, discussion or debate, can result in secretive and unsound decision making by permitting a bare majority of stockholders to act alone. Therefore, a small group of stockholders, with no fiduciary duties to Nasdaq or other stockholders and without the knowledge or participation of other stockholders, could propose and take action, thereby disenfranchising minority stockholders. This could include action that is significant in nature, such as removing

The Board believes that stockholder action by written consent, where there is no open meeting, advance notice, discussion or debate, may have adverse consequences to Nasdaq and its stockholders, including a lack of transparency and accountability and disenfranchisement of minority stockholders.

directors, amending the governance documents or acting on a proposal to sell our company, all without a stockholder meeting to consider the merits or consequences of that action. The Board believes that matters of sufficient importance to warrant action between annual stockholder meetings should not be decided in this manner.

Action by Written Consent Could Create Confusion and Disruption for Stockholders and the Company

The Board also believes that permitting stockholder action by written consent is not appropriate for a public company like Nasdaq. If permitted, multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory, which has the potential to create substantial confusion and disruption for stockholders and a significant encumbrance on the company's resources, including the time and attention of the Board, its executives and its employees. The Board believes these resources would be better spent developing and growing the company's business to increase long-term value for all stockholders.

Nasdaq's Existing Corporate Governance Practices Emphasize Board Accountability and Provide Numerous Opportunities for Stockholder Action

In addition to providing for stockholders' right to call special meetings, Nasdaq's existing corporate governance practices and policies emphasize Board accountability and give stockholders ample opportunity to take action at a properly called stockholders' meeting. Significant examples include the following.

» **Proxy Access.** In 2016, in response to feedback from stockholders, Nasdaq adopted a proxy access provision that allows a stockholder (or group of stockholders) that complies with certain customary requirements to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials.

» **Annual Elections of Directors.** All of Nasdaq's directors are elected annually by our stockholders.

» **Majority Voting in Director Elections.** In 2010, in response to feedback from stockholders, Nasdaq amended its governance documents to provide that, in an uncontested election of directors, director nominees are elected by a majority of the votes cast.

» **Elimination of Supermajority Voting.** In 2014, in response to feedback from stockholders, Nasdaq eliminated all supermajority voting requirements from its governance documents.

» **Director Nominations**. Nasdaq's By-Laws permit stockholders to nominate persons for election to the Board or propose other business to be considered at an annual or special meeting called by the Board.

» **Ongoing Stockholder Engagement.** Nasdaq frequently solicits stockholder views outside the context of formal stockholders' meetings, considers that input and takes appropriate actions where the long-term interests of all of its stockholders are best served.

» **Independent Board Leadership.** Nasdaq has separated the roles of Chairman of the Board and President and CEO. The Chairman of the Board is an independent director, as are all of the Chairs of the Board Committees.

» **No "Poison Pill."** We do not have a "poison pill," which is a defensive tactic used by a corporation's board of directors against a takeover. Such plans are generally viewed negatively by stockholder rights advocates.

Nasdaq has shown time and again that when it believes a particular action requested by a stockholder is in the best interests of all stockholders, the Board will support that action. In fact, many of the practices described above were adopted in response to stockholder feedback. Nasdaq believes that its corporate governance practices and policies enable stockholders to act in support of their interests while avoiding the risks associated with stockholder action by written consent.

Substantially Identical Proposals Were Rejected by the Company's Stockholders in 2015, 2017 and 2018

The Board has carefully considered the stockholder proposal in light of the rejection by Nasdaq's stockholders of substantially similar proposals submitted by the same proponent at three of the last four Annual Meetings of Stockholders. Our conversations with investors are consistent with the voting results on this issue – while some view written consent as an important right, the majority of our stockholders do not support adopting it. As a result, the Board continues to believe that the actions requested by the proponent are not in the best interests of Nasdaq and its stockholders and urges stockholders to reject the proposal.

Summary

As in 2015, 2017 and 2018, the Board believes that the stockholder proposal to allow stockholder action by written consent is inappropriate, unnecessary and not in the best interests of Nasdaq and its stockholders.

Other Business

The Nasdaq Board knows of no business other than the matters described in this proxy statement that will be presented at the Annual Meeting. To the extent that matters not known at this time may properly come before the Annual Meeting, absent instructions thereon to the contrary, the enclosed proxy will confer discretionary authority with respect to such other matters and it is the intention of the persons named in the proxy to vote in accordance with their judgment on such other matters.

Nasdaq's existing corporate governance practices emphasize board accountability and provide numerous opportunities for stockholder action.


PROXY ACCESS
ANNUAL ELECTIONS OF DIRECTORS
MAJORITY VOTING IN DIRECTOR ELECTIONS
ELIMINATION OF SUPERMAJORITY VOTING
DIRECTOR NOMINATIONS
ONGOING STOCKHOLDER ENGAGEMENT
INDEPENDENT BOARD LEADERSHIP
NO "POISON PILL"

Each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a stockholder from voting in excess of 5% of the total voting power of Nasdaq.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and regulations of the SEC thereunder require our directors, executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of initial ownership and changes in ownership with the SEC. Based solely on our review of copies of such forms received by Nasdaq, or on written representations from reporting persons that no other reports were required for such persons, we believe that during 2018, our directors, executive officers and greater than 10% stockholders complied with all of the Section 16(a) filing requirements.

Security Ownership of Certain Beneficial Owners and Management

The table and accompanying footnotes on pages 117-118 show information regarding the beneficial ownership of our common stock as of the record date by:

» each person who is known by us to own beneficially more than 5% of our common stock;

» each current director and nominee for director;

» each NEO; and

» all directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All vested options, vested shares of restricted stock and vested shares underlying PSUs referred to in the table were granted under the Equity Plan. Shares of common stock underlying options that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Holders of RSUs and PSUs granted under the Equity Plan have the right to direct the voting of the shares underlying those RSUs and PSUs only to the extent the shares are vested.

As of the record date, 165,416,806 shares of common stock were outstanding. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a stockholder from voting in excess of 5% of the total voting power of Nasdaq.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class
Borse Dubai Limited[1] Level 7, Precinct Building 5, Gate District, DIFC, Dubai UAE	29,780,515	18.0%
Investor AB[2] Innax AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden V7	19,394,142	11.7%
Massachusetts Financial Services Company[3] 111 Huntington Avenue, Boston, MA 02199	14,022,762	8.5%
The Vanguard Group, Inc.[4] 100 Vanguard Blvd., Malvern, PA 19355	12,264,474	7.4%
Melissa M. Arnoldi[5]	4,268	*
Charlene T. Begley[6]	7,608	*
Steven D. Black[7]	31,199	*
Adena T. Friedman[8]	434,306	*
Essa Kazim[9]	31,161	*
Thomas A. Kloet[10]	11,631	*
John D. Rainey[11]	2,689	*
Michael R. Splinter[12]	51,848	*
Jacob Wallenberg[13]	–	*
Lars R. Wedenborn[14]	22,500	*
Alfred W. Zollar	–	*
Edward S. Knight[15]	120,818	*
Bradley J. Peterson[16]	21,782	*
Michael Ptasznik[17]	14,488	*
Thomas A. Wittman[18]	78,679	*
All Directors and Executive Officers of Nasdaq as a Group (19 Persons)	896,679	0.5%

*Represents less than 1%.

[1] As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

[2] As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

[3] As of the record date, based solely on information included in a Schedule 13G/A, filed February 13, 2019, Massachusetts Financial Services Company indicated that it has beneficial ownership of and sole dispositive power with respect to 14,022,762 shares and sole voting power with respect to 13,311,967 shares.

[4] As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2019, The Vanguard Group, Inc. indicated that it has beneficial ownership of 12,264,474 shares, sole voting power with respect to 132,808 shares, shared voting power with respect to 25,041 shares, sole dispositive power with respect to 12,109,792 shares and shared dispositive power with respect to 154,682 shares. The Schedule 13G/A includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (98,448 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (88,635 shares).

[5] Represents 4,268 vested shares of restricted stock.

[6] Represents 7,608 vested shares of restricted stock.

[7] Represents 31,199 vested shares of restricted stock.

[8] Represents (i) 179,211 vested options, (ii) 81,584 vested shares of restricted stock, (iii) 139,060 vested shares underlying PSUs and (iv) 34,451 shares granted under the Equity Plan or purchased pursuant to the ESPP when Ms. Friedman was previously an employee of Nasdaq.

[9] Represents 31,161 vested shares of restricted stock. Excludes shares of Nasdaq common stock owned by Borse Dubai. H.E. Kazim, who is Chairman of Borse Dubai, disclaims beneficial ownership of such shares.

[10] Represents (i) 9,631 vested shares of restricted stock and (ii) 2,000 shares acquired through open market purchases.

[11] Represents 2,689 vested shares of restricted stock.

[12] Represents 51,848 vested shares of restricted stock.

[13] Excludes shares of Nasdaq common stock owned by Investor AB. Mr. Wallenberg, who is Chairman of Investor AB, disclaims beneficial ownership of such shares.

[14] Represents (i) 15,000 shares held by a pension insurance fund in the name of FAM AB, which is Mr. Wedenborn's employer and (ii) 7,500 shares held by a pension insurance fund in the name of Investor AB, which is Mr. Wedenborn's former employer.

[15] Represents (i) 47,555 vested options, (ii) 72,562 vested shares underlying PSUs and (iii) 701 shares of stock purchased pursuant to the ESPP.

[16] Represents (i) 13,141 vested shares of restricted stock, (ii) 7,224 vested shares underlying PSUs and (iii) 1,417 shares of stock purchased pursuant to the ESPP.

[17] Represents (i) 7,445 vested shares of restricted stock and (ii) 7,043 vested shares underlying PSUs.

[18] Represents (i) 20,458 vested shares of restricted stock, (ii) 56,316 vested shares underlying PSUs and (iii) 1,905 shares of stock purchased pursuant to the ESPP.

Executive Officers

Nasdaq's current executive officers are listed below.

Name	Age	Position
Adena T. Friedman	49	President and CEO
P.C. Nelson Griggs	48	EVP, Corporate Services
Edward S. Knight	68	EVP and Global Chief Legal and Policy Officer
Lars Ottersgård	54	EVP, Market Technology
Bradley J. Peterson	59	EVP and Chief Information Officer
Michael Ptasznik	51	EVP, Accounting and Corporate Strategy and CFO
Bjørn Sibbern	45	EVP, Information Services
Jeremy Skule	45	EVP and Chief Marketing Officer
Thomas A. Wittman	54	EVP, Global Trading and Market Services
Ann M. Dennison	48	SVP, Controller and Principal Accounting Officer

Adena T. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.

P.C. Nelson Griggs has served as EVP, Corporate Services since April 2018. Mr. Griggs is also President of The Nasdaq Stock Market. Previously, Mr. Griggs was EVP, Listing Services from October 2014 through April 2018 and SVP, New Listings from July 2012 through October 2014. Since joining Nasdaq in 2001, Mr. Griggs has served in a myriad of other roles including SVP, Listings Asia Sales and VP, Listings. Prior to joining Nasdaq, Mr. Griggs worked at Fidelity Investments and a San Francisco based startup company.

Edward S. Knight has served as EVP and Global Chief Legal and Policy Officer since April 2018. Mr. Knight served as EVP and General Counsel from October 2000 through April 2018 and Chief Regulatory Officer from January 2006 through April 2018. Previously, Mr. Knight served as EVP and Chief Legal Officer of the Financial Industry Regulatory Authority from July 1999 to October 2000. Prior to joining the Financial Industry Regulatory Authority, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999. Mr. Knight also serves as a director of Nasdaq Dubai.

Lars Ottersgård has served as EVP, Market Technology since October 2014. Previously, Mr. Ottersgård was SVP, Market Technology from 2008 to October 2014. Mr. Ottersgård joined OMX in 2006 as Global Head of Sales for the company's commercial technology business. Prior to joining OMX, Mr. Ottersgård held various positions at IBM for twenty years, where he covered the Nordic and European markets and was most recently a senior executive for strategic outsourcing for the distribution and communication industries.

Bradley J. Peterson has served as EVP and Chief Information Officer since February 2013. Previously, Mr. Peterson served as EVP and Chief Information Officer at Charles Schwab, Inc. from May 2008 to February 2013. Mr. Peterson was Chief Information Officer at eBay from April 2003 through May 2008. From July 2001 through March 2003, Mr. Peterson was the Managing Director and Chief Operating Officer at Epoch Securities after its merger with Goldman Sachs Group, Inc. He also has held senior executive positions at Epoch Partners, Inc., Charles Schwab & Company and Pacific Bell Wireless (now part of AT&T).

Michael Ptasznik has served as EVP, Accounting and Corporate Strategy and CFO since July 2016. Prior to that, Mr. Ptasznik served as CFO of TMX Group Limited from 2002 to 2016. From 1996 to 2002, Mr. Ptasznik held a number of roles at TMX, including VP, Finance and Administration. Prior to TMX, Mr. Ptasznik served in a number of financial roles at Procter & Gamble Canada Inc. from 1990 to 1996.

Bjørn Sibbern has served as EVP, Information Services since October 2016. Previously, Mr. Sibbern served as SVP, Nasdaq Global Commodities from February 2013 to October 2016 and as SVP, Nasdaq Nordic Equities & Equities Derivatives from 2009 to February 2013. Mr. Sibbern also served as President of the Nasdaq Copenhagen Stock Exchange from 2008 to 2016.

Jeremy Skule has served as EVP and Chief Marketing Officer since April 2018, after previously serving as SVP and Chief Marketing Officer since 2012. Mr. Skule joined Nasdaq in 2012 from UBS, where he led Marketing and Communications for the Wealth Management business. Prior to UBS, Mr. Skule was the Chief Communications Officer at MF Global. Previously, he led the financial services practice at FleishmanHillard, a division of Omnicom Group, one of the largest global public relations and marketing agencies. Mr. Skule's career has spanned senior communications positions and marketing leadership roles in Washington, DC and New York.

Thomas A. Wittman has served as EVP, Global Trading and Market Services since August 2017. He is also CEO of The Nasdaq Stock Market. Previously, Mr. Wittman was EVP, Global Head of Equities from May 2014 through August 2017, SVP, Head of U.S. Equities and Derivatives from June 2013 through April 2014 and SVP of U.S. Options from March 2010 through June 2013. Mr. Wittman joined Nasdaq in 2008 after Nasdaq acquired The Philadelphia Stock Exchange, where Mr. Wittman began his exchange career in 1987 as a software developer.

Ann M. Dennison has served as SVP, Controller and Principal Accounting Officer since April 2016, after previously serving as SVP and Deputy Controller from October 2015 to March 2016. Prior to joining Nasdaq, Ms. Dennison was employed by Goldman Sachs for 19 years, where she was Managing Director. Ms. Dennison joined Goldman Sachs in 1996 from Price Waterhouse.

Certain Relationships and Related Transactions

The Audit Committee of the Board has adopted a written policy requiring notification, review and approval of related person transactions.

The Audit Committee of the Board has adopted a written policy requiring notification, review and approval of related person transactions. Every two years, the Audit Committee reviews and approves the policy on related person transactions.

Under the policy, all related person transactions are subject to ongoing review and approval or ratification by the Audit Committee. For purposes of the policy, a "related person" generally includes directors, director nominees, executive officers, greater than 5% stockholders, immediate family members of any of the foregoing and entities that are affiliated with any of the foregoing.

Under the policy, related person transactions that are conducted in the ordinary course of Nasdaq's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties are considered pre-approved by the Audit Committee. The Transaction Review Committee (consisting of employees in Finance, Internal Audit, the Office of General Counsel and the Office of the Corporate Secretary) is responsible for determining if a transaction meets the pre-approval requirements. If the pre-approval requirements are not met, the transaction is referred to the Audit Committee for review and approval or ratification.

In determining whether to approve or ratify a related person transaction, the Audit Committee considers, among other things, the following factors:

» whether the terms of the related person transaction are fair to Nasdaq and whether such terms would be on the same basis if the transaction did not involve a related person;

» whether there are business reasons for Nasdaq to enter into the related person transaction;

» whether the related person transaction would impair the independence of an outside director;

» whether the related person transaction would present a conflict of interest for any director or executive officer of Nasdaq, taking into account:

- the size of the transaction;
- the overall financial position of the director or executive officer;
- the direct or indirect nature of the director's or executive officer's interest in the transaction; and
- the ongoing nature of any proposed relationship;

» whether the related person transaction is material, taking into account:

- the importance of the interest to the related person;
- the relationship of the related person to the transaction and of related persons to each other;
- the dollar amount involved; and
- the significance of the transaction to Nasdaq investors in light of all the circumstances; and

» whether the related person transaction aligns with Nasdaq's culture of integrity and potential reputational risk implications.

The following section describes certain transactions since the beginning of the fiscal year ended December 31, 2018, in which Nasdaq or any of its subsidiaries was a party, in which the amount involved exceeded $120,000 and in which a related person may have had, or may have, a direct or indirect material interest. In addition to the transactions described below, certain of our directors or director nominees are officers or partners of companies or private equity firms which, directly or through their controlled portfolio companies, enter into commercial transactions with Nasdaq or its subsidiaries from time to time in the ordinary course of business. We do not believe that such directors or director nominees have a direct or indirect material interest in such transactions. In accordance with our policy, all such transactions, and the transactions discussed below, have been reviewed and approved or ratified by the Audit Committee of our Board or received pre-approval, as discussed above.

Borse Dubai

As of the record date, Borse Dubai owned approximately 18% of Nasdaq's common stock. Nasdaq is obligated by the terms of a stockholders' agreement with Borse Dubai to nominate and generally use best efforts to cause the election to the Nasdaq Board of one director designated by Borse Dubai, subject to certain conditions. Essa Kazim, the Chairman of Borse Dubai, has been designated by Borse Dubai as its nominee with respect to the 2019 Annual Meeting.

Nasdaq is party to several commercial agreements with Borse Dubai and/or its affiliates that were negotiated on an arms-length basis and entered into in the ordinary course of business. Under these agreements, during the fiscal year ended December 31, 2018, Borse Dubai or its affiliates paid Nasdaq approximately $0.6 million primarily for market technology products and services, and Nasdaq paid Borse Dubai or its affiliates $0.1 million under a reseller agreement. In addition, in consideration for a release by Borse Dubai of certain potential contractual claims, Nasdaq began issuing a credit to Borse Dubai starting in the first quarter of 2017 for approximately $5 million to be applied toward certain technology services provided by Nasdaq.

Investor AB

As of the record date, Investor AB owned approximately 11.7% of Nasdaq's common stock. The terms of a stockholders' agreement between Nasdaq and Investor AB give Investor AB the right to nominate and generally use best efforts to cause the election to the Nasdaq Board of one director designated by Investor AB, subject to certain conditions. Jacob Wallenberg, the Chairman of Investor AB, has been designated by Investor AB as its nominee with respect to the 2019 Annual Meeting.

Questions and Answers
About Our Annual Meeting

1. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2019 Annual Meeting of Stockholders include the notice of annual meeting, this proxy statement and the annual report on Form 10-K. We also will provide an interactive version of the proxy statement at http://ir.nasdaq.com/. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy involves your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the 2019 Annual Meeting of Stockholders. These two officers are Edward S. Knight and Joan C. Conley. The form of proxy and this proxy statement have been approved by the Board and are being provided to stockholders by its authority.

2. What different methods can I use to vote?

You can vote by any of the following methods.

By Internet. The notice of internet availability of proxy materials contains the website address (www.proxyvote.com) for internet proxy submission. Internet proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on April 22, 2019. You must enter your control number, which is printed in the lower right-hand corner of the notice of internet availability, and you will be given the opportunity to confirm that your instructions have been properly recorded.

By Phone. In the U.S. and Canada, you can vote your shares by calling +1 800 690 6903. Telephone proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on April 22, 2019. When you submit a proxy by telephone, you will be required to enter your control number. You will then receive easy-to-follow voice prompts allowing you to instruct the proxy holders how to vote your shares and to confirm that your instructions have been properly recorded. If you are located outside the U.S. or Canada, you should instruct the proxy holders how to vote your shares by internet or by mail.

By Mail. If you choose to submit a proxy by mail after requesting and receiving printed proxy materials, simply complete, sign and date your proxy card and return it in the postage-paid envelope provided.

Attend the Annual Meeting. All stockholders may vote in person at the Annual Meeting. If you wish to attend the Annual Meeting, you will need to follow the instructions set forth in the answer to the next question.

3. What do I need to do to attend the Annual Meeting?

If you wish to attend the Annual Meeting, you must be a stockholder on the record date (February 25, 2019) and request an admission ticket in advance by visiting www.proxyvote.com and following the instructions provided; you will need the 12 digit number included on your proxy card, voter instruction form or notice. Tickets will be issued only to stockholders. Requests for admission tickets will be processed in the order in which they are received and must be requested no later than 11:59 p.m. (EDT) on April 22, 2019. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis.

At the meeting, each stockholder will be required to present valid picture identification, such as a driver's license or passport, with their admission ticket. If you are a beneficial owner of Nasdaq shares held by a bank, broker or other nominee, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from the bank, broker or other nominee is an example of proof of ownership. If you want to vote in person and your Nasdaq shares are held by a bank, broker or other nominee, you will have to obtain a proxy, executed in your favor, from the holder of record.

Directions to the Annual Meeting are available on our Annual Meeting Information webpage. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted. You may be required to enter through a security check point before being granted access to the meeting.

We invite stockholders to submit written questions in advance of the meeting by visiting our stockholder forum at www.proxyvote.com.

4. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our registrar and transfer agent, Computershare, you are considered a "stockholder of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

5. What if I am a beneficial owner and do not give voting instructions to my broker? What is a broker non-vote?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you <u>must</u> provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm is a discretionary item. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal at their discretion.

Non-Discretionary Items. All of the other proposals in this proxy statement are non-discretionary items. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may not vote on these proposals, resulting in a "broker non-vote."

If you hold your shares through a bank, broker or other nominee, **it is important that you cast your vote if you want it to count on all of the matters to be considered at the Annual Meeting.**

6. What proposals are to be voted on at the 2019 Annual Meeting of Stockholders, and what are the voting standards?

Proposal	Nasdaq Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1. Election of 11 directors (Non-Discretionary Item)	FOR EACH NOMINEE	Majority of votes cast	Not counted as votes cast and therefore have no effect
2. Advisory vote to approve the company's executive compensation as presented in the proxy statement (Non-Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; broker non-votes have no effect
3. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019 (Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; there will not be broker non-votes
4. Stockholder proposal – right to act by written consent (Non-Discretionary Item)	AGAINST	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; broker non-votes have no effect

The proxy provides that each stockholder may vote his or her Nasdaq shares "For," "Against" or "Abstain" on individual nominees and each of the other proposals. Whichever method you select to transmit your instructions, the proxy holders will vote your shares as provided by those instructions. **If you provide a proxy without specific voting instructions, the proxy holders will vote your Nasdaq shares in accordance with the Board recommendations noted above.**

The vote to approve executive compensation is advisory only and, therefore, the result of this vote will not be binding on our Board or Management Compensation Committee. Our Board and Management Compensation Committee will, however, consider the outcome of this vote when evaluating our executive compensation program in the future.

The stockholder proposal is precatory, meaning that it requests that the Board take a specific action, and therefore, the results of the vote on that proposal will not be binding on the Board. The Board will consider the outcome of the stockholder vote in considering next steps on this matter for the upcoming year. If the stockholder proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

7.What can I do if I change my mind after I vote my shares?

You can change your vote by revoking your proxy at any time before it is exercised in one of three ways: submit a later dated proxy (including a proxy submitted through the internet at www.proxyvote.com, by telephone or by proxy card); notify Nasdaq's Corporate Secretary by email at corporatesecretary@nasdaq.com that you are revoking your proxy; or vote in person at the Annual Meeting.

If you are a beneficial owner of Nasdaq shares held by a bank, broker or other nominee, you will need to contact the bank, broker or other nominee to revoke your proxy.

8. How many votes do I have?

Each share of common stock has one vote, subject to the voting limitation in our Amended and Restated Certificate of Incorporation that generally prohibits a stockholder from voting in excess of 5% of the total voting power of Nasdaq.

9. Are votes confidential?

Proxies, ballots and voting instruction forms are handled on a confidential basis to protect your voting privacy. This information will be disclosed only to those recording the vote, except if there is a proxy contest, if the stockholder authorizes disclosure, to defend legal claims or as otherwise required by law. Comments written on your proxy, ballot or voting instruction form are not confidential.

10. What constitutes a quorum for the Annual Meeting?

The presence of the holders of a majority (greater than 50%) of the votes entitled to be cast at the meeting constitutes a quorum. Presence may be in person or by proxy. Abstentions and broker non-votes are counted as present and entitled to vote at the meeting for purposes of determining a quorum.

11. Who counts and tabulates the votes?

Broadridge Financial Solutions, Inc. counts and tabulates the votes and acts as the inspector of elections.

12. When will the company announce the voting results?

Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting, and will be posted on http://ir.nasdaq.com.

13. How are proxies solicited, and what is the cost?

Soliciting a proxy is the outreach to obtain the authorization of stockholders to vote on their behalf at a stockholder meeting. We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (who will not receive any additional compensation for these solicitations), in person or by telephone, electronic transmission or facsimile transmission. Upon request, Nasdaq will reimburse banks, brokers and other nominees for their reasonable expenses in sending proxy materials to their customers and obtaining their proxies.

Nasdaq has hired D.F. King & Co., Inc. to assist in soliciting proxies at a fee of $8,500, plus costs and expenses.

14. What is "householding," and how does it affect me?

Nasdaq has adopted a practice approved by the SEC known as "householding" to reduce printing and postage fees for the meeting notice. "Householding" means that stockholders who share the same last name and address will receive only one copy of the proxy materials, unless we receive instructions to the contrary from any stockholder at that address. We will promptly deliver a separate copy of the proxy materials to you if you contact us to provide such instructions at the following address, telephone number or email address: Nasdaq Investor Relations Department, Attention: Edward Ditmire, One Liberty Plaza, 49th Floor, New York, New York 10006; +1 212 401 8742; investor.relations@nasdaq.com. If you wish to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, telephone number or email address.

15. Will you make a list of stockholders entitled to vote at the 2019 Annual Meeting of Stockholders available?

A list of holders entitled to vote at the Annual Meeting will be available from April 1, 2019 through the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (EDT), at our principal executive offices (One Liberty Plaza, 50th Floor, New York, New York 10006) and the meeting location (Nasdaq MarketSite, Four Times Square, New York, NY 10036).

16. If I cannot attend in person, how can I listen to a live webcast of the meeting?

You are invited to listen to a live webcast of the meeting by visiting our Investor Relations website at http://ir.nasdaq.com/investors/annual-meeting. Webcast participants also will be able to ask questions live through our online chat feature. An archived copy of the webcast will also be available on this website.

17. How can I view or request copies of the company's corporate documents and SEC filings?

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge on the "Financials—SEC Filings page" of our Investor Relations website,

Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting, and will be posted on http://ir.nasdaq.com.

To listen to a live webcast of the meeting, you can visit our Investor Relations website at http://ir.nasdaq.com/investors/annual-meeting.

which can be found at http://ir.nasdaq.com/financials/sec-filings. **We will furnish, without charge, a copy of the annual report on Form 10-K, including the financial statements, to any stockholder upon request to the Nasdaq Investor Relations Department, Attention: Edward Ditmire, One Liberty Plaza, 49th Floor, New York, New York 10006, in writing, or by email at** investor.relations@nasdaq.com. Stockholders also my use the form available at http://ir.nasdaq.com/tools/printed-materials.

18. How do I submit a proposal or director nomination for inclusion in the 2020 proxy statement?

Nasdaq stockholders who wish to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the proxy statement for Nasdaq's 2020 Annual Meeting must submit them on or before November 13, 2019 to the Corporate Secretary and must otherwise comply with the requirements of Rule 14a-8.

Our By-Laws include a proxy access provision that permits a stockholder, or a group of stockholders, owning at least 3% of our outstanding shares of common stock continuously for at least three years, to nominate and include in the proxy materials for an Annual Meeting director nominees constituting up to the greater of two individuals and 25% of the total number of directors then in office, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notice of director nominations submitted under these requirements must be received no earlier than October 14, 2019 and no later than November 13, 2019.

In addition, Nasdaq stockholders may recommend individuals for consideration by the Nominating & Governance Committee for nomination to the Nasdaq Board. Holders should submit such recommendations in writing, together with any supporting documentation the holder deems appropriate, to Nasdaq's Corporate Secretary prior to January 31, 2020.

19. How do I submit other proposals or director nominations for presentation at the 2020 Annual Meeting?

Our By-Laws also establish an advance notice procedure for other proposals or director nominations that are not submitted for inclusion in the proxy statement, but that a stockholder instead wishes to present directly at an Annual Meeting. Under these procedures, a stockholder must deliver a notice containing certain information, as set forth in the By-Laws, to Nasdaq's Corporate Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year's meeting. Assuming the 2020 Annual Meeting is held according to this year's schedule, the notice must be delivered on or prior to the close of business on January 24, 2020, but no earlier than the close of business on December 25, 2019. However, if Nasdaq holds its Annual Meeting on a date that is more than 30 days before or 70 days after such anniversary date, the notice must be delivered no earlier than the close of business on the 120th day prior to the date of the Annual Meeting nor later than the close of business on the later of (i) the 90th day prior to the date of the Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Nasdaq.

How to Vote

Use any of the following methods and your control number:



By Internet Using Your Computer
www.proxyvote.com
Visit 24/7



By Phone
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



By Internet Using Your Tablet or Smart Phone
Scan this QR code 24/7 to vote with your mobile device



By Mail
Cast your ballot, sign your proxy card and return by postage-paid envelope



Attend the Annual Meeting
Vote in person

Join the live webcast of the meeting from our Investor Relations website:
http://ir.nasdaq.com/investors/annual-meeting

YOUR VOTE IS IMPORTANT!



Annex

Annex A

Non-GAAP Financial Measures

In addition to disclosing results determined in accordance with U.S. GAAP, we also have provided non-GAAP net income attributable to Nasdaq and non-GAAP diluted earnings per share. Management uses this non-GAAP information internally, along with U.S. GAAP information, in evaluating our performance and in making financial and operational decisions. We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparisons of our ongoing operating performance.

These measures are not in accordance with, or an alternative to, U.S. GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend investors review the U.S. GAAP financial measures included in this proxy statement, as well as our annual report on Form 10-K, including our consolidated financial statements and the notes thereto. When viewed in conjunction with our U.S. GAAP results and the accompanying reconciliation, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than U.S. GAAP measures alone.

We understand that analysts and investors regularly rely on non-GAAP financial measures, such as non-GAAP net income attributable to Nasdaq and non-GAAP diluted earnings per share, to assess operating performance. We use non-GAAP net income attributable to Nasdaq and non-GAAP diluted earnings per share because they highlight trends more clearly in our business that may not otherwise be apparent when relying solely on U.S. GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our ongoing operating performance. Non-GAAP net income attributable to Nasdaq for the periods presented below is calculated by adjusting for the following items.

Amortization expense of acquired intangible assets: We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses, the relative operating performance of the businesses between periods, and the earnings power of Nasdaq. Performance measures excluding intangible asset amortization therefore provide investors with a more useful representation of our businesses' ongoing activity in each period.

We recommend investors review the U.S. GAAP financial measures included in this proxy statement, as well as our 2018 annual report on Form 10-K, including our consolidated financial statements and the notes thereto.

Merger and strategic initiatives expense: We have pursued various strategic initiatives and completed a divestiture and a number of acquisitions in recent years that have resulted in expenses which would not have otherwise been incurred. These expenses generally include integration costs, as well as legal, due diligence and other third-party transaction costs. The frequency and the amount of such expenses vary significantly based on the size, timing and complexity of the transaction. Accordingly, we exclude these costs for purposes of calculating non-GAAP measures which provide a more meaningful analysis of Nasdaq's ongoing operating performance or comparisons in Nasdaq's performance between periods.

Clearing Default: For the year ended December 31, 2018, we recorded $31 million in expense related to the clearing default of a Nasdaq Clearing commodities member that occurred in September 2018. We recorded an $8 million loss in September 2018 relating to this default. In December 2018, we recorded a $23 million charge as a result of initiating a capital relief program. These charges are recorded in general, administrative and other expense in our Consolidated Statements of Income. See "Nasdaq Commodities Clearing Default," of Note 15, "Clearing Operations," in Nasdaq's annual report on Form 10-K for further discussion of the default. We have excluded these charges as we believe they are non-recurring, as there has never been a loss due to member default in our clearinghouse, and they should be excluded when evaluating the ongoing operating performance of Nasdaq. Any expenses associated with the enhancement of processes and procedures relating to our clearing business will not be excluded from our GAAP results.

Other significant items: We have excluded certain other charges or gains, including certain tax items, that are the result of other non-comparable events to measure operating performance. We believe the exclusion of such amounts allows management and investors to better understand the ongoing financial results of Nasdaq.

For the year ended December 31, 2018, other significant items primarily included:

» gain on sale of investment security which represents our pre-tax gain of $118 million on the sale of our 5.0% ownership interest in LCH;

» net gain on divestiture of businesses which represents our pre-tax net gain of $33 million on the sale of the Public Relations Solutions and Digital Media Services businesses;

» other items:

 • charges related to uncertain positions pertaining to sales and use tax and VAT which are recorded in general, administrative and other expense in our Consolidated Statements of Income; and

 • certain litigation costs which are recorded in professional and contract services expense in our Consolidated Statements of Income.

For the year ended December 31, 2017, other significant items primarily included:

» loss on extinguishment of debt of $10 million which is recorded in general, administrative and other expense in our Consolidated Statements of Income; and

» wind down costs associated with an equity method investment that was previously written off which are recorded in net income from unconsolidated investees in our Consolidated Statements of Income.

For the year ended December 31, 2016, other significant items primarily included:

» restructuring charges of $41 million which were associated with our 2015 restructuring plan;

» an asset impairment charge of $578 million related to the full write-off of a trade name from an acquired business;

» executive compensation of $12 million which represents accelerated expense for equity awards previously granted due to the retirement of the company's former CEO which is recorded in compensation and benefits expense in our Consolidated Statements of Income;

» a regulatory matter that resulted in a regulatory fine of $6 million received by our Nordic exchanges and clearinghouse which is recorded in regulatory expense in our Consolidated Statements of Income;

» other items:

  • the release of a sublease loss reserve due to the early exit of a facility which is recorded in occupancy expense in our Consolidated Statements of Income; and

  • the impact of the write-off of an equity method investment, partially offset by a gain resulting from the sale of a percentage of a separate equity method investment which is recorded in net income from unconsolidated investees in our Consolidated Statements of Income.

Significant tax items: The non-GAAP adjustment to the income tax provision included the tax impact of each non-GAAP adjustment and:

» for the year ended December 31, 2018, a net $7 million increase to tax expense due to a remeasurement of unrecognized tax benefits (excluding the reversal of certain Swedish tax benefits discussed below) and the impact of state tax rate changes;

» for the year ended December 31, 2017, a $12 million decrease to tax expense due to a remeasurement of unrecognized tax benefits; and

» for the year ended December 31, 2016, a tax expense of $27 million due to an unfavorable tax ruling received during the second quarter of 2016, the impact of which is related to prior periods.

Additional adjustments included the following items:

» the impact of newly enacted U.S. tax legislation is related to the Tax Cuts and Jobs Act which was enacted on December 22, 2017. For the year ended December 31, 2018, we recorded an increase to tax expense of $290 million and a reduction to deferred tax assets related to foreign currency translation as a result of the finalization of the provisional estimate related to this act. For the year ended December 31, 2017, we recorded a decrease to tax expense of $89 million, primarily related to the remeasurement of our net U.S. deferred tax liability at the lower U.S. federal corporate income tax rate, which reflected the provisional impact associated with the enactment of this act;

» the reversal of certain Swedish tax benefits. See Note 17, "Income Taxes," to the consolidated financial statements in Nasdaq's annual report on Form 10-K for further discussion; and

» excess tax benefits related to employee share-based compensation of $9 million for the year ended December 31, 2018 and $40 million for the year ended December 31, 2017, were recorded as a result of the adoption of accounting guidance on January 1, 2017. This guidance requires all income tax effects of share-based awards to be recognized as income tax expense or benefit in the income statement when the awards vest or are settled on a prospective basis, as opposed to stockholders' equity where it was previously recorded, and will be a recurring item going forward. This item is subject to volatility and will vary based on the timing of the vesting of employee share-based compensation arrangements and fluctuation in our stock price.

We believe the exclusion of such amounts allows management and investors to better understand the financial results of Nasdaq.

The following table represents reconciliations between U.S. GAAP net income attributable to Nasdaq and diluted earnings per share and non-GAAP net income attributable to Nasdaq and diluted earnings per share.



	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016	
	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share
	(in millions, except share and per share amounts)					
U.S. GAAP net income attributable to Nasdaq and diluted earnings per share	$458	$2.73	$729	$4.30	$106	$0.63
Non-GAAP adjustments:						
Amortization expense of acquired intangible assets	109	0.65	92	0.54	82	0.49
Merger and strategic initiatives expense	21	0.13	44	0.26	76	0.45
Clearing default	31	0.18	–	–	–	–
Gain on sale of investment security	(118)	(0.69)	–	–	–	–
Net gain on divestiture of businesses	(33)	(0.20)	–	–	–	–
Extinguishment of debt	–	–	10	0.06	–	–
Restructuring charges	–	–	–	–	41	0.24
Asset impairment charge	–	–	–	–	578	3.42
Executive compensation	–	–	–	–	12	0.07
Regulatory matter	–	–	–	–	6	0.04
Other	17	0.10	5	0.02	5	0.03
Adjustment to the income tax provision to reflect non-GAAP adjustments and other tax items	4	0.02	(70)	(0.40)	(287)	(1.70)
Impact of newly enacted U.S. tax legislation	290	1.73	(89)	(0.52)	–	–
Reversal of certain Swedish tax benefits	41	0.24	–	–	–	–
Excess tax benefits related to employee share-based compensation	(9)	(0.05)	(40)	(0.24)	–	–
Total non-GAAP adjustments, net of tax	**353**	**2.11**	**(48)**	**(0.28)**	**513**	**3.04**
Non-GAAP net income attributable to Nasdaq and diluted earnings per share	**$811**	**$4.84**	**$681**	**$4.02**	**$619**	**$3.67**
Weighted-average common shares outstanding for diluted earnings per share	167,691,299		169,585,031		168,800,997	

Stockholders and other interested parties are invited to contact the Board by writing us at: AskBoard@nasdaq.com or Nasdaq Board of Directors c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.







Our 2019 Values

Fuel **Client Success**

Play as a **Team**

Act like an **Owner**

Lead with **Integrity**

Demonstrate **Mastery**